United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

VALE S.A.

PUBLICLY LISTED COMPANY

CNPJ 33.592.510/0001-54

ORDINARY AND EXTRAORDINARY GENERAL

SHAREHOLDERS MEETINGS CONVENING NOTICE

Shareholders of Vale S.A. (“Vale or Company”) are hereby invited to convene for the Ordinary and Extraordinary General Shareholders Meetings to be held on April 17, 2013 at 11A.M at Avenida das Américas 700, 2º andar, room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro, Brazil, for the purpose of discussing and deciding upon the matters set forth in the agenda below:

1. Ordinary General Shareholders Meeting

1.1                              Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2012;

1.2                              Proposal for the destination of profits of the said fiscal year;

1.3                              Appointment of the members of the Board of Directors;

1.4                              Appointment of the members of the Fiscal Council; and

1.5                              Establishment of the remuneration of the Senior Management and Fiscal Council members, and ratification of the remuneration paid in the fiscal year of 2012.

2. Extraordinary General Shareholders Meeting

2.1                              Proposal to amend the Company’s By-laws, as follows:

(i)                                    the addition of a sole paragraph to Article 1, the modification of the paragraph 1 of Article 10, the adjustment of the paragraph 1 of Article 11 and the addition of a new paragraph 3 to Article 10, and the adjustment of paragraph 6 of Article 11, in order to adapt the Vale’s By-laws to the mandatory minimum clauses, respectively, on items 1.1, 4.6, 4.3 e 4.5 of the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros;

(ii)                                renumber paragraphs 3 and 4 of Article 10, pursuant to item (i) above;

(iii)                            to exclude from the caput of Article 11 the obligation of the members of the Board of Directors being shareholders of Vale, in accordance with Law nº 12.431/12;

(iv)                             to include in the sole paragraph of Article 12 the possibility of holding the Board of Directors meeting by  teleconference, videoconference or other means of communication;

(v)                                 the adjustment of item XXV of Article 14 to replace the term “fixed assets” by “non-current assets” in order to harmonize it with the new denomination given by the Law nº 11.941/09;

(vi)                             to exclude the item IV of Article 24 considering that the Fiscal Council, acting as audit committee for the purpose of the Law Sarbanes-Oxley (Sarbox), already analyzes the annual management report and the financial statements of the Company;

(vii)                         the addition on the caput of Article 29 of the possibility that the Executive Officers may participate in Executive Board Meetings by any means of communication that could ensure the effective participation and the authenticity of the vote;

(viii)                     to exclude from §1º of Article 35 the restriction of the expiry date of the ad negotia power of attorneys to December 31 of each year;

(ix)                             the replacing on the item I of Article 43 of the mention to the Exhaustion Reserve by Tax Incentive Reserve, once that the tax incentive related to that reserve expired in 1996; and

2.2                              The consolidation of the By-laws to reflect the amendments.

According to CVM Rule 165/91 amended by CVM Rule nº 282/98, a shareholder must hold at least 5% (five percent) of the Company’s voting capital in order to request the cumulative voting system.

All documentation pertaining to the matters to be discussed in the Ordinary and Extraordinary General Shareholders Meetings is available to shareholders at Vale’s headquarters, on its website (http://www.vale.com) and at the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), of the BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange (www.bmfbovespa.com.br), of the Securities and Exchange Commission of the United States (www.sec.gov) and of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Shareholders who wish to attend the meeting shall present their IDs badges and the proof of their shareholding participation interest to be issued by the depositary financial institution.  Each Shareholder entitled to attend and vote at the meetings is entitled to appoint a proxy or, where permitted, more than one proxy, to attend and vote instead of him. A proxy must be either a Shareholder, a manager (Director or Executive Officer) of Vale, an attorney-at-law registered with the Brazilian Bar Association or a financial institution. Proxies shall be granted pursuant to Article 126 of the Brazilian Corporate Law, being not more than one year prior to the meeting, and, in the event of the issuance in a language other than Portuguese, such documents as well as any corporate documents, if applicable, shall be followed by a Portuguese translation, all duly notarized and consularized.

In order to speed up the meeting constitution process, shareholders who shall be represented by proxy may send the respective power of attorney to our offices 72 (seventy-two) hours in advance of the meeting herein convened.

Rio de Janeiro, March 13th, 2013.

Dan Conrado

Chairman of the Board of Directors

PROPOSAL FOR THE DESTINATION OF NET INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Dear Members of the Board of Directors

The Executive Officers’ Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income incurred in the fiscal year ended December 31, 2012.

The net income for the year, according to the income Statement, amounted to R$9,733,695,883.37 (nine billion, seven hundred thirty-three million, six hundred ninety-five thousand, eight hundred and eighty-three billion reais and thirty-seven cents), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission rules (CVM) / Accounting Standards Committee (CPC). The net profits added to the unrealized income reserve, in the amount of R$740,519,589.90 (seven hundred and forty million, five hundred nineteen thousand five hundred and eighty-nine reais and ninety cents) totalizes R$10,474,215,473.27 (ten billion, four hundred seventy-four million, two hundred and fifteen thousand, four hundred and seventy-three reais and twenty-seven cents) for which the following destination is hereby proposed:

I -                                             LEGAL RESERVE

To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of Social Capital by force of Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$486,684,794.17 (four hundred eighty-six million, six hundred eighty-four thousand, seven hundred ninety-four reais and seventeen cents).

The allocation to this reserve shall not be recorded in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital.

II -                                        TAX INCENTIVE RESERVES

Vale is entitled to an income tax reduction on regulated exploitation profits, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 and Declaration # 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report t #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of  Maranhão.

Vale is also user of the Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to spend part of the income tax due, reinvesting the money with the aquisition of equipments for the operational plants on de SUDAM and SUDENE areas.

According to tax law (article 545 of Income Tax Regulation) the amount benefited and not payed to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity exclusive to increase capital or to absorb losses.

As mentioned above and exposed on article 195-A, Federal Law#6,404, included by Federal Law #11,638, we propose the amount of R$599,031,296.74 (five hundred ninety-nine million, thirty-one thousand two hundred and ninety-six reais and seventy-four cents) to that Reserve, equal to total tax not withdrawn by Vale due to fiscal benefits mentioned above.

III -                                   DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

Pursuant to Article 42 of  Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by  the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9,249/95, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 the Bylaw, at least 25% of annual net income, adjusted under the legislation shall be allocated to dividend payments.

The adjusted net income, which for 2012 amounted to R$8,647,979,792.46 (eight billion, six hundred forty-seven million, nine hundred and seventy-nine thousand, seven hundred and ninety-two reais and forty-six cents), equals to net income of the year of R$9,733,695,883.37 (nine billion, seven hundred thirty-three million, six hundred and ninety-five thousand, eight hundred and eighty-three reais and thirty-seven cents), reduced of the amount of the constituted legal reserve of R$486,684,794.17 (four hundred eighty-six million, six hundred eighty-four thousand, seven hundred ninety-four reais and seventeen cents), and the destination to tax incentives reserve of R$599,031,296.74  (five hundred ninety-nine million, thirty-one thousand two hundred and ninety-six reais and seventy-four cents). Thus, the minimum mandatory dividend of 25% of adjusted net income as dividends amounts to R$2,161,994,948.12 (two billion, one hundred and sixty-one thousand million, nine hundred ninety-four thousand, nine hundred forty-eight reais and twelve cents), which corresponds to R$0.419529916  per outstanding common and preferred share.

Persuant to Article 5, Paragraph 5 of Vale’s Bylaws, the holders of preferred classes A and golden shares are  entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of Vale’s Bylaws as per the following criteria:

(a)             priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher among them;

(b)             right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above.

On December 31, 2012, the reference value for the minimum annual dividend of preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$1,768,512,670.33 (one billion, seven hundred sixty-eight million, five hundred and twelve thousand, six hundred and seventy reais and thirty three cents), corresponding to R$0.898761480 per outstanding share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1,907,360,838.32 (one billion, nine hundred and seven million, three hundred sixty thousand, eight hundred and thirty-eight reais and thirty-two cents), corresponding to R$0.969324381, per outstanding preferred share, whichever is higher.

Thus, the net income for the fiscal year is sufficient for the full payment of fixed or minimum dividends. There is no cumulative unpaid portion.

Considering the total balance of mandatory dividend relative to fiscal year 2012, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of Vale’s Bylaws, Vale´s actual financial situation, according to balance sheet related to 2012 and the option by equal shareholders treatment, the Executive Officers Board propose to ratify shareholders’ distribution during 2012, as dividends and interest on stockholders’ equity, in the total gross amount of R$ 9,388,499,388.36(nine billion, three hundred eighty-eight million, four hundred and ninety-nine thousand, three hundred and eighty-two reais and thirty-six cents) , under the terms stated in sequence, considered as advances of profit distribution for the year 2012:

a)        the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal and approved by the Board of Directors, at the meeting held on April 13, 2012, in the total gross amount of R$3,273,899,382.36 (three billion, two hundred and seventy-three million, eight hundred and ninety-nine thousand, three hundred and eighty-two reais and thirty-six cents), equivalent to R$0.642281922 per outstanding common or preferred share, based on March 2012 balance, paid from April 30, 2012.

b)        the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal approved by the Board of Directors, at the meeting held on October 16, 2012 in the total gross amount of R$6,114,600,000.00 (six billion, one hundred and fourteen million six hundred thousand reais), equivalent to total gross value of R$1.186523412 per outstanding common or preferred share, R$3,404,600,000.00 (three billion, four hundred and four million six hundred thousand reais) as dividends and R$2,710,000,000.00 (two billion and seven hundred and ten million reais) based on June 2012 balance, paid from October 31, 2012.

This way, obligatory dividend was fully paid, with no retained-amount.

Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three years:

	2012		2011		2010

Net income per share	R$	2.03	R$	7.42	R$	6.91

Interest on shareholders’ equity and dividends per share	R$	1.828805334	R$	1.755732583	R$	1.873923027

Note: Same amounts for all species and classes of shares issued by Vale.

IV -                           SUMMARY

This proposal covers the following allocation of net income for the year 2012:

IN FLOWS	R$

- Net income of the year	9,733,695,883.37
- Realization of investment/expansion reserve	740,519,589.90
10.474.215.473,27

ALLOCATION

- Legal reserve		486,684,794.17
- Tax incentives reserves		599,031,296.74
- Remuneration of shareholders:
- Advanced Interest on shareholder’s equity April 2012	3,273,899,382.36
- Advanced Dividends October 2012	3,404,600,000.00
- Advanced Interest on shareholder’s equity October 2012	2,710,000,000.00

		9,388,499,382,36
		10.474.215.473,27

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, as resolved by the Executive Officers Board.

Rio de Janeiro, February 26, 2013.

Murilo Pinto de Oliveira Ferreira President and Chief Executive Officer (CEO)	Vânia Lucia Chaves Somavilla Executive Officer of HR, Health & Safety, Sustainability and Energy

Luciano Siani Pires Chief of Finance Officer	Roger Allan Downey Executive Officer of Operations, Fertilizers and Coal Marketing

José Carlos Martins Executive Officer of Ferrous & Strategy	Galib Abrahão Chaim Executive Officer of Capital Projects Execution

Humberto Ramos de Freitas Executive Officer of Logistics and Mineral Exploration	Gerd Peter Poppinga Executive Officer of Base Metals

Annex to the Proposal for earnings distribution relative to the fiscal year ended December 31, 2012

Under Article 9, § 1, II and Annex 9-1-II of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	INFORMATION
1. Net income for the fiscal year 2012	R$9,733,695,883.37
2. Amount of dividends, including anticipated dividends and interest on shareholders’ equity already declared	Global Amount of: R$9,388,499,382.36
In the amount of R$1.828805334 per outstanding share, either common or preferred (class “A” and the golden shares).
3. Percentage of distributed net income relating to fiscal year 2012	100% adjusted net income
4. Overall and per share value of dividends based on profits from previous years	Not applicable
5. Shareholders Remuneration for the 2012 fiscal year, net of dividends declared on April 13, 2012 and October 16, 2012	Not applicable
Form and period of payment of interest on shareholders’ equity: Not applicable
There is no impact of restatement and interest on the proposed interest on shareholders’ equity
The declaration dates for the payment of interest on shareholders’ equity, which shall be considered as the record date, pursuant to the Dividend Policy: Not applicable
6. Dividends resolved on April 13, 2012, based on the financial statements as of March 30, 2012	Gross value of R$0.642281922 per outstanding share, either common or preferred (Class “A” and golden share).
Payment Date: April 30, 2012.
7. Dividends resolved on October 16, 2012, based on the financial statements as of June 30, 2012	Gross value of R$1.186523412 per outstanding share, either common or preferred (Class “A” and golden share), being R$0.525868977 as interest on capital and R$0.660654435 as dividends.

Payment Date: October 31, 2012.
8. Provide a comparative table showing net income, dividends and interest on shareholders´ equity per each type and class of share for the 3 (three) previous years.		2012	2011	2010

	Net income per outstanding share	R$2.03	R$7,42	R$6,91
	Dividends and interest on shareholders’ equity	R$1.8288805334	R$1.755732583	R$1.873923027

Obs: Equal amounts to all types and classes of shares.
9. Allocation of profits to legal reserve	Amounts allocated to the legal reserve: R$486,684,794.17

Description of the calculation of the legal reserve:

Before any other allocation, 5% of the net profits of the fiscal year must be placed in this reserve, up to a limit of 20% of the paid-up capital, in accordance with Article 193 of the Brazilian Corporate Law and Article 42 of Vale’s Bylaws.

This reserve may not be constituted in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of the Brazilian Corporate Law), exceeds 30% of paid-up capital.

10. Preferred shares entitled to fixed or minimum dividends

Description of the calculation formula:

In accordance with Article 5º, § 5º of the By Law, holders of preferred shares (the class A and the golden shares) shall be entitled to receive dividends calculated as set forth in Chapter VII of the Bylaws in accordance to the following criteria:

a) priority to receive dividends corresponding to (i) a minimum of 3% (three percent) of the net equity share value , calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated over the portion of the capital represented by this class of share, whichever higher among them;

b) right to participate in the profits distributed, on equal conditions as those applicable to common shares, once a dividend equal to the minimum annual dividend established in accordance with letter “a” above is ensured.

The year profit is enough for the full payment of the fixed or minimum dividends.

There are no cumulative installments outstanding.

As of December 31, 2012, the reference value for the minimum annual dividend is either R$1,768,512,670.33, which corresponds to 6% over the preferred capital, equivalent to R$0.898761480 per share; or R$1,907,360,838.32, which corresponds to the 3% of shareholder’s equity of preferred shares outstanding, equivalent to R$0.969324381 per outstanding preferred share, whichever is higher.

11. Mandatory Dividend

Describe the method of calculation provided for in the Bylaws:

Pursuant to Article 42 of Vale’s By-Laws, after the constitution of the legal reserve, the destination of the remaining portion of the net income calculated at the end of each financial year shall, through a Management proposal, be submitted to the General Shareholders Meeting, and the amount, paid or credited, as interest on shareholders equity, according to Article 9, § 7 of Law 9,249 and the applicable legislation and regulation, may be ascribed to the mandatory dividend and to the minimum annual dividend on the preferred shares, and such amount, for all legal purposes, shall form the sum of the dividends to be distributed by the Company.

The proposal for distribution of profits shall include the following reserves: (i) Depletion Reserve, to be constituted in accordance with applicable fiscal legislation;(ii) Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit and up to the Company’s share capital.

At least 25% of annual adjusted net income adjusted according to the applicable legislation shall be distributed as dividends.

The mandatory dividend will be paid in full.
Retained amount: Not applicable.

12. In the event of any retention of the mandatory dividend due to the Company’s financial condition: (a) Inform the amount of the retention; (b) Provide a detailed description, of the Company’s financial condition, including the aspects related to the liquidity analysis, working capital and positive cash flows/ and (c) Justify the retention of dividends.

Not applicable.
13. In the event of allocation of profits to the contingencies reserve: (a) Identify the amount allocated to such reserve; (b) Identify the deemed probable loss and its cause; (c) Explain why the loss	Not applicable.

was deemed probable; and (d) Justify the constitution of the reserve.

14. In the event of allocation of profits to the unrealized income reserve: (a) Inform the amount allocated to such reserve; and (b) inform the nature of the unrealized income that gave rise to the reserve.

The Article 43 of the Bylaws provides that the proposed allocation of profits consider the constitution of the following reserves:

I - Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

The Management proposes that no allocation of any value to the reserves above, since there is no net income remaining after allocation to distribute the amounts relating to the Legal Reserve, the Reserve Tax Incentive and payment of dividends / interest on equity .

15. In the event of allocation of profits to the statutory reserves: (a) Describe the By-Laws provisions which established the reserve; (b) Identify the amount allocated to the reserve; and (c) Describe the calculation of such amount.

Not applicable.
16. Retained earnings provided for in the Investment Budget	Not applicable..
17. Destination of profits to the Tax Incentive Reserve	The amount of R$599,031,296.74 was allocated to the Tax Incentive Reserve.

Vale is entitled to an income tax reduction on regulated exploitation profits, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 and Declaration # 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report t #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletinzing plant of São Luiz in the state of  Maranhão.

Vale is also user of the Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) wich alows the entity to spend part of the income tax due, reinvesting the money with the aquisition of equipments for the operational plants on de SUDAM and SUDENE areas.

The tax law predicts (article 545 of Income Tax Regulation) that the amount benefited and not payed to IRS is not available to shareholders and must be accounted in a specific reserve in the net equity exclusive for increasing capital or absorbing losses.

As mentioned above and exposed on article 195-A, Federal Law#6,404, included by Federal Law #11.638, we propose the amount of R$599,031,296.74 to that Reserve, equal to total tax not withdrawn by Vale due to fiscal benefits mentioned above.

BOARD OF DIRECTOR´S REPORT ON MANAGEMENT REPORT AND ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the managements’ report as well as of the financial statements for the fiscal year ended December 31, 2012, unanimously resolved to approve such proposal.

Due to the resolution above, the Board of Directors is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2013.

Rio de Janeiro, February 27, 2013.

Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Director

Robson Rocha	José Ricardo Sasseron
Director	Director

Paulo Soares de Souza	João Moisés de Oliveira
Director	Director

Nelson Henrique Barbosa Filho	Fuminobu Kawashima
Director	Director

José Mauro Mettrau Carneiro da Cunha	Eduardo de Oliveira Rodrigues Filho
Director	Director

Paulo Sergio Moreira da Fonseca	Raimundo Nonato Alves Amorim
Director	Director

BOARD OF DIRECTOR’S REPORT ON PROPOSAL FOR THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2012

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the Executive Officer Board’s proposal for the destination of profits earned in the fiscal year ended December 31, 2012, is favorable to the submission of such proposal to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2013.

Rio de Janeiro, February 27, 2013.

Dan Conrado	Luiz Maurício Leuzinger
Chairman	Director

Robson Rocha	Marcel Juviniano Barros
Director	Director

Nelson Henrique Barbosa Filho	José Mauro Mettrau Carneiro da Cunha
Director	Director

Eduardo de Oliveira Rodrigues Filho	Fuminobu Kawashima
Director	Director

Paulo Sergio Moreira da Fonseca	Raimundo Nonato Alves Amorim
Director	Director

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2012

The Fiscal Council of Vale SA (“Vale”) in carrying out its legal and statutory duties, having examined the Proposal of the Board for the destination of earnings for the year ended 31 December, 2012, is of the opinion that the mentioned information that should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 27th, 2013.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Antônio Henrique Pinheiro Silveira
Counselor	Counselor

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012.

The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2012 and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 27th, 2013.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Antônio Henrique Pinheiro Silveira
Counselor	Counselor

Report from the Controllership Committee on the Management Report and the Financial Statements

The Controllership Committee of Vale SA (“Vale”), under the terms of Article 24, subsection IV, of its By-laws, having examined the Annual Managment Report and Financial Statements for the year ending 2012, recommends the approval of said reports by the Board.

Rio de Janeiro, February 26th, 2013

Paulo Roberto Ferreira de Medeiros	Luiz Carlos de Freitas

MANUAL FOR PARTICIPATION IN THE VALE S.A. SHAREHOLDERS’ ANNUAL AND SPECIAL MEETINGS

I — Notice of Meeting

The Shareholders of Vale S.A. (“Vale”) are hereby called to the Shareholders’ Annual and Special Meetings which will convene, cumulatively, on April 17, 2013, at 11:00 AM, at Avenida das Américas nº 700, 2º andar, Sala 218 (auditory), Città America, Barra da Tijuca, in this City [Rio de Janeiro], in order to deliberate on the following Agenda:

Shareholders’ Annual Meeting

1.1            Evaluation of the management’s annual report and, analysis, discussion, and vote on the financial statements for the fiscal year ending on December 31, 2012;

1.2            Proposal for the destination of profits for the 2012 fiscal year;

1.3            Election of the members of the Board of Directors;

1.4            Election of the members of the Fiscal Council; and

1.5            Establishment of the remuneration of the senior management and members of the Fiscal Council for the year 2013, as well as the annual global remuneration supplementation for the 2012.

Shareholders’ Special Meeting

2.1                      Proposal to amend the Articles of Incorporation of Vale, in order to:

(i)                                    Include a Sole Paragraph in Article 1, amend §1 of Article 10, amend §1 of Article 11, and include a new § 3 in Article 10, and also amend § 6 of Article 11, in order to adapt the By-Laws of Vale  to the statutory clauses required under items 1.1, 4.6, 4.3, and 4.5, respectively, of the Corporate Governance Level 1 Listing Regulation of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros [São Paulo Stock Exchange];

(ii)                                renumber paragraphs 3 and 4 of Article 10, in view of the provisions of item (i) above;

(iii)                            exclude from the caption of Article 11 the mandatory requirement for the members of the Board of Directors to be shareholders of Vale, pursuant to the provisions of Law No. 12.431/2012;

(iv)                             include in the Sole Paragraph of Article 12 the possibility of holding Board of Directors’ meetings via teleconference, videoconference, or other means of communication;

(v)                                 amend item XXV of Article 14 to substitute the term “fixed assets” for “non-current assets” in order to adapt it to the new term used under Law No. 11.941/2009;

(vi)                             exclude item IV from Article 24 due to the fact that the Fiscal Council, in the capacity of audit committee, for the purposes of the provisions under the Sarbanes-Oxley Act (Sarbox), already analyzes the annual management report and the financial statements of the company;

(vii)                         include in the caption of Article 29 the possibility of the Executive Directors to participate in the Executive Directors Meetings through any means of communication that can ensure the effective attendance and the authenticity of votes;

(viii)                     exclude from §1 of Article 35 the limitation of validity term of ad negotia powers of attorney to December 31 of each year; e

(ix)                             substitute in item I of Article 43 the term Depletion Reserve for Fiscal Incentive Reserve, since the fiscal incentive related to that reserve has expired in 1996; and

2.2                              Consolidation of the Articles of Incorporation to reflect the amendments approved.

II — Procedures and Deadlines for participation in the Meetings

In order to participate in the General Meetings of the Company, the shareholders must present an identity document and proof of ownership of Vale’s shares issued by the depositary financial institution. Any shareholder may designate a representative, or more than one depending on the case, through power of attorney, to attend the Shareholders’ Meetings and vote in his or her name. In the event of a proxy, the shareholder must abide by the terms of Article 126 of Law No. 6.404/1976, and it is certain that the representative must have been designated less than one (1) year prior, and must also qualify as a shareholder, senior manager, attorney duly registered with the Brazilian Bar Association, or be a financial institution. In the case of powers of attorney issued in a foreign language, said power of attorney must be accompanied by the company’s by-laws, in the case of a corporation, and the Portuguese translation of said power of attorney, duly notarized and consularized. Under item 5 of this manual, there appears a model of power of attorney to be used as mere reference by the shareholders.

For the purpose of expediting the process of conducting the Meetings, those shareholders represented through a power of attorney may, at their sole and exclusive discretion, send the representative documents seventy-two hours (72) prior to the Meetings, to the following address:

Attn.: Investors Relations Director

Av. Graça Aranha, 26, 12º andar

Centro — Rio de Janeiro — RJ

Regarding the above stated deadline, we point out that the shareholder who appears by the start of the Meetings with the required documents is entitled to participate and vote, even if he or she have not sent them in advance.

III— The Right to Vote

Pursuant to Article 5 of Vale’s By-Laws, each common share, each class “A” preferred share, and each special class preferred share allows for one vote in the deliberations of the General Meeting, and it is certain that class “A” and special preferred shares have the same political rights than the common shares, except for voting to elect members of the Board of Directors, excluding the provisions of §2º and §3º of Article 11 of the By-Laws, as well as the right to elect and dismiss a member of the Fiscal Council and its respective substitute.

Pursuant to §2 and 3 of Article 11 of the By-Laws, and Article 141 of Law No. 6.404/1976, the majority of the members will have the right to elect and dismiss 1 (one) member and his or her substitute on the Board of Directors in a separate voting session at the general assembly, excluding the controlling shareholder, respectively, holders of: (i) common shares, who represent at least 15% (fifteen percent) of the total number of voting shares; and (ii) preferred shares, who represent at least 10% (ten percent) of the capital stock.

If it is verified that neither the holders of common shares nor holders of preferred shares, respectively, reach the above- required quorum , they will have the option to aggregate their shares in order to jointly elect a Board of Director’s member and his or her substitute; although this hypothesis must comply with a minimum quorum of 10% (ten percent) of the capital stock.

We point out, however, that such prerogatives can only be exercised by shareholders who prove that they have uninterruptedly held their shareholdings, as required, for a minimum period of three (3) months immediately prior to the general meeting that elects the members of the Board of Directors.

IV — Subject matters of the Agenda of the Shareholders’ General and Special Meetings

All documents regarding the agenda of the Vale Shareholders’ General and Special Meetings are available to the shareholders at the main offices of Vale, on the Company’s web site (http://www.vale.com), and on the web sites of the Brazilian Securities and

Exchange Commission (www.cvm.gov.br), the BM&FBovespa S.A. — São Paulo Stock Exchange (www.bmfbovespa.com.br), the Securities and Exchange Commission (www.sec.gov), and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

4.1                               Evaluation of the management’s annual report and analysis, discussion, and vote on the financial statements for the fiscal year ending on December 31, 2012

In order to deliberate on this issue, the following documents will be available to the shareholders: (a) the Annual Management Report, the Financial Statements and the Opinion of the Independent Auditors — PricewaterhouseCoopers Auditores Independentes, which will be published as required by current legislation; (b) the Opinions of the Board of Directors, the Fiscal Committee and the Accounting Committee, the first two dated 02/27/2013 and the last dated 02/28/2013.

4.2                               Proposal for the destination of profits for the 2012 fiscal year

In order to deliberate on this issue, the following documents will be available to the shareholders: (a) the Proposal of the Senior Management for the destination of profits for the fiscal year ended on 12/31/2012; (b) the Attachment to the proposal, pursuant to CVM Instruction No. 481/09 (Attachment 9-1-II); (c) the Opinions of the Board of Directors and the Fiscal Council regarding the destination of profits, the first two of which dated 02/27/2013 and the last one dated 02/26/2013.

4.3                             Election of the members of the Board of Directors of Vale

Pursuant to Article 11 of Vale’s By-Laws, the Board of Directors is composed of eleven members and their respective substitutes, who are shareholders of the company. The mandate term for members of the Board of Directors is two years, and reelection is allowed. The election of the members of the Board of Directors shall comply with the provisions established under current legislation and those under Vale’s By-Laws.

4.3.1 — Board Members appointed by the controlling shareholder, Valepar S.A.

Pursuant to the terms of Article 10 of CVM Instruction No. 481/2009, the information shown below (items 12.6 to 12.10 of the Referral Form) pertain to the candidates appointed for election / reelection by the controlling shareholder Valepar S.A. for effective and substitute members of the Board of Directors.

Name	Dan Antonio Marinho Conrado	Mário da Silveira Teixeira Júnior	Marcel Juviniano Barros	Robson Rocha	Nelson Henrique Barbosa Filho	Renato da Cruz Gomes	Fuminobu Kawashima	Oscar Augusto de Camargo Filho	Luciano Galvão Coutinho
Age	48	67	50	54	43	60	60	75	66
Profession	Banker	Banker	Banker	Administrator	Economist	Engineer	Economist	Attorney	Economist
CPF/MF* or Passport	754.649.427-34	113.119.598-15	029.310.198-10	298.270.436-68	009.073.727-08	426.961.277-00	057.477.947-79	030.754.948-87	636.831.808-20
Position to be held	Board Member	Board Member	Board Member	Board Member	Board Member	Board Member	Board Member	Board Member	Board Member
Election Date	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013
Date of assuming office	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013
Mandate Term	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting
Other positions held at Vale	Member of the Strategic Committee	Member of the Strategic Committee	Member of the Executive Development Committee	Member of the Executive Development Committee	N/A	Member of the Governance and Sustainability Committee	N/A	Member of the Strategic Committee and Member of the Executive Development Committee	Member of the Strategic Committee

*Taxpayer ID number

Name	Marco Geovanne Tobias da Silva	Luiz Mauricio Leuzinger	Francisco Ferreira Alexandre	Sandro Kohler Marcondes	Hayton Jurema da Rocha	Luiz Carlos de Freitas	Hajime Tonoki	Eduardo de Oliveira Rodrigues Filho	Caio Marcelo de Medeiros Melo
Age	47	71	50	47	55	60	52	58	40
Profession	Banker	Engineer	Civil Engineer	Banker	Banker	Accountant	Economist	Engineer	Economist
CPF/MF*	263.225.791-34	009.623.687-68	301.479.484-87	485.322.749-00	153.667.404-44	659.575.638-20	628.127.266-87	442.810.487-15	376.763.691-34
Position to be held	Substitute	Substitute	Substitute	Substitute	Substitute	Substitute	Substitute	Substitute	Substitute
Election Date	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013	04.17.2013
Date of assuming office	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013	05.16.2013
Mandate Term	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting
Other positions held at Vale	N/A	Member of the Finance Committee and the Executive Development Committee	N/A	N/A	N/A	Member of the Accounting Committee	N/A	N/A	N/A

*Taxpayer ID number

Main Professional experience:

Members:

Dan Antonio Marinho Conrado

Chairman of the Board of Directors and Member of the Strategic Committee of Vale since October 2012. His main professional experiences in the last five years include: (i) President of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (since June/2012), supplemental pension fund entity; (ii) Chairman of the Board of Directors (since November/2012), and CEO of Valepar S.A. (since October/2012), controlling shareholder of Vale, a private company that operates as parent company; (iii) Substitute Member of the Board of Directors of Aliança do Brasil S.A. (since June/2010), a publicly-held insurance company; (iv) Substitute Member of the Board of Directors of BRASILPREV S.A. (January/ 2010 to March/2010), a publicly-held company of private pension fund; (v) Member of the Board of Directors of FRAS-LE S.A. (since April/2010), a publicly-held company that operates in the production of friction materials; (vi) Substitute Member of the Board of Directors of Mapfre BBSH2 Participações S.A. (since June/2011), a publicly-held insurance company; (vii) Marketing and Communications Director of Banco do Brasil S.A. (in 2009), a publicly-held financial institution, where he also worked as (viii) Distribution Director - São Paulo-SP (2010 to 2011); and (ix) Vice President for Retail, Distribution and Operations (December/2011 to May/2012); (x) Member of the Fiscal Council of Centrais Elétricas de Santa Catarina S.A. - CELESC (April/2000 to April/2002), a publicly-held company that operates in energy distribution; e (xi) Member of the Fiscal Council of WEG S.A. (April/2002 to April/2005), a publicly-held company that operates as engine manufacturer, and as a supplier of industrial electrical systems. He graduated on 12/27/2001 with a Law Degree from the Dom Bosco University, in Mato Grosso do Sul, and on 10/20/1998 obtained an MBA from the COPPEAD Foundation/Federal University of Rio de Janeiro, he also holds an MBA in Business Management from the INEPAD - Instituto de Ensino e Pesquisa em Administração/Federal University of Mato Grosso - UFMT, concluded in December of 2009.

Mário da Silveira Teixeira Júnior

Vice Chairman of the Board of Directors (since 2003), and Member of the Strategic Committee of Vale (since 2006). His main professional experiences include: (i) Vice Chairman of the Board of Directors of Valepar (since 2003), a private company that controls Vale (parent company); (ii) Member of the Board of Directors of Banco Bradesco (since 1999), where he holds the positions of (iii) Member and Coordinator of the Internal Control and Compliance Committee (since 2004), and (iv) Member of the Remuneration Committee (since 2004), and where he also worked as (v) Member and Coordinator of the Auditing Committee (from 2004 to 2009), (vi) Department Director (from 1984 to 1992),

(vii) Executive Managing Director (from 1992 to 1998), and (viii) Executive Vice President (from 1998 to 1999); (ix) Member of the Board of Directors of Bradesco Leasing — Arrendamento Mercantil (since 1998), a privately-held leasing company where he worked as (x) Director (from 1992 to 1998); (xi) Member of the Board of Directors of Bradespar S.A. (since 2002), the parent company of Valepar; (xii) Member of the Board of Directors of Cidade de Deus — Companhia Comercial de Participações S.A. (since 2002), a holding company of non-financial institutions; (xiii) Diretcor of Nova Cidade de Deus Participações S.A. (since 2002), a holding company of non-financial institutions; (xiv) Director of Telecel Telecomunicações Ltda. (since 2005), a fixed [line] switched telephone service company (STFC); (xv) Director of NCF Participações S.A. (since 2002), a holding company of non-financial institutions; (xvi) Member of the Board of Directors of BBD Participações S.A. (since 2006), a holding company of non-financial institutions; (xvii) Member of the Board of Directors and Coordinator of the Strategic Committee of BSP Park Estacionamentos e Participações S.A. (since 2012), a holding company of non-financial institutions; (xviii) Member of the Board of Directors of Banco Espírito Santo de Investimento (from 2002 to 2009), a privately-held financial institution; (xix) Member of the Board of Directors of Banco BERJ (de 2011 a 2012), a publicly-held financial institution. He also held positions in publicly-held companies: (i) Member of the Board of Directors of Bradespar (2002 and 2000-01), a Valepar shareholder and holding company, where he also held the position of (ii) CEO (from 2001 to 2002); (iii) Member of the Board of Directors of Bradesplan Participações (in 1999, and from 2002 to 2006), a holding company whose capital was privatized in 2006, and where he worked as (iv) Director (1998), and (v) CEO (from 2001 to 2002); (vi) Member of the Board of Directors of CPFL Energia (in 2001, and from 2003 to 2006), a holding company; (vii) Member of the Board of Directors of CPFL Geração de Energia (2001 and 2003-05), a holding company; (viii) Member of the Board of Directors of CPFL (from 1997 to 2000 and from 2001 to 2005), a company that operates in the distribution of electrical energy; (ix) Full Member of the Board of Directors of Cia. Piratininga de Força e Luz (de 2003 a 2005), a company that operates in the distribution of electrical energy; (x) Active Member of the Board of Directors of CSN (from 1996 to 2000), a steel mill; (xi) Member of the Board of Directors of COFAP (from 1996 to 1997), whose capital was privatized in 2002, and operates in the manufacturing of vehicle accessories; (xii) Active Member of the Board of Directors of Tigre S.A. (from 1997 to 1998), whose capital was privatized in 2003, and operates in the manufacturing of plastic piping and accessories for construction; (xiii) Member of the Board of Directors of VBC Energia (from 1997 to 2000, and from 2003 to 2005), whose capital was privatized in 2011, and operates as a holding company, where he also worked as (xiv) Chairman of the Board of Directors (from 2001 to 2003); (xv) Member of the Board of Directors of São Paulo Alpargatas (from 1996 to 1999), a company operating in the preparation and milling of cotton fiber; (xvi) Substitute Member of the Board of Directors of Net Serviços de Comunicação (from 1998 to 2000), which provides cable television services by subscription; (xvii) Member of the Board of Directors of Banco Bradesco BBI (2004), a

financial institution which was privatized in 2004; (xviii) Substitute Member of the Board of Directors of Rio Grande Energia (from 1997 to 2000), which operates in energy distribution; and (xix) Member of the Board of Directors of Scopus Tecnologia (from 1992 to 1994) (capital was privatized in 1992), a retailer of computer equipment and supplies]. He also held higher management positions in the following companies which are currently extinct: (i) Pevê Prédios; (ii) Banco Baneb; (iii) Banco BCN; (iv) Banco BEA; (v) Banco BEC, (vi) Bancocidade - Leasing Arrendamento Mercantil; (vii) Banco de Crédito Real de Minas Gerais; (viii) Banco Mercantil de São Paulo; (ix) Baneb Leasing; (x) Boavista S.A.; (xi) Pevê Finasa Participações e Prédios; (xii) Finasa Leasing Arrendamento Mercantil; and (xiii) Banco Bradesco de Investimento. He has a degree in Civil Engineer (December/1970), and in Business Management (December/1980), both from the Universidade Presbiteriana Mackenzie [Mackenzie Presbyterian University].

Marcel Juviniano Barros

Member of the Board of Directors of Vale since October 2012, and member of the Executive Development Committee of Vale since February/2013. His main professional experiences include: (i) Director of Pension Funds of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (since June/2012), a supplemental pension fund entity; (ii) during his 34 year career, he held several positions at Banco do Brasil S.A., a supplemental pension fund entity where he also worked as Union Auditor; and (iii) Secretary General of the Confederação Nacional dos Trabalhadores do Ramo Financeiro [National Confederation of the Financial Sector Employees], where he coordinated international networks. He has a degree in History from the FESB - Fundação Municipal de Ensino Superior de Bragança Paulista, where he graduated in 1995.

Robson Rocha

Full Member of the Board of Directors of Vale (from 2011) and Member of the Executive Development Committee (since February 2013). He is Vice President of Personnel Management and Sustainable Development of Banco do Brasil S.A. (since 2009), a publicly-held financial institution, where he also worked as Director (2008 to 2009). His main professional experiences include: (i) Vice President of the Board of Directors of CPFL Energia S.A. (from April/2010 to April/2011), a publicly-held parent company in the electrical energy sector; (ii) Member of the Board of Directors of Banco Nossa Caixa S.A. (from May to November of 2009), a financial institution which capital was privatized in 2009; (iii) Director of Banco do Brasil (from May/2008 to April/2009). He graduated with a degree in Business Administration from UNICENTRO — Newton Paiva, in Belo Horizonte, in December of 1998; he also graduated from Basic General Studies for High Executives from the UFMG [Federal University of Minas Gerais] in December of 1997, he has a graduate level degree in Strategic Management from the Federal University of Minas Gerais (UFMG), which he completed in December of 2001; he has an MBA in Finance from the Dom Cabral Foundation, from which he graduated in December of 2002, and a Masters Degree in Marketing from the Fundação Ciências Humanas — Pedro Leopoldo [Pedro Leopoldo Human Sciences Foundation], from which he graduated in December of 2001.

Nelson Henrique Barbosa Filho

Full Member of the Board of Directors of Vale (since 2011). His main professional experiences include: (i) Chairman of the Board of Directors of Banco do Brasil S.A. (since 2009), a publicly-held financial institution; (ii) Full Member of the Board of Directors of Brasil Veículos Cia. de Seguros (since 2011), a privately-held insurance company; (iii) Member of the Board of Directors of Brasilcap — Capitalização S.A. (2010 to 2011), a privately-held company which sells capitalization bonds; (iv) Executive Secretary of the [Brazilian] Ministry of the Treasury (since 2011), where he also worked as Secretary for Economic Policy (2008 to 2010), Secretary of Economic Oversight (2007 to 2008), and Deputy Secretary of Economic Policy (2006 to 2007); (v) Member of the Board of Directors of EPE — Empresa de Pesquisa Energética (2007 to 2009), a privately-held company that develops researches for the energy sector; and (vi) Advisor to the President of the Banco Nacional de Desenvolvimento Econômico Social — BNDES, a development bank (2005 to 2006). He graduated in March of 1992 with a degree in Economics from the Federal University of Rio de Janeiro (UFRJ), he has a Master Degree in Economics also from UFRJ, which he concluded in 1995, and a Ph.D. in Economics from the New School for Social Research, in the United States, which he concluded in January of 2002.

Renato da Cruz Gomes

Full Member of the Board of Directors of Vale, and Member of the Governance and Sustainability Committee (since 2001). His main professional experiences include such positions as Director and Full Member of the Board of Directors of Valepar S.A. (since 2001), controlling shareholder, a privately-held company which is Vale’s parent company and controlling shareholder, and Director of Investors Relations of Bradespar S.A. (since 2000), a publicly-held company and shareholder of Valepar S.A., which is also its parent company. He has also worked as senior manager of the following publicly-held companies: (i) Full Member of the Board of Directors of Aracruz Celulose S.A., currently Fibria S.A., a publicly-held company which operates in the production of cellulose from bleached eucalyptus fibers; (ii) Full Member of the Board of Directors of Iochpe-Maxion S.A., a publicly-held company that manufactures parts and accessories for automotive vehicles; (iii) Full Member of the Board of Directors of Bahia Sul Celulose S.A., currently Suzano Celulose S.A., a publicly-held company that produces cellulose and other pulps for paper manufacturers; (iv) Full Member of the Board of Directors of Globo Cabo S.A., currently Net Serviços de Comunicação S.A., a publicly-held company that provides cable television services by subscription, and (v) Substitute Member of the Board of Directors of Latasa Alumínio S.A., currently Rexam Beverage Can South America S.A., a company that was privatized and manufactures metallic packaging. He graduated in 1976 with a degree in Engineering from the Federal University of the State of Rio de Janeiro (UFRJ), and completed his graduate studies in Corporate Management at the Sociedade de Desenvolvimento Empresarial (SDE/IBMEC).

Fuminobu Kawashima

Full Member of the Board of Directors of Vale (since 2011). His main professional experiences include: (i) Representative Director, Executive Vice President of Mitsui & Co., Ltd. (since 2012), a publicly-held company and shareholder of Valepar S.A., which operates in foreign trading, where he also worked as Representative Director, Senior Managing Officer (from June/2011 to March/2012), Executive Director responsible for maritime and aerospace operations (2010 to 2011), Executive Director responsible for the energy operations (2007 to 2010), General Manager of Energy Operations (2005 to 2007), and General Manager of Natural Gas and Energy (from May to September of 2005). He also acted as Member of the Board of Directors of the following privately-held companies: (i) Japan Australia LNG (MIMI) Pty Ltd. (from 2005 to 2007), that operates in the oil and gas industry; (ii) Mitsui Oil Co., Ltd. (de 2007 a 2009), that sells petroleum products; and (iii) Kyokuto Petroleum Industries, Ltd. (2007 a 2009), an oil refinery. He graduated in Economics from the Hitotsubashi University, in Japan, in March of 1976, and concluded his graduate studies in Economic Development at the Keble College, Oxford, in June of 1980.

Oscar Augusto de Camargo Filho

Full Member of the Board of Directors of Vale (since 2003), Member of the Strategic Committee (since 2006) and Member of the Executive Development Committee (since 2003). His main professional experiences include: (i) Active Member of the Board of Directors of Valepar S.A. (since 2003), which is Vale’s controlling shareholder and a privately-held company that operates as Vale’s holding; and (ii) Partner of CWH Consultoria Empresarial (since 2003), a consulting company. He has also worked in senior management for the following publicly-held companies: (i) Chairman of the Board of Directors of MRS Logística S.A. (from 1996 to 2003), a publicly-held railway cargo transportation company; and (ii) CEO and Member of the Board of Directors of Caemi Mineração e Metalurgia S.A. (1996 to 2003), a public-held mining and steel mill company that merged with Vale in 2006. In December of 1963 de graduated with a Law Degree from the University of São Paulo (USP), and concluded his graduate studies in International Marketing at Cambridge University, in September of 1970.

Luciano Galvão Coutinho

Full Member of the Board of Directors (since 2007) and Member of the Strategic Committee of Vale (since 2009), a position he previously held (from 2005 to 2006). His main professional experiences include: (i) President of Banco Nacional de Desenvolvimento Econômico e Social — BNDES (since 2007), a development bank; (ii) Member of the Board of Directors of Petróleo Brasileiro S.A. — PETROBRAS (2009 to 2011), a publicly-held company of oil and gas prospection, and refinery and production of oil products; (iii) Partner of LCA Consultores (1995 to 2007), a consulting company; (iv) Partner of Macrotempo Consultoria (1990 to 2007), a consulting company; (v) Member of the Board of Directors of Ripasa S.A. Celulose e Papel (2002 to 2005), a publicly-held company that manufactures cellulose and paper. He was also (i) Member of the Board of Directors of Guaraniana, currently Neoenergia S.A., (2003 to 2004) a publicly-held holding company that operates in the electric energy sector; (ii) Member of the International Advisory Board of the Dom Cabral Foundation (since 2009), an educational institution focused on the development of executives, entrepreneurs, and companies; (iii) Member of the Board of Trustees of the Fundação Nacional da Qualidade (2009 to 2011), an entity focused on the development of the foundations of excellence in management; and (iv) Member of the Board of Directors of the Fundo Nacional de Desenvolvimento Científico e Tecnológico (since 2007), a financial assistance entity. In June of 1969, he graduated with a degree in Economics from the University of São Paulo (USP); in June of 1970, he concluded his Masters in Economics at the Instituto de Pesquisas Econômicas [Economic Research Institute]; and in January of 1975, he obtained his doctoral degree in Economics from Cornell University.

Substitute Members:

Marco Geovanne Tobias da Silva

Substitute Member of the Board of Directors of Vale (since 2011). His main professional experiences in the last 5 years include: (i) Active Member of the Board of Directors of Valepar S.A. (since 2011), a privately-held company which is Vale’s controlling shareholder and holding company; (ii) Manager of Investors Relations of Banco do Brasil S.A. (1999 to 2010), a publicly-held financial institution; (iii) Shareholdings Director of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (since 2010), a supplemental pension fund entity; (iv) Member of the Fiscal Council of the Companhia de Energia Elétrica da Bahia — Coelba (2002 to 2010), publicly-held company that distributes and sells electric energy; e (v) Chairman of the Board of Directors of Neoenergia S.A. (since 2011), publicly-held company which is also a holding in the electric energy sector. In June of 1990, he graduated from the University of Brasilia with a degree in Economics, and in March of 1997, he obtained his MBA in Marketing from COPPEAD/Federal University of Rio de Janeiro.

Sandro Kohler Marcondes

Substitute Member of the Board of Directors of Vale (since April/2011), where he also acted as Full Member of the Board of Directors (from April of 2007 to March of 2011). His main professional experiences include: (i) Member of the PREVI Fiscal Council — Banco do Brasil Employees’ Pension Fund (since 2012), a complementary pension institution; (ii) Substitute Member of the Board of Directors of Valepar S.A. (since 2009), a privately-held company, which is the holding and controlling shareholder of Vale; (iii) Director of Banco do Brasil S.A. (since 2005), a financial institution; (iv) Permanent Member of the CASSI Deliberative Council — Banco do Brasil Employees’ Assistance Fund (since 2012), an insurance plan operator; (v) Alternate Member of the Administrative Council for the Patagonia Bank S.A. (from 2011 to 2012), an open capital financial institution; (vi) Director of BB Leasing S.A. Arrendamento Mercantil (since 2005), a privately-held leasing company; (vii) Chairman of the Board of Directors of Banco do Brasil A.G., Viena (2008 to 2009), a subsidiary of Banco do Brasil S.A. in Austria; (viii) Member of the Board of Directors of BB Securities Ltd London (since 2005), a securities brokerage company operating abroad; (ix) Full Member of the Board of Directors BB Securities LLC New York (since 2005), a securities brokerage company operating abroad; (x) Member of the Deliberative Council of BBTur Viagens e Turismo Ltda., a corporate travel agency (since 2005); He graduated with a degree in Business Administration from the Universidade Estadual Centro Oeste, PR, and in April of 1994 he completed his Master’s in Business Administration from the Fundação Getulio Vargas (FGV) in São Paulo.

Francisco Ferreira Alexandre

Candidate to Substitute Member of the Board of Directors of Vale. His main professional experiences include: (i) Director Superintendent of Brasil Foods Previdência Privada - BFPP (since 2013), a pension fund; (ii) Administrative Director of PREVI — Fundo de Previdência dos Funcionários do Banco do Brasil (2003 to 2003), a supplemental pension fund entity; (iii) Vice Chairman of the Board of Directors of Empresas Perdigão S.A. (2003 to 2009), an industry that produces food from animal protein; (iv) Vice-President of the Board of Directors of BRF — Brasil Foods S.A. (from 2009 to 2011); and (v) Member of the Board of Directors of Kepler Weber S.A. (2011 to 2013), a company that produces storage structures and transports for agricultural products. In December of 1992, he graduated with a Law Degree from the Centro de Ensino Superior de Alagoas — CESMAC; in March of 1994, he obtained a degree in Civil Engineering from the Federal University of Alagoas (UFAL); he completed his graduate studies in Economics and People Management at the Catholic University (PUC) of São Paulo (July/2002); he has an MBA in Corporate Finance from IAG/PUC of Rio de Janeiro (December/2004); and has conclude his AMP — Advanced Management Program at the Harvard Business School in October/2009.

Hayton Jurema da Rocha

Candidate to Substitute Member of the Board of Directors of Vale. His main professional experiences include: (i) President of the healthcare plan operator CASSI — Caixa de Assistência de Funcionários do Banco do Brasil (from 2010 to 2011); (ii) State

Superintendent for Alagoas (1995), Pernambuco (from 1996 to 1998), Bahia (from 1999 to 2000_, the Federal District *2003 to 2005), of Banco do Brasil S.A., a publicly-held financial institution, where he has also worked as Director of Personnel Management (2000 to 2002), and where he currently holds the position of Director of Marketing and Communications (since 2012); (iv) Member of the Fiscal Committee of WEG S.A. (since 2010). In 1983, he graduated from the Federal University of Alagoas with a degree in Economic Sciences; in 1997, he concluded his graduate studies Lato Sensu with an MBA in Business Management from the Federal University of Pernambuco; and in January of 2006, he concluded his graduate studies with a Specialization in Marketing from the Pontifícia Universidade Católica (Catholic University) of Rio de Janeiro.

Luiz Carlos de Freitas

Substitute Member of the Board of Directors and Member of the Accounting Committee of Vale (since 2007), having held the position of substitute board member from April/2003 to September/2003. His main professional experiences include: (i) Substitute Member of the Board of Directors of Valepar S.A. (since 2005), a privately-held company which is Vale’s controlling shareholder and holding company; and (ii) Superintendent of Bradespar S.A. (from 2000 to 2007), a privately-held company which is a shareholder and holding company of Valepar S.A. In 1990, he graduated from the School of Economic and Administrative Sciences of Osasco with a degree in Accounting Sciences.

Luiz Mauricio Leuzinger

Substitute Member of the Board of Directors of Vale (since May/2012), where he held the same position in 2003. He still holds the same positions as Member of the Finance Committee (since May/2007), and Member of the Executive Development Committee (since May/2012). His main professional experiences include: (i) CEO of Bradespar S.A. (since 2012), a privately-held company which is a shareholder and holding company of Valepar S.A., where he also held the position of (ii) Director (from 2003 to 2007); (iii) Member of the Board of Directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A. (since 2006), current name of American Banknote S.A., a publicly-held company that produces graphic materials in general, plastic and magnetic cards, and provides related and unrelated services; (iv) Member of the Board of Directors of Companhia Paulista de Força e Luz (from 2000 to 2006), a publicly-held company that operates in electric energy distribution; (v) Member of the Board of Directors of Companhia Piratininga de Força e Luz (from 2003 to 2006), a publicly-held company that operates in electric energy distribution; (vi) Member of the Board of Directors of CPFL Energia S.A. (from 2000 to 2006), a publicly-held company that operates as a holding in the energy sector; (vii) Member of the Board of Directors of CPFL Geração de Energia S.A. (from 2000 to 2006), a publicly-held company that operates in electric energy distribution;

(viii) Chairman of the Board of Directors of Rio Grande Energia S.A. (de 2004 a 2006), a publicly-held company that operates in electric energy distribution, where he has also acted as (ix) Member of the Board of Directors (from 2000 to 2006); and (x) CEO (from 1997 to 1998); and (xi) Member of the Board of Directors of VBC Energia S.A. (from 2000 to 2006), current name of Serra da Mesa Energia S.A., a former publicly-held company which was privatized in 2011, and operates as a holding company in the energy sector. On 12/01/1965, he graduated from the Escola Nacional de Engenharia [National School of Engineering] (currently the Federal University of Rio de Janeiro — UFRJ) with a degree in Electric Engineering. On 07/01/1968, he concluded his specialization in Economic Engineering and his Masters in Electric Engineering from the Illinois Institute of Technology, in Chicago, USA.

Hajime Tonoki

Substitute Member of the Board of Directors of Vale (since 2009). His main professional experiences include: (i) Full Member of the Board of Directors and Executive Vice President of Mitsui & Co. (Brasil) S.A. (since 2009), a privately-held trading company; (ii) General Manager of the International Department of the Strategy and Planning Corporate Division of Mitsui & Co., Ltd. (from 2008 to 2009), a publicly-held trading company, a stakeholder of Valepar S.A.; and (iii) Director of the Steel Products Department of Mitsui Brasileira Imp. e Exp. S.A. (from 2004 to 2008), a privately-held trading company. In March/1983, he graduated from the Keio University School of Economics with a degree in Economics.

Eduardo de Oliveira Rodrigues Filho

Substitute Member of the Board of Directors of Vale (since 2011) and Member of the Finance Committee (since 2011). His main professional experiences include: (i) Substitute Member of the Board of Directors of Valepar S.A. (from April/2008 to January/2012), a privately-held company which is Vale’s controlling shareholder and holding company; (ii) Managing Partner of CWH Consultoria Empresarial (since 2008), a consulting company; (iii) Commercial Director of Rio Tinto Brasil Ltda. (purchased by Vale in 2009, currently Mineração Corumbaense Reunida S.A.), a privately-held mining company (from 1994 to 2008). In December of 1978, he graduated from the Catholic University of Rio de Janeiro with a degree in Civil Engineering, and in October of 2000, he concluded his graduate studies in Transportation Planning at the University of Westminster.

Caio Marcelo de Medeiros Melo

He is candidate to be Substitute Member of the Board of Directors of Vale. His main professional experiences include: (i) Member of the Board of Directors of Valepar (since 2008), a privately-held company which is Vale’s controlling shareholder and holding company; (ii) Superintendent of the Capital Market Department of Banco Nacional de Desenvolvimento Econômico e Social — BNDES, a development bank, where he entered as economist in 1998; (iii) Member of the Board of Directors of Vale (from May 2007 to August 2007), and later acted as substitute member (from August 2007 to May 2008); (iv) Member of the Board of Directors of Vale Soluções em Energia S.A. (since 2011), privately-held company in the energy sector, working as substitute member (from February 2011 to April 2012); (v) Substitute Member of the Board of Directors of América Latina Logística S.A. (from 2011 to 2013), publicly-held trading company in the logistic sector, working as member of the Board of Directors (from 2007 to 2009); (vi) Member of the Board of Directors of Lupatech S.A. (since 2012),  working as substitute member (from 2007 to 2009), publicly-held trading company that develops energy products and performs flow control and steel activities; (vii) Member of the Board of Directors of Aços Villares S.A. (from 2003 to 2004 and from 2006 to 2008), a publicly-held steel mill; (viii) Member (from April 2009 to April 2010) and substitute member (from January to April 2007) of the Board of Directors of Telemar Participações S.A., and (ix) Substitute Member of the Board of Directors of Tele Norte Leste Participações S.A. (from 2007  to 2010), both publicly-held trading company in the telephone sector; (x) Substitute Member of the Board of Directors of CTX Participações S.A. (from 2009 to 2010), publicly-held trading company acting as holding; (xi) Member of the Fiscal Council of Tupy S.A (from 2000 to 2001), publicly-held trading company in the sector of cast projects for the automotive industry; (xii) Member of the Fiscal Council of Acesita S.A. (from 2004 to 2005 and from 2006 to 2007), publicly-held trading company of steel mining; (xiii) Member of the Board of Director of Klabin S.A. (from 2007 to 2008), publicly-held trading company of the paper sector; (xiv) Member of the Fiscal Council of Usinas Siderúrgicas de Minas Gerais S.A. (from 2006 to 2010), publicly-held trading company of steel mining He graduated from the University of Brasília with a degree in Economics in 1997.

Statements

Judicial and administrative convictions (including criminal convictions). All candidates, both individually and for all legal purposes, state that during the past five (5)  years they have not been convicted of any crimes, or convicted in any administrative proceedings of the Brazilian Securities and Exchange Commission, or convicted in a final sentence in judicial or administrative proceedings which would have resulted in their suspension or inability to practice any professional or commercial activity.

Marital relationship, stable union, or family relationship up to second degree of kinship. All candidates, both individually and for all legal purposes, state that there is no marital relationship, stable union, or kinship up to the second degree between them, and (i) the officers of Vale; (ii) the officers of direct or indirect subsidiaries of Vale; (iii) the direct or indirect controlling shareholders of Vale; and (iv) the officers of the companies that control Vale directly or indirectly.

Subordination, Service Rendering, or Control Relationships. All candidates, both individually and for all legal purposes, state that, during the past three (3) fiscal years, there hasn’t been any relationship of subordination, service rendering or control between them and (i) a company directly or indirectly controlled by Vale; (ii) Vale’s direct and indirect controlling shareholders; or (iii) relevant suppliers, clients, debtors or creditors of Vale, its subsidiaries or its holding companies.

4.3.2                     Appointed by the Employees of Vale

The direct voting process used by all Vale employees, to elect one member of the Company’s Board of Directors and his or her respective substitute, has been conducted by an Electoral Council specifically created for that purpose.

All employees were invited to run as candidates, and five (5) election alliances were formed. The elections took place on February 26, 27, and 28, 2013, and after the votes were counted and the results confirmed, the “National Unity” alliance, composed by Mr. João Batista Cavaglieri and Mr. Eduardo Fernando Jardim Pinto, full member and substitute, respectively, had the highest number of votes.

The information below (items 12.6 to 12.10 of the reference [check] form) pertain to the members chosen by the employees, whose election must be approved at the Shareholders’ General Meeting, pursuant to § 5 of Article 11 of the BY-Laws.

Name	João Batista Cavaglieri	Eduardo Fernando Jardim Pinto
Age	57	50
Profession	Operations Support Technician	Railroader
CPF/MF*	394.850.647-72	226.158.813-53
Position to be held	Full Member	Substitute Member
Election Date	04.17.2013	04.17.2013
Date of assuming office	05.16.2013	05.16.2013
Mandate Term	Until the date of the 2015 Shareholders’ Annual Meeting	Until the date of the 2015 Shareholders’ Annual Meeting
Other positions held at Vale	N/A	N/A

*Taxpayer ID number

Main professional experiences:

João Batita Cavaglieri

President of Sindicato dos Trabalhadores em Empresas Ferroviárias dos Estados do Espírito Santo e Minas Gerais — SINDFER (Union of Railway Employees of the States of Espirito Santo and Minas Gerais)  (since 2002). His main professional  experience includes (i) Financial Director of SINDFER (from 1996 to 2001); (ii) Effective Member of the Board of Directors of Vale (from 2007 to 2009); and (iii) employee of Vale (October 1973 to May 1996), where he worked in different roles in the maintenance area of the Railway Vitória-Minas.

Eduardo Fernando Jardim Pinto

He was a Permanente Member of Vale’s Administrative Council (from 2005 to 2007, and from 2009 to 2011). His main professional experiences include the position of (i) President of the Railroad Worker’s Union in the States of Maranhão, Pará, and Tocantins (since 2007); (ii) President of the STEFEM, a union organization (since 1993); (iii) Vale Machinist (from 1983 to 1993). He graduated from Law School at the São Luis College in July 2006.

Declarações

Judicial and administrative convictions (including criminal convictions). All candidates, both individually and for all legal purposes, state that during the past  five (5) years they have not been convicted of any crimes, or convicted in any administrative proceedings of the Brazilian Securities and Exchange Commission, or convicted in a final sentence in judicial or administrative proceedings which would have resulted in their suspension or inability to practice any professional or commercial activity.

Marital relationship, stable union, or family relationship up to second degree of kinship. All candidates, both individually and for all legal purposes, state that there is no marital relationship, stable union, or kinship up to the second degree between them, and (i) the officers of Vale; (ii) the officers of direct or indirect subsidiaries of Vale; (iii) the direct or indirect controlling shareholders of Vale; and (iv) the officers of the companies that control Vale directly or indirectly.

Subordination, Service Rendering, or Control Relationships. All candidates, both individually and for all legal purposes, state that, although they are employees of Vale, they have been assigned to the aforementioned unions pursuant to current legislation and, therefore, during the past three (3) fiscal years, there hasn’t been any relationship of subordination, service rendering or control between them and (i) a company directly or indirectly controlled by Vale; (ii) Vale’s direct and indirect controlling shareholders; or (iii) relevant suppliers, clients, debtors or creditors of Vale, its subsidiaries or its holding companies.

4.3.3                   Other Nominations

In the event that the holders of common or preferred shares issued by Vale, individually do not reach quorum, pursuant to §2 and §3 of Article 11 of the By-Laws, and Article 141 of Law No. 6.404/1976, or even if such quorum is reached, they have no intention of nominating a member of the Board of Directors, the controlling shareholder Valepar S.A. proposes to nominate Mr. José Mauro Mettrau Carneiro da Cunha for the position of active member of the Board of Directors of Vale, and to keep vacant the position of substitute member.

Therefore, pursuant to Article 10 of CVM Instruction No. 481/2009, the information is presented below (items 12.6 to 12.10 of the Reference [Check] Form):

Name	José Mauro Mettrau Carneiro da Cunha
Age	63
Profession	Engineer
CPF/MF	299.637.297-20
Position to be held	Full Member
Election Date	04.17.2013
Date of assuming office	05.16.2013
Mandate Term	Until the date of the 2015 Shareholders’ Annual Meeting
Other positions held at Vale	N/A

Main professional experiences:

José Mauro Mettrau Carneiro da Cunha

Full Member of the Board of Directors of Vale (since 2010). His main professional experiences include: (i) Chairman of the Board of Directors of (a) Oi S.A. (from 2009 to 2013), where he is also a Permanent Member of the Administrative Council and President (since 2013), (b) Tele Norte Leste Participações S.A. (“TNL”) (from 2007 to 2012), (c) Telemar Norte Leste S.A. (from 2007 to 2012), (d) Oil S.A. (from 200 to 2012), (e) Tele Norte Celular Participações S.A. (from 2008 to 2012), all publicly-held telephone companies; (ii) Chairman of the Board of Directors of (a) Coari Participações S.A. (from 2007 to 2012) and (b) Dommo Empreendimentos Imobiliários (since 2007, previously named Calais Participações S.A., both publicly-held holding companies. He is also (iii) active member of the Board of Directors of Santo Antonio Energia S.A. (since 2008), a privately-held hydroelectric energy company, and (iv) substitute member of the Board of

Directors of Telemar Participações S.A, a publicly-held telephone company (since 2008); (v) Chairman of the Board of Directors of TNL PCS S.A. (from 2007 to 2012), a telephone company; and (vi) active member of the Board of Directors of Log-In Logística Intermodal S/A (from 2007 to 2012), a publicly-held intermodal transportation company, of which Vale holds 31.3% of the capital stock; and (vii) active member of the Board of Directors of Lupatech S/A (from 2006 to 2012), a publicly-held company which develops energy products and operates in flow control and in the steel industry. In addition to the above-mentioned companies, he was also (viii) active member of the Board of Directors of  the following publicly-held companies: (a) Braskem S.A (from 2007 to 2010), a petrochemical company of which he was previously Vice President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S/A (from 1997 to 2000), electric energy provider; (c) Aracruz Celulose S.A. (from 1997 to 2002), paper factory; (d) Politeno Indústria e Comércio S/A (from 2003 to 2004), petrochemical company; (e) BANESTES S.A. - Banco do Estado do Espírito Santo (from 2008 a 2009), financial institution; and (f) TNL (from 1999 to 2003), where he was later a substitute member of the Board of Directors (2006). In December of 1971, he graduated from the Catholic University of Petrópolis, RJ, with a degree in Mechanical Engineering, having also participated in the Executive Program in Management at Anderson School, University of California, in December of 2002.

Statements

Judicial and administrative convictions (including criminal convictions). The candidate stated, for all legal purposes, that during the past  five (5) years he has not been convicted of any crimes, or convicted in any administrative proceedings of the Brazilian Securities and Exchange Commission, or convicted in a final sentence in judicial or administrative proceedings which would have resulted in their suspension or inability to practice any professional or commercial activity.

Marital relationship, stable union, or family relationship up to second degree of kinship. The candidate stated, for all legal purposes, that there is no marital relationship, stable union, or kinship up to the second degree between him, and (i) the officers of Vale; (ii) the officers of direct or indirect subsidiaries of Vale; (iii) the direct or indirect controlling shareholders of Vale; and (iv) the officers of the companies that control Vale directly or indirectly.

Subordination, Service Rendering, or Control Relationships. The candidate declared, for all legal purposes, that during the past three (3) fiscal years, there hasn’t been any relationship of subordination, service rendering or control between him and (i) a company directly or indirectly controlled by Vale; (ii) Vale’s direct and indirect controlling shareholders; or (iii) relevant suppliers, clients, debtors or creditors of Vale, its subsidiaries or its holding companies.

4.4 — Election of the Members of the Fiscal Council

Pursuant to Article 36 of the By-Laws of Vale, the Fiscal Council is a permanent body composed of three to five active members and their respective substitutes, who remain in office until the first General Shareholders’ Meeting after their election. The election of the Fiscal Council members shall comply with the provisions of current legislation and the By-Laws of Vale.

Pursuant to the provisions of Article 10 of CVM Instruction No. 481/2009, below is information (items 12.6 to 12.10 of the Reference [Check] Form) pertaining to the candidates nominated for election/reelection by the shareholder Valepar S.A. for active and substitute members of the Fiscal Council.

Active Members

Name	Arnaldo José Vollet	Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Age	64	45	74
Profession	Bachelor Degree in Mathematics	Bachelor Degree in Economics	Accounting Technician
CPF/MF*	375.560.618-68	929.390.077-72	011.504.567-87
Position to be held	Active Member	Active Member	Active Member
Election Date	17.04.2013	17.04.2013	17.04.2013
Date of assuming office	16.05.2013	16.05.2013	16.05.2013
Mandate Term	Until the date of the 2014 Shareholders’ Annual Meeting	Until the date of the 2014 Shareholders’ Annual Meeting	Until the date of the 2014 Shareholders’ Annual Meeting
Other positions held at Vale	Not Applicable	Not Applicable	Not Applicable

*Taxpayer ID number

Substitute Members

Name	Valeriano Gomes	Oswaldo Mário Pego de Amorim Azevedo	Vacant(1)
Age	59	71	—
Profession	Economist	Industrial and Production Engineer	—
CPF/MF	313.022.547-15	005.065.327-04	—
Position to be held	Substitute Member	Substitute Member
Election Date	04.17.2013	04.17.2013
Date of assuming office	05.16.2013	05.16.2013
Mandate Term	Until the date of the 2014 Shareholders’ Annual Meeting	Until the date of the 2014 Shareholders’ Annual Meeting	—
Other positions held at Vale	Not Applicable	Not Applicable	—

(1) No one has been nominated as a substitute for Ms. Aníbal Moreira dos Santos.

*Taxpayer ID number

Main professional experiences:

Active Members

Arnaldo José Vollet

Active Member of the Fiscal Council of Vale (since 2011). His main professional experiences include: (i) Executive Director of BB DTVM (from 2002 to 2009), a privately-held securities brokerage firm; (ii) Director of Finances and Investors Relations of Companhia de Energia Elétrica da Bahia — Coelba (from 2000 to 2002), a publicly-held electric energy distribution and sale company; (iii) Member of the Fiscal Council of Telesp Celular — Participações (from 1999 to 2000), a publicly-held telecommunications company; (iv) Member of the Fiscal Council of CELPE — Cia de Eletricidade de Pernambuco (from 2004 to 2009), a publicly-held electric energy distribution company; (v) Member of the Board of Directors of Guaraniana, currently Neoenergia S.A (from 2002 to 2003), a publicly-held holding company operating in the energy sector; (vi) Substitute Member of the Board of Directors of CEMIG — Cia de Energia de Minas Gerais (from 2003 to 2005), a publicly-held energy generation and distribution company; (vii) Member of the Board of Directors of Pronor Petroquímica S.A. (from 1997 to 1998), a publicly-held company which was privatized in May of 2011, and operates in the production, processing, commerce, import, export and sales of chemical and petrochemical products; and (viii) Member of the Board of Directors of Nitrocarbono S.A. (from 1997 to 1998), a publicly-held company which merged with Braskem S.A. 2003, and used to operate in the production of basic and intermediate organic products, petrochemicals, and coal and ethanol products. In December of 1975, he graduated from the University of São Paulo (USP) with a degree in Mathematics, and in June of 1992, completed his Executive MBA in Finance at the Instituto Brasileiro de Mercado de Capitais (IBMEC/RJ).

Marcelo Amaral Moraes

Active Member of the Fiscal Council of Vale (since 2004), where he also acted as Substitute Member (2003). His main professional experiences include: (i) Investment Manager at Bradespar S.A. (from 2000 to 2006), a publicly-held company and shareholder of Valepar S.A., which is also its parent company; (ii) Substitute Member of the Board of Directors of Net Serviços de Comunicação S.A., a provider of cable television services by subscription (from 2004 to 2005); (iii) Executive Director of Stratus Investimentos Ltda. (from 2006 to 2010), a private equity management firm; and (iv) Executive Director of Capital Dynamics Investimentos Ltda. (since January/2012), a private equity management firm; and (v) Visiting Member of the Board of Directors of Infinity Bio-Energy S.A. (from April 2011 to March 2012). In January of 1991, he graduated from the Federal University of Rio de Janeiro with a degree in Economics, in November of 1993 he completed his MBA at COPPEAD/UFRJ, and in November of 2003, he completed his studies in Corporate Law and Arbitrage at the Fundação Getúlio Vargas (FGV).

Aníbal Moreira dos Santos

Active Member of the Fiscal Council of Vale since 2005, where he also acted as Substitute Member from April to July of 2005. His main professional experiences include: (i) Manager of Comptroller Department of Caemi Mineração e Metalurgia S.A. (“Caemi”) (from 1981 to 2003), a publicly-held mining company which merged with Vale in 2006; (ii) Director of several privately-held stock companies controlled by Caemi abroad; (iii) Substitute Member of the Board of Directors (from 1998 to 2003) of privately-held stock companies Minerações Brasileiras Reunidas S.A. — MBR, a privately-held mining company, and Empreendimentos Brasileiros de Mineração S.A. — EBM, a privately-held holding company; and (iv) Active Member of the Fiscal Council of Log-In Logística Intermodal S.A., since April of 2009, a publicly-held intermodal transportation company, of which Vale holds 31.3% of the total capital stock. Graduated in April of 1962 from the Fundação Getúlio Vargas School of Commerce with a degree in Accounting.

Substitute Members

Valeriano Durval Guimarães Gomes

Candidate to Substitute Member of the Fiscal Council of Vale. His main professional experiences include: (i) Full Member of the Deliberative Council of the Associação dos Antigos Funcionários do Banco do Brasil [Association of Banco do Brasil Former Employees] (desde 2011); (ii) Managing Partner of Barbosa Guimarães Consultoria Econômico-Financeira Ltda. (since 2007), a firm specialized in economic projects and financial  consulting; (iii) Substitute Member of the Board of Directors of Neoenergia S.A. (from 2007 to 2010), a publicly-held company that operates as a holding in the electric energy sector; (iv) Substitute Member of the Board of Directors of Nitrocarbono S.A. (from 2002 to 2003), a publicly-held company that operates with oils, fuels, petroleum, and oil products; (v) Substitute Member of Pronor Petroquímica S.A. (from 2002 to 2004), a publicly-held company operating in the production, processing, commerce, import, export, and sales of chemical and petrochemical products. He graduated in 1978 from University Estácio de Sá with a degree in Economic Sciences; in January of 1998 he completed his IAG Masters in Finance — Capital Market at the Catholic University (PUC) of Rio de Janeiro, and in 2001 he completed his specialization in Economic Outlook at the Federal University of Rio de Janeiro.

Oswaldo Mário Pêgo de Amorim Azevedo

Substitute Member of the Fiscal Council of Vale (since 2005), where he also served as Active Member of the Fiscal Council (2004 to 2005), and worked as an Engineer in the industrial sourcing area (Pelletizing) (1964 to 1976). His main professional experiences in the last 5 years include: (i) Member of the Special Consulting Board of the Sindicato das Empresas de Seguros Privados, de Capitalização e de Resseguros do Rio de Janeiro e Espírito Santo [Union of Private Insurance, Capitalization and Reinsurance Companies in Rio de Janeiro and Espírito Santo] (since 2005); (ii) Director of Sul América Cia. de Seguros Gerais (from 2008 to 2012), a privately-held insurance company; (ii) Ombudsman of the Conglomerado Sul America Seguros, an insurance company (from 2005 to 2012), where he also served as (iii) Vice President of Institutional Relations and Overseas Branches (from 1990 to 2010); (iv) Director (from 1980 to 1990); and (v) Deputy Director (from 1976 to 1980); (vi) Vice President of the Federação Nacional das Empresas de Seguros Privados e de Capitalização [National Federation of Private Insurance and Capitalization Companies] (2004 to 2007); (vii) Vice Presidente of the Sindicato das Empresas de Seguros Privados, de Capitalização e de Resseguros do Rio de Janeiro [Union of Private Insurance, Capitalization, and Reinsurance Companies of Rio de Janeiro] (from 2007 to 2012), where he had already served as President (from 1989 to 1992 and from 2001 to 2004); (viii) Substitute Member of the Board of Directors of BrasilVeículos Cia. de Seguros (2006 to 2010) and (ix) BrasilSaúde Cia de Seguros (from 2006 to 2010), both privately-held insurance companies; (x) Vice President of Sul América S.A., a publicly-held assets and shareholdings management company (from 2006 to 2007); (xi) Director and (xii) Vice President of Sul America Cia. Nacional de Seguros, an insurance company which was privatized in 2008 (from 1980 to 2010); (xiii) Director and Vice President of Nova Ação Participações S.A., a publicly-held company that manages assets and mainly financial investments (from 2006 to 2010); he was also (i) Director and (ii) Vice President of Sul América Terrestres, Marítimos e Acidentes Cia. de Seguros, an insurance company which was privatized and later purchased by Sul America Cia. Nacional de Seguros (from 1980 to 1998); (ii) Director of Sul América Cia. de Seguros S.A., a publicly-held insurance company with main offices located in Lima, Peru (from 1996 to 2003); (iv) Director of Corcovado S.A., a real estate company with main offices located in Lima, Peru, which was privatized in 2004 (from 2003 to 2009); and (v) Director da Sul América Capitalização S.A., a privately-held company that negotiates with commercialization bonds (from 1987 to 1998). In January of 1964, he graduated from the Catholic University of Rio de Janeiro (PUC) with a degree in Industrial and Production Engineer.

Statements

Judicial and administrative convictions (including criminal convictions). All candidates, both individually and for all legal purposes, stated that during the past five (5) years they have not been convicted of any crimes, or convicted in any administrative proceedings of the Brazilian Securities and Exchange Commission, or convicted in a final sentence in judicial or administrative proceedings which would have resulted in their suspension or inability to practice any professional or commercial activity.

Marital relationship, stable union, or family relationship up to second degree of kinship. All candidates, both individually and for all legal purposes, stated that there is no marital relationship, stable union, or kinship up to the second degree between them, and (i) the officers of Vale; (ii) the officers of direct or indirect subsidiaries of Vale; (iii) the direct or indirect controlling shareholders of Vale; and (iv) the officers of the companies that control Vale directly or indirectly.

Subordination, Service Rendering, or Control Relationships. All candidates, both individually and for all legal purposes, stated that, during the past three (3) fiscal years, there hasn’t been any relationship of subordination, service rendering or control between them and (i) a company directly or indirectly controlled by Vale; (ii) Vale’s direct and indirect controlling shareholders; or (iii) relevant suppliers, clients, debtors or creditors of Vale, its subsidiaries or its holding companies.

Confirmation of Independence

The candidates to election/reelection for active/substitute members of the Fiscal Council, individually confirmed their independent status for the purposes of section 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and are eligible to be reelected as independent members of the Fiscal Council.

4.5                               Establishment of the remuneration of the Senior Management and Fiscal Council members, and ratification of the remuneration paid in the fiscal year of 2013, as well as the supplementation of the annual global remuneration established for the fiscal year of 2012.

The proposal for the remuneration of Senior Management is made available pursuant to Item 13 of CVM Instruction No. 480/09.

4.6                               Proposal to amend the By-Laws of Vale

For the deliberation on this issue, the By-Laws of Vale are available, highlighting the amendments proposed and their respective alternatives.

MODELO DE PROCURAÇÃO (“POWER OF ATTORNEY”)

ACIONISTA], [Qualificação], neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIIL], [PROFISSÃO], com carteira de identidade nº [            ] e inscrito no CPF/MF sob o nº [             ], residente e domiciliado [ENDEREÇO], na Cidade [           ], Estado [          ], ao qual confere poderes para representar o(a) outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas em primeira convocação no dia 17 de abril de 2013, às 11h, e, se necessário, em segunda convocação em data a ser informada oportunamente, de forma a apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo: Ordem do dia:

Assembleia Geral Ordinária

1) Apreciação do relatório da administração e exame, discussão e votação das demonstrações financeiras, referentes ao exercício social encerrado em 31 de dezembro de 2012.

(   ) a favor   (   ) contra   (   ) abstenção

2) Proposta para a destinação do resultado do exercício de 2012.

(   ) a favor   (   ) contra   (   ) abstenção

3) Eleição dos membros do Conselho de Administração

(   ) a favor   (   )   contra   (   ) abstenção

4) Eleição dos membros do Conselho Fiscal

(   ) a favor   (   ) contra   (   ) abstenção

5) Fixação da remuneração dos administradores

[SHAREHOLDER}, [IDENTIFICATION], hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], holder of ID #[     ] and CPF/MF # [           ], resident in [CITY], and with business address at [ADDRESS], in the City of [           ], State of [           ], as true and lawful attorneys-in-fact to represent the Grantor at the Shareholders’ Annual General and Special Meetings to be held on first call on April 17, 2013, at 11 a.m., and, if necessary, on second call on a date to be duly informed, with powers to assess, discuss, and vote on matters included in the agenda, in accordance with the voting instructions below:

Agenda:

Annual Shareholders’ Meeting

1) Appreciation of the managements’ report and analysis, discussion, and vote on the financial statements for the fiscal year ending December 31, 2012

(   ) Pro   (   )   Against   (   ) Abstain

2) Proposal for the destination of profits of the said fiscal year

(   ) Pro   (   ) Against   (   ) Abstain

3) Appointment of the members of the Board of Directors

(   ) Pro   (   ) Against   (   ) Abstain

4) Appointment of the members of the Fiscal Council

(   ) Pro   (   ) Against   (   ) Abstain

5) Establishment of the remuneration of the

e dos membros do Conselho Fiscal para o ano de 2013, bem como a complementação da remuneração anual global fixada para o exercício de 2012

(   ) a favor   (   ) contra   (   ) abstenção

6) Proposta de alteração do Estatuto Social da Vale

(   ) a favor   (   ) contra   (   ) abstenção

7) Consolidação do Estatuto Social

(   ) a favor   (   ) contra   (   ) abstenção

Este instrumento é válido por [        ], a partir da data de sua assinatura.

Senior Management and Fiscal Council members, and ratification of the remuneration paid in the fiscal year of 2012.

(   ) Pro   (   ) Against   (   ) Abstain

6) Proposal to amend the Company’s By-laws

(   ) Pro   (   ) Against   (   ) Abstain

7) The consolidation of the By-laws to reflect the amendments

(   ) Pro   (   ) Against   (   ) Abstain

This power of attorney shall remain in effect from [              ] until [           ].

[LOCAL/PLACE], [DATA/DATE].

[ASSINATURA DO OUTORGANTE/SIGNATURE OF THE GRANTOR]

BY-LAWS

VALE S.A.

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Proposal to include a sole paragraph to Article 1 to provide that Vale, its shareholders, directors, executive officers and members of the Fiscal Council are subjected to the Corporate Governance Level 1 Listing Rules.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).

Article 2 - The purpose of the company is:

I.                          the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.                     the building and operation of railways and the exploitation of own or third party rail traffic;

III.                  the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.                 the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.                        the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.                   the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation,

Av. Graça Aranha, 26, 15º, 20005-900  Rio de Janeiro  RJ  Brasil  Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.              constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5º - The paid-up capital amounts to R$75,000,000,000.00 (seventy-five billion Reais) corresponding to 5,365,304,100 (five billion, three hundred and sixty-five million, three hundred and four thousand and one hundred) shares, being R$45,524,788,827.91 (forty-five billion, five hundred and twenty-four million, seven hundred and eighty-eight thousand, eight hundred and twenty-seven Reais and ninety-one cents), divided into 3,256,724,482 (three billion, two hundred and fifty-six million, seven hundred and twenty-four thousand, four hundred and eighty-two) common shares and R$29,475,211,172.09 (twenty-nine billion, four hundred and seventy-five million, two hundred and eleven thousand, one hundred and seventy-two Reais and nine cents), divided into 2,108,579,618 (two billion, one hundred and eight million, five hundred and seventy-nine thousand, six hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

§ 1   -   The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2   -   The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 - The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§5 - Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 - Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 - The company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) common shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A” shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of common and/or preferred shares.

§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I.                          change of name of the company;

II.                     change of location of the head office;

III.                  change of the corporate purpose with reference to mineral exploitation;

IV.                   the winding-up of the company;

V.                      the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.                 any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.            any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 - An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 -                        The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

Proposal to adjust §1 of Art. 10 to provide that the investiture of the administrators is subject to a prior execution of the Term of Consent of the Corporate Governance Level 1 Listing Rules of Bovespa:

§1 -                         The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements..

§2 -                        The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

Proposal to include a new §3 of Art. 10 to prevent the cumulation of the positions of Chairman of the Board of Directors and Chief Executive Officer:

§3 -                 The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

§3 -                        The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

Proposal to renumerate the former §3 of Art. 10:

§4 -                 The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§4 -                        The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

Proposal to renumerate the former §4 of Art. 10:

§5 -                 The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

Proposal to adjust the caput of Art. 11 to exclude the obligation of the members of the Board of Directors being shareholders of Vale:

Art. 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 -                        The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

Proposal to amend §1 of Art. 11 to provide that the term of office of the members of the Board of Directors is unified:

§1 - The unified term  of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 -                         Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II - preferred shares representing at least 10% (ten percent) of share capital.

§3 -                        Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 -                        The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 -                        From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6 -                        The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

Proposal to adjust §6 of Art. 11 to prevent the cumulation of the positions of Chairman of the Board of Directors and Chief Executive Officer:

§6 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§7 -                        In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8 -                        Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§9 -                         During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§10 -                 Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§11 -                 Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12-                    With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13 -                 Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14 -                 The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II — Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location.

Proposal to amend the sole paragraph of Art. 12 to allow that the meetings of the Board of Directors to be held by teleconference, videoconference or other means of communication:

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

§1 -                        The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2 -                        The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Subsection III — Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.                                      electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.                                 distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.                            assigning the functions of Investor Relations to an Executive Officer;

IV.                             approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.                                  approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.                             establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.                        approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.                   approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.                            monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.                                 approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.                            issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.                       with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.                  approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.                     approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.                        approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.                   approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.              selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.         appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.                  approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.                       overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.                  approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.             approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.        approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.         approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.              establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

Proposal to adjust item XXV of Art. 14 to replace the term “fixed assets” by “non-current assets”, pursuant to Law nº 11.941/09:

XXV.                establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVI.         approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.  establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.   approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.     authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.   expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.  authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

§1 -                         The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 -         The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.

§1 -         The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§3 - During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings

Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 - The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV — Responsibilities

Article 20 - The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.

Article 21 - The Executive Development Committee shall be responsible for:

I -                      issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II -                 analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III -              submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and

IV -               issuing reports on health and safety policies proposed by the Executive Board.

Article 22 - The Strategic Committee shall be responsible for:

I -                      issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II -                 issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

III -            issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors; and

IV -             issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 - The Finance Committee shall be responsible for:

I -                      issuing reports on the corporate risks and financial policies and the internal financial control systems of the Company; and

II -                 issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Article 24 - The Accounting Committee shall be responsible for:

I -                      recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors;

II -                 issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III -            tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors; and

IV -             analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.

Proposal to exclude item IV of Art. 24, considering that such assignment is up to the Fiscal Council, acting as audit committee for the purpose of the Law Sarbanes-Oxley (Sarbox):

~~IV -                                     analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.~~

Article 25 - The Governance and Ethics Committee shall be responsible for:

I -                                 evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II -                             submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; and

III -                         issuing reports on potential conflicts of interest between the company and its shareholders or administrators, and

IV -                          issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.

SECTION III - EXECUTIVE BOARD

Subsection I — Composition

Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 - The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II — Workings

Article 27 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1º -                      In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2º -                      In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings,  for the duration of the temporarily impaired or absent Executive Officer’s term.

§3º -                      Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the  Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4º -                      Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute; and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication.

Proposal to adjust the caput of Art. 29 to harmonize it with the text proposed for the meetings of the Board of Directors:

Art. 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1 -                        When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2 -                        Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 -                        The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities

Article 32 - The Executive Board shall be responsible for:

I -                                  approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -                             preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -                        complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -                         preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -                              preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI -                         planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -                    identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII -      identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -                        preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -                             submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -                        defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -                   preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -                adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -                 preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -                    authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI -               authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII -          propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII-   authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -                authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX -                   establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -              establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 -                         The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -                      The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 - The responsibilities of the Chief Executive Officer are to:

I -                                    take the chair at meetings of the Executive Board;

II -                             exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III -                        coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -                         select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -                              coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II — Workings;

VI -                         indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II — Workings;

VII -                    keep the Board of Directors informed about the activities of the company;

VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article 34 - The Executive Officers are to:

I -                                  organize the services for which they are responsible;

II -                            participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -                       comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -                          contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

Proposal to adjust §1 of Art. 35 to exclude the restriction of the expiry date of the ad negotia powers of attorney to December 31 of each year:

§1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 -        The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3          In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 -        Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article 36 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 39 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;

§ 1º- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:

(i)                                     to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)                                  to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)                               to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)                              to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

§ 2º - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76.

§3º - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 - The proposal for distribution of profit shall include the following reserves:

I.                                     Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

Proposal to adjust item I of Art. 43 to replace the Exhaustion Reserve, once that the tax incentive related to that reserve expired in 1996:

I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force.

II.                                Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

10.1. General Financial and Equity Conditions

a.                                      General Financial and Equity Conditions

2012 was a very challenging year for the world’s economy, which, amidst a cloud of uncertainties, grew below the long-term trend for the second consecutive year. One of the consequences of the adverse macroeconomic scenario as the general drop in the price of minerals and metals, with the exception of gold, a very valuable metal whose prices are influenced by other factors. The iron ore price became very volatile, showing great low volatility particularly in the third quarter.

In this context, our financial performance was negatively affected. The financial indices dropped significantly relative to 2001, a year in which Vale S.A. (Vale or Company) reached its best financial performance since it was established in 1942. The basic bet profit reached R$ 22.2 billion(1), against R$ 39.2 billion in 2011, and the adjusted EBIDTA was 37.4 billion(2), thus reduced by 33.5%, although it is still the third largest in our history. The reduction came primarily from lower 2012 prices, which had a negative impact of R$ 22.8 billion on the EBIDTA.

In 2011, Vale S.A. (Vale) had strong performance, characterized by record net operating revenues (R$ 102.0 billion), operating income (R$ 50.4 billion), operating margin (49.4%), cash generation (R$ 56.3 billion) and net income (R$ 37.8 billion).

The year 2010 was marked by strong recovery with extraordinary performance, due to two main factors. On one hand, the initiatives developed in 2009 in response to the global recession, focusing on structural transformations, started to present returns. On the other hand, the global economy, led by the emerging companies, which are the main source of expansion of demand for ores and metals, showed exceptional growth.

In 2012, our shareholders received dividends in the amount of US$ 6.0 billion, the second largest in Vale’s history and one of the largest for all global mining companies. Several measures have been taken to minimize the need for working capital, aiming at generating more resource to finance projects and increase capital management. Initiatives to permanently reduce cost structure are being actively pursued, but it will require some times before material changes are observed.

Bulk materials sales — iron ore, pellets, manganese ore and ferroalloy, thermal and metallurgical and coal — represented 73.7% of total net operating revenues in 2012 relative to 75.7% in 2011. Participation of basic metals in total net revenues was 14.9%, relative to 15.8% and 17.3% in 2011 and 2010, respectively. Revenues from fertilizers in 2012 were 7.5% above the 5.4% and 3.6% in 2011 and 2010, respectively.. Logistics services contributed with 2.9% of the total net operating revenue in 2012, and other products, with 1.0%.

Business segments	2010	2011	2012
Bulk Materials	75.5%	75.7%	73.7%
Basic Metals	17.3%	15.8%	14.9%
Fertilizers	3.6%	5.4%	7.5%
Logistics services	2.6%	2.3%	2.9%
Others	0.9%	0.8%	1.0%

In 2012, operating profit, measured by the adjusted EBIT(3) reached R$ 28.105 billion, 41.4% lower than the f R$ 47.925 billion in 2011 (corresponding to R$ 37,50 billion in 2010). The adjusted operating margin during the year reached 30.1%, relative to 47.0% in 2011 (47.0% in 2010).

(1)  Net profits excludes non-cash and non-recurrent effects

(2)  Adjusted EBIDTA excludes non-recurrent effects.

(3)  EBIT excluding non-recurrent effects.

In 2012, the company reached a cash generation, measured by adjusted EBITDA of R$ 37.434 billion, 33.5% lower than the previous year, which was R$ 56.329 billion (relative to 43,537 billion in 2010).

Adjusted EBITDA

in R$ million	2010	2011		2012
Net Operating revenue	80,677	102,019		93,511
Adjusted EBIT	37,950	47,925	(1)	28,105	(1)
Adjusted EBIT margin (%)	47.0%	47	%(1)	30.1	%(1)
Adjusted EBITDA	43,537	56,329	(1)	37,434	(1)
Net profit of the year	30,422	37,408		9,233
Remuneration to shareholder (parent company)	5,095	15,053		11,595
ROE (%)(2)	25.9%	25.5%		5.9%

(1) Excludes non-recurring effects

(2) Return on equity

EBITDA

In R$ millions	2010	2011	2012
Net profit for the year	30,070	37,408	9,233

Income tax and social contribution	6,437	8,514	(2,641)
Net finance results	2,831,	6,352	8,405
Result from participation in associated companies	(1,962)	(1,857)	(1,241)
Reduction on investments’ recoverable value	—	—	4,002
Result from discontinued operations	222	—	—
EBIT (Earnings Before Income and Taxes)	37,950	50,417	17,758
Depreciation, amortization, and depletion	5,440	6,638	8,397
EBITDA (Earnings Before Income, Taxes, Depreciation, and Amortization)	43,390	57,055	26,155

Adjusted EBITDA reconciliation

In R$ millions	2010	2011	2012
EBITDA	43,390	57,055	26,155
Dividends	147	1,766	932
(Gain) loss in assets’ sales	0	(2,492)	1,036
Reduction in assets’ recoverable value (Impairment)	0		8,211
CFEM	0		1,100
Adjusted EBITDA	43,537	56,329	37,434

b.                                      Capital Structure

Vale’s shareholders’ equity in December 31, 2012 was R$ 155,633billion. On the same date, the gross debt added was R$ 61,856(4) billion, with a cash position of R$ 11,918 billion. The gross debt index and obligations with third parties /shareholders’ equity and participation of non-controlling shareholders was 39.7% compared to 29.4% on December 31, 2011, and 35.2% on December 31, 2010.

On December 31, 2011, net shareholders’ equity was R$ 146,681billion, gross debt totaled R$ 43,072billion, and the cash position was R$ 6,593 billion.

On December 31, 2010, shareholders’ equity was R$ 116,326billion, gross debt was R$ 40,918 billion, and the cash position was R$ 12.636 billion.

(3)  Includes cash and cash equivalents and investments of up to 90 days.

i. Hypotheses of Redemption

ii. Redemption Value Method

Vale’s by-laws do not authorize the application of profits or reserves to redeem or amortize shares. Additionally, on the date of this Reference Form, Vale’s Management does not intend to call a Special Shareholders’ Meeting for this purpose.

c.                                       Payment Capacity in Relation to the Financial Commitments Assumed

Vale enjoys a healthy financial position, supported by strong cash generation, ample liquidity, availability of short- and long-term credit facilities, and a portfolio of debt with low risk. This position gives us the capacity to easily pay our financial commitments.

The leverage, measured by the ratio of total debt/adjusted(5) EBITDA, increased to 1.7x on December 31, 2012, compared to 0.8x on December 31, 2011 and 0.9x on December 31, 2010 .

For more information on the EBITDA and adjusted EBITDA reconciliation, see item 10.1(a) above.

The total debt/EV(6) ratio was equal to 22.5% on December 31, 2012, while the index of interest coverage, measured by the indicator EBITDA/payment of interest, was 14.5x on December 31, 2012.

in R$ million	2010	2011	2012
Gross debt	40,917	43,072	61,856
Cash position *	12,636	6,593	11,918
Net debt	28,282	36,479	49,938

* Includes cash and investments up to 90 days.

d.                                      Source of financing for working capital and investments in non-current assets

The sources of funds utilized by Vale were generation of operating cash, loans and financing, and issue of bonds and securities, convertible or not, launched in the capitals market.

Operating activities generated cash flows of R$ 33,081 billion in 2012, compared with R$ 39,689 billion in 2011, and R$ 31,409 billion in 2010. Operating cash flows grew significantly in recent years until 2008, driven by the growth in sales volume and by the high of prices of our products. In 2009, this cycle of growth was interrupted as a result of negative effects of the global recession on the prices and volumes of sales. In 2010, growth was resumed and the strong recovery of demand reflected positively on the price. Performance in 2011 was driven by higher prices and by the recovery of volumes sold. In 2012, reduction was determined mainly by price drops.

Among other more relevant operations in the three-year period, the following are highlighted:

(5)  Excluding no-recurrent items

(6)  EV, enterprise value, equals the sum of the company’s market capitalization with the net debt.

•                  In October 2012, Vale issues a credit note to exports in the amount of R$ 2.5 billion at a Brazilian commercial bank for 10 years. The amount was fully disbursed until December 21, 2012.

•                  In September 2012, Vale priced the offer of US$ 1.5 billion (equivalent to R$ 3.1 billion) in bonds. The bonds have a yearly coupon rate of 5.625%, paid biannually, and they were priced at 99.198% of the bond’s face value. The bonds matures in September 2042 and a 300 basis points spread on US Treasure bonds were issued, resulting in a yearly yield of 5.681% for the investor.

•                  In September 2012, the National Bank for Economic and Social Development (BNDES) approved a financing contract in the amount of R$ 3.9 billion to Vale, for the implementation of the CLN 150 Mtpa project, whose purpose is to expand to 150 million annual tons the iron ore transport and shipping capacity of Vale’s Northern System, which encompasses the Carajás Railroad (EFC) and the Ponta Madeira rail and sea terminals, in the states of Pará and Maranhão. The financing disbursement will be made according to the project’s execution chronogram. By December 31, 2012 Vale had disbursed US$ 1.0 million (the equivalent to R$ 2 billion) from this credit line

•                  In August 2012, Vale International signed an export pre-payment contract with a commercial bank in the amount of US$ 150 million (equivalent to R$ 307 million), with maturity 5 years after the disbursement. By December 31, 2012 Vale International had fully disbursed the credit line.

•                  In July 2012, Vale priced the €750 million (equivalent to R$ 1.9 billion) bonds offer at 10. 5 years. Vale will use the net resources from this offer for general corporate purposes. The notes maturing in 2023, in the amount of €750 million (equivalent to R$ 1.9 billion) have a coupon rate of 3.75% per year, paid annually, and they were priced at 99.608% of the bond’s face value. The bonds mature on January 10, 2023, and they have been issued with a 180 basis points spread over the € mid-swap, or a 225.7 basis points spread over the German Bund’s return bonds, resulting on an annual yield of 3.798% for the investor.

•                  In April 2012, Vale priced the bonds offer of its full subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.250 billion (equivalent to R$ 2.6 billion), guaranteed by Vale. The bonds are consolidated and form a single series, with Vale Overseas bonds issued on January 11, 2012, of US$ 1 billion (equivalent to R$ 2.0 billion) with a 4.375% coupon rate and maturity in 2022. bonds issued in April will have an annual 4.375% coupon rate, paid biannually, at 101.345% of the bond’s face value. This bonds mature in January 2022 and they have been issued with a 200 basis points spread over US Treasury bonds, resulting in an annual yield of 4.205% to the investor.

•                  In January 2012, Vale priced the bonds offer of its full subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1 billion (equivalent to R$ 2 billion). The bonds have an annual 4.375% coupon rate, paid biannually, at 98.804% of the bond’s face value. This bonds mature in January 2022 and they have been issued with a 225 basis points spread over US Treasury bonds, resulting in an annual yield of 4.525% to the investor.

•                  In August 2011, Vale signed an agreement with commercial banks with the support of the Korean Trade Insurance Corporation (K-SURE), in order to finance the acquisition of five shipments of large-scale ore and two capsize ships. The total amount contracted was US$ 528 million (equal to R$ 1.1 billion), and the funds will be disbursed according to delivery of the ships. By December 31, 2012, Vale had disbursed US$ 409 million (equal to R$ 836 million) from this line of credit and the remaining share of the credit line was cancelled.

•                  In January 2011, Vale signed an agreement with some commercial banks with the guarantee of the official Italian credit agency Servizi Assicurativi Del Commercio Estero S.p.A (Sace) to provide a line of credit of US$ 300 million (equivalent to R$ 613 million) for 10 years. The full amount of this line of credit was used by Vale in 2011.

•                  In October 2010, Vale signed an agreement with Export Development Canada (EDC), the official credit agency for exports from Canada, to finance the package of Vale’s Investments Program. According to the contract, EDC provides a line of credit for up to US$ 1.0 billion (equivalent to R$ 1.0 billion). The amount of US$ 500 million (equivalent to R$ 1.0 billion) will be available for investment operations in Canada, the remaining US$ 500 million (equivalent to R$ 855.6 million) are available for financing Vale’s purchases from Canadian companies for the supply operations outside of Canada. By December 31, 2012, Vale had used US$ 975 million (equivalent to R$ 1.0 billion) of this line of credit.

•                  In September 2010, Vale issued US$ 1.75 billion (equivalent to R$ 3.6 billion), with US$ 1.0 billion (equivalent to R$ 2.0 billion) in bonds maturing in 2020 and a coupon rate of 4.65%, with semi-annual payments and US$ 750 million (equivalent to R$ 1.6 billion) through the reopening of the 2039 bond, with yield to the investor of 6.074%. The 2039 bond is part of the US$ 1.0 billion (equivalent to R$ 2.0 billion) bond issued in November 2009.

•                  In September 2010, Vale signed a contract with The Export-Import Bank of China and the Bank of China Limited to finance the construction of 12 ships, with capacity of 400,000 dwt, for the total amount of up to US$ 1.229 billion (equivalent to R$ 2.5 billion). The financing has a total period for payment of 13 years and Vale will receive the funds over the next three years according to the ship construction schedule. By December 31, 2012, US$ 837 million had been disbursed (equivalent to R$ 1.7 billion) from this line of credit.

•                  In June 2010, Vale entered into an agreement with the National Bank for Economic and Social Development — BNDES for some lines of credit totaling R$ 774 million, to finance the acquisition of certain equipment. In March 2011, Vale increased that line of credit through a new agreement with the BNDES in the amount of R$ 103 million. By December 31, 2012, R$ 700 million had been disbursed from those lines of credit.

•                  In June 2010, Vale signed an export pre-payment financing agreement in the amount of US$ 500 million (equivalent to R$ 1.0 billion) with maturity in 10 years.

•                  In March 2010, Vale raised € 750 million (equivalent to R$ 1.9 billion) through eight-year Eurobonds at the price of 99.564% of their face value. The notes maturing in March 2018 have a coupon of 4.375% per year, paid annually.

e.                                       Potential sources of financing used for working capital and for investments in non-current assets for coverage of liquidity deficiency

In the regular course of business, Vale’s principal need for funds refers to capital investments, payments of dividends and debt service. The sources of funds frequently used are operating cash flow and financing.

Moreover, the main sources of financing to cover liquidity deficiency are the facilities related to the export transactions offered by local banks (Advance on Foreign Exchange Contract — ACCs, and Advance on Delivered Exchange Instruments - ACEs).

Vale has, moreover, revolving lines of credit available that may be used at the option of the debtor. On December 31, 2012, the amount available involving lines of credit was US$ 3.0 billion (equivalent to R$ 6.1 billion) that may be used by Vale, Vale Canada Ltd. (Vale Canada), and Vale International S.A. (Vale International). By December 31, 2012, Vale had not used any of this credit.

f.                                        Indebtedness levels and composition of such debts

On December 31, 2012, the total debt was R$ 61.856 billion, with a tranche of R$ 2.963 billion guaranteed by Vale’s assets, with an average maturity period of 10.14 years and an average cost of 4.6% per year in US dollars.

DEBT STRUCTURE

In R$ million	2009	2010	2011

Gross debt	40,917	43,072	61,856
Tranche guaranteed by assets of Vale	40%	4%	45%
Average term of maturity (in years)	9.6	9.8	10.14
Average cost (in US dollars)	34.9%	4.8%	4.6%

Since July 2005, Vale has been considered investment grade. Vale currently has the following credit risk ratings: A- (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion Bond Ratings) and BBB+ (Fitch).

i.                                         Relevant loan and financing contracts

Short-term debt consists principally of financing for exports (trade financing) and imports expressed in US dollars, with financial institutions. On December 31, 2012, there was no open short-term debt, relative to the R$ 40 million and R$ 232 million in 2011 and 2010, respectively.

The most important categories of the long-term debt are presented below. The values presented include the short-term portion of the long-term debt and exclude the accumulated costs.

•                  Loans and financing expressed in US dollars (R$ 8.1 billion, R$ 6.0 billion, and R$ 8.1 billion on December 31, 2012, 2011 and 2010, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations. The main credit facility is a prepayment for exports linked to future exports, originally in the amount of US$ 6.0 billion (equivalent to R$ 12.3 billion), raised as part of the refinancing of the debt for the acquisition of Inco, now Vale Canada. On December 31, 2012, the outstanding balance was US$ 400 million (equivalent to R$ 817 million)

•                  Fixed income instruments expressed in US dollars (R$ 27.8 billion, R$ 19.6 billion, and R$ 17.1 billion on December 31, 2012, 2011 and 2010, respectively). Vale issued several debt securities in the capital market, inclusive through its wholly owned subsidiary Vale Overseas in the total amount of US$ 12.9 billion (equivalent to R$ 26.4 billion). The subsidiary Vale Canada issued debt securities in the amount of US$ 700 million (equivalent to R$ 1.4 billion).

•                  Fixed income instruments in euros (R$ 4.0 billion, R$ 1.8 billion and R$ 1.7 billion on December 31, 2012, 2011 and 2010, respectively). Vale issued debt securities in the capital market in the total amount of €1.5 million (equivalent to R$ 4.0 billion).

•                  Non-convertible debentures expressed in reais (R$ 4.8 billion, R$ 4.7 billion and R$ 4.7 billion on December 31, 2012, 2011, and 2010 and 2009, respectively). In November 2006, the Company issued non-convertible debentures in the amount of approximately US$ 2.7 billion (equivalent to R$ 5.5 billion), in two series, maturing in four and seven years. The first series of US$ 734 million (equivalent to R$ 1.5 billion), expired in 2010, with interest of 101.75% on the accumulated variation of the interest rate of the CDI (interbank deposit certificate). The second series of US$ 2.0 billion (equivalent to R$ 4.0 billion), maturing in 2013, has interest that varies from the CDI plus 0.25% per year.

ii.                                     Other long-term relationships with financial institutions

Vale and its associated and subsidiary companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices.

Other debts totaled R$ 63.3 billion, R$ 10.4 billion, and R$ 8.4 billion on December 31, 2012, 2011 and 2010, respectively. The Company has several loans contracted in Brazil, especially with the BNDES and some Brazilian private banks, in addition to loans and financing in other currencies.

iii.                                 Degree of subordination among debts

There is no degree of contractual subordination among the Company’s unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law.

Additionally, considering the total of current and non-current liabilities of the Company, the R$ 108,328 million or 97.3%, corresponded to unsecured debts on December 31, 2012 (compared to R$ 93,188 million or 98.0% on December 31, 2011 and R$ 98,032 million, or 99.7% on December 31, 2010). Such amounts are subject to the preference of Company obligations that appear as collateral, including mortgage of assets and others totaling, on December 31, 2012, the amount of R$ 2,962 million or 2.7% (compared to R$ 1,902 /million or 2.0% on December 31, 2011 and R$ 305 million or 0.3% on December 31, 2010)  of the total of current and non-current liabilities of the Company.

iv.                                  Any restrictions that might be imposed on the issuer in particular, in relation to limits of indebtedness and contracting the company’s debts, the distribution of dividends, the disposal of assets, the issue of new securities and the transfer of corporate control

Some long-term financial instruments contain obligations related compliance with financial indicators. The main indicators are: (i) debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA), and (ii) interest coverage.

Vale is in conformity with the levels required for the indicators. It is believed that the current clauses will not significantly restrict the capacity to contract new debts to meet capital needs. Additionally, no clause directly restricts the ability to distribute dividends or interest on own equity. For more information on these financial indices, please see item 3.7 of this Reference Form

g.                                      Limits of use of financing already contracted

Certain financing contracts signed by Vale establish restrictions in connection with the use of funds. The following is a description of the relevant financing contracts:

Date	Counterparty	Allocation	Value	Percentage Used	Disbursement of funds
12/20/2012	BNDES	Credit to finance VLI Multimodal Equipment	R$90.99 million	0%	Credit is provided in tranches according to the project’ schedule.
12/19/2012	Banco do Brasil	Credit to finance VLI Multimodal Equipment	R$90.99 million	0%	Credit is provided in tranches according to the project’ schedule
10/19/2012	BNDES	Credit to finance Vale Fertilizante Project	R$88.63 million	100%	Credit is provided in tranches according to the project’ schedule
09/24/2012	BNDES	Credit to finance CLN150Project	R$3.88 million	54%	Credit is provided in tranches according to the project’ schedule
8/04/2011	Banco Bilbao Viscaya, Banco Santander, BNP Paribas, Citibank Europe, Credit Agricole, HSBC, Natixis, and Societé Generale	Credit to be used to finance the acquisition of ships with the Korean shipbuilders Daewoo and Sungdong	R$1.079 billion	77%	The credit was provided in tranches according to the ship delivery schedule, and the remaining unused balanced was cancelled
11/23/2010	BNDES	Supplementation of funds related to implementation of the Estreito Hydroelectric Plant	R$208.03 million	94%	The credit i provided in tranches according to the project schedule
10/27/2010	BNDES	Credit allocated to financing of equipment and expansion of production capacity	R$246.6 million	91%	The credit is provided in tranches according to the project schedule
9/09/2010	Exim Bank of China Limited	Credit allocated to financing for the acquisition of ships from the shipbuilder Rongsheng	R$2.511 billion	68%	The credit is provided in tranches according to the schedule of payments contemplated in the construction contract
6/30/2010	Banco do Brasil(7)	Credit allocated to financing equipment	R$57.2 million	84%	The credit is provided in tranches according to the project schedule
6/30/2010	Banco do Brasil	Credit allocated to financing equipment	R$16.8 million	70%	The credit is provided in tranches according to the project schedule
6/30/2010	Banco do Brasil	Credit allocated to financing equipment	R$59.8 million	100%	The credit is provided in tranches according to the project schedule
6/30/2010	Banco do Brasil	Credit allocated to financing equipment	R$17.8 million	79%	The credit is provided in tranches according to the project schedule
6/30/2010	Banco Santander and Banco Bradesco	Credit allocated to financing equipment	R$135.1 million	85%	The credit is provided in tranches according to the project schedule

(7)  This contract, originally with Banco Votorantim, was transferred to Banco do Brasil in October 2011.

6/30/2010	Banco do Brasil	Credit allocated to financing equipment	R$175.8 million	96%	The credit is provided in tranches according to the project schedule
6/29/2010	BNDES	Credit allocated to financing equipment	R$135.1 million	85%	The credit is provided in tranches according to the project schedule
6/29/2010	BNDES	Credit allocated to financing equipment	R$175.8 million	96%	The credit is provided in tranches according to the project schedule
4/01/2008	BNDES	Credit allocated to investments made in Brazil	R$7.3 billion	49%	The credit is provided in tranches according to the project schedule
3/11/2008	BNDES	Credit allocated to construction of the Estreito Hydroelectric Plant, its transmission lines and several social investments	R$808.4 million	100%	The credit is provided in tranches according to the project schedule

h.                                      Significant alterations in each item of the financial statements

Analysis of Operating Results, 2012 vs. 2011

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2011 and December 31, 2012:

On December 31

(in R$ billions)

Income Statement	2011	Variation (%)	2012
Net Operating Revenues	102,019	(8.3)%	93,511
Cost of products and services	(42,451)	22.5%	(51,997)
Administrative and sales expenses	(3,985)	9.9%	(4,381)
Research and development	(2,822)	3.2%	(2,912)
Other expenses	(4,836)	49.2%	(7,216)
Reduction of assets recoverable value	—	—	(8,211)
Gain in the realization of assets available for sale	(2,492)	(141.6)%	(1,036)
Operating Revenues	50,417	(64.8)%	17,758
Result of corporate participations	1,857	(33.2)%	1,036

Net financial result	(6,352)	32.3%	(8,405)
Reduction of investments recoverable value			(4,002)
Income before income tax and social contribution	45,922	(85.6)%	6,592
Income tax and social contribution	(8,514)	131.0%	2,641
	—	—	—
Income (loss) of non-controlling shareholders	0.406	23.4%	0,501
Net Income attributed to controlling shareholders	37,814	(74.3)%	9,734

Year ended December 31, 2011, compared to the year ended December 31, 2012

Revenues

Net operating revenues were R$ 93,911 billion in 2012, compared with R$ 102.019 in 2011, an increase of 8.3% over 2011.

In 2012, the drop in revenues was basically due to prices dropping, which contributed to the reduction in revenues with R$ 6.099 billion.

Iron ore

Revenues from sales of iron ore dropped 13.4%, from R$ 61.035 billion in 2011 to R$ 52.959 billion in 2012, due to the average sale price drop.

Pellets

Revenues from pellet sales dropped 3.7%, from R$ 13.270 billion in 2011, to R$ 12.778billion in 2012, due to the 11% drop in market price. The same effect was observed in iron ore, which was partially offset by an increase in 8.4% of volumes sold due to a ramp-up in our Omã operations.

Manganese ore and ferroalloy

Revenues from manganese and ferroalloy sales dropped 6.3%, going from R$ 1.126 billion in 2011 to R$ 1,055 billion in 2012. Due to the sales of ferroalloy operations in Europe, the manganese sales for these locations have been accounted.

Thus, the volumes of manganese increased 69.1% while the volume of ferroalloy decreased by 30.8%

Coal

Revenue from coal sales increased 17.5%, from R$ 1.795 billion in 2011 to R$ 2.109 billion in 2012, due to an increase of 4.2% in volume sold as a consequence of the increase in production in Mozambique, partially compensated by the sales of assets in Colombia. The average price increase of 13.3% resulted from an increase in volume of metallurgic coal sold as a consequence of the Mozambique mine development and of the sales of thermal coal assets in Colombia.

Basic Metals

Nickel and other products

There was a 14.3% drop in revenues from sales of these products, from R$ 13.596 billion in 2011, to R$ 11.657 billion in 2012, mainly due to

(i)             the 8.2% price drop and a reduction of 8.6% in nickel volume sold due to the Sudbury shutdown occurred in the first quarter of 2012; and,

(ii)          the 15.2% drop in copper volumes sold due to the Sudbury shutdown, which was partly offset by the 7.9% increase in average sale price.

Copper

Revenues from sales of copper increased 23.6%, from R$ 1.842 billion in 2011, to R$ 2,276 billion in 2012, due to the 10.6% increase in volume sold as a result of the onset of operations at Salobo, partially offset by the 6.2% drop in average sale price.

Fertilizers

Potash

Revenues from potash sales increased 24.5%, from R$ 457 million in 2011, to R$ 569 million in 2012, due to the 22.7 increase in average sale price and the 2.3% increase in volumes sold.

Phosphate

Revenues from phosphate sales increased 26.4%, from R$ 3.898 billion in 2011, to R$ 4,926 billion in 2012, reflecting the 12.3% increase in volume resulting from the ramp-up in phosphate rock operations in Bavóvar, in Peru, and the 13.1% price increase due to exchange rate variation.

Nitrogen

Sales revenues from nitrogen increased 20.2%, from R$ 1.136 billion in 2011, to R$ 1.366 billion in 2012, reflecting average sale prices increase of 13.9%.

Logistics services

Revenues from logistics services increased 14.5%, from R$ 2.367 billion in 2011 to R$ 2,710 billion in 2021.

Other products and services

Revenues from other products and services increased 19.1%, from R$ 805 million in 2011 to R$ 959 million in 2012. This occurred mainly because of the higher revenues from energy products.

Costs of Products and Services

Costs related to services and goods sold by Vale are detailed below:

Comments on Cost by Type of Product

The total cost of products and services totaled R$ 51.997 billion in 2012, compared with R$ 42.451 billion in 2012, an increase of 22.5%. The impact was mainly due to: (a) higher maintenance cost and improvements in iron ore, pellets and nickel and by the increase in volumes produced in the fertilizer and copper operations (beginning of Salobo operation), partially offset by the (c) drop in basic metals’ volumes sold.

• Outsourced services. The cost of outsourced services increased 31.2% in 2012, from R$ 7.107 billion in 2011, to R$ 9.325 billion in 2012, reflecting increases in maintenance expenses in the nickel operations.

• Materials costs. Materials costs increased by 32.9% in 2012, from R$ 6.276 billion in 2011, to R$ 8.341 billion in 2012, mainly due to maintenance expenses in the nickel and iron ore operations, as well as more expenses with the purchase of ammonia and urea used in the fertilizer activities, due to prices.

• Costs of energy and fuels. Energy and fuel costs increased 10.7% in 2012, from R$ 5.184 billion in 2011 to R$ 5,739 billion in 2012, due to price increase.

• Personnel costs. Personnel costs increased 31.7%, from R$ 5.269 billion in 2011, to R$ 6.937 billion in 2012, reflecting the increase in number of employees due to the increase in activities, the 8% adjustment of salaries paid in Brazil, and bonds payment made biannually to employees working in remote areas.

• Acquisition of products. The cost of products purchased from third parties decreased 30.1%, from R$ 3.887billion in 2011, to R$ 2.718 billion in 2012, mainly due to the reduction in nickel’s purchase volume and the purchase price drop in iron ore and pellets from third parties.

• Depreciation and depletion. The cost of depreciation and depletion increased 24.0%, from R$ 5.980 billion in 2011, to R$ 7.413billion in 2012, mainly reflecting the beginning of production of Salobo.

• Other costs. Other costs increase 31.7%, from R$ 8.748 billion in 2011 to R$ 11.524 billion in 2012, mainly sure to the cost of shipping freight.

Sales and administrative expenses

Sales and administrative expenses increased 9.9%, rising from R$ 3.985 billion in 2011 to R$ 4.381 billion in 2012. The increase is mainly due to (a) greater expenses with personnel, reflecting the 8% increase in salaries due to the collective bargaining agreement of our Brazilian employees and (b) increase in services’ expenses.

Asset impairment

Impairment in 2012 in the amount of R$ 8.211 billion refers mainly to the estimate loss for nickel plants for cash flow in the amount of R$ 5.770 billion, cost increase, market price reduction and production reduction, among other factors, in coal plants in Australia in the amount of R$ 2.139 billion. In 2011, there was no impairment.

Research and development expenses

Research and development expenses grew 3.2% over 2010, rising from R$ 2.822 billion in 2011 to R$ 2.912 billion in 2012. The relatively stable R&D level was due to maintenance expenses to create long-term growth opportunities.

Other operating costs and expenses

Other operating expenses increased from R$ 4.836 billion in 2011, to R$ 7.216 billion in 2012, a 49.2% increase, due to the provision for contingencies — CFEM (Financial Compensation for the Exploration of Mineral Resources) and the provision for ICMS losses and pre-operating expenses, in addition to pre-operating expenses and idle capacity at VNC and Onça Puma, which have significantly increased since 2011.

Result from sale of assets

In 2011, the Company had revenues of R$ 2.492 billion from asset sales, relative to expenses of R$ 1.036 billion in 2013. The gain was due to the sale of aluminum assets in 2011, and the loss is referent to the (a) sales of fertilizer assets — Araucária company (R$ 269 million), (b) sales of manganese ferroalloy operations in Europe (R$ 45 million), and (c) sales of coal assets (R$ 722 million).

Result from Corporate Participations

The result from corporate participations decrease 33.2%, from R$ 1.857 billion in 2011 to R$ 1.241 billion in 2012, mainly due to the (a) drop in sales price for pellets negotiated by Samarco, (b) lower revenues from the Itabrasco and Nibrasco leasing, and (c) results from the Norsk Hydro operations.

Net Financial result

The net financial expenses were R$ 8.405 billion in 2012, relative to the financial expenses of R$ 6.352 billion in 2011. The main factor contributing to the negative result was the increase in the monetary and exchange rate variations recorded in 2012 on the Company’s loans, the drop in financial revenues due to the annual average cash reduction and derivative losses, as well as expenses in the debentures market participations marks.

Reduction of the investments recoverable value

The reduction reported for 2012 in the amount of R$ 4.002 billion had an impact on our investment in Norsk Hydro (R$ 2.026 million), in Thyssenkrupp CSA (R$ 1.805 billion), and in the Vale Soluções em Energia (R$ 172 million). In 2011, no investment recoverable value was reported.

Income Taxes and Social Security Contributions

In 2012, we recorded a tax expense on net income of R$ 2.641 billion, compared to R$ 8.514 billion in 2011, basically due to the lower tax base used to calculate taxes due to the reversal in deferred liability as a result of Vale Fertilizantes’ incorporation operations, and the amount of tax reduction from the assets recoverable value. The effective tax was lower last year, in addition to the fertilizer reversal operation, due to the payment of dividends and interest over its own capital.

Net income attributed to controlling shareholders

The 74.3% drop in net income, from R$ 37,814 billion in 2011 to R$ 9.734 billion in 2012, was mainly due to the factors explained above, with greater impact from the reduction of assets recoverable values..

Analysis of equity accounts

In R$ millions

	2011	Variation %	2011

Assets
Current Assets
Cash and cash equivalents	6,596	80.8	11.918
Short-term investments	—	n.m.	506
Derivatives at fair price	1,112	(48.3)	575
Accounts Receivable	15,889	(12.6)	13,885
Related parties	154	410.4	786
Inventory	9,833	5.0	10,320
Taxes to be refunded	4,190	10.3	4,620
Advances to suppliers	733	(28.6)	523
Others	1,647	19.8	1,973
Non-current assets held for sale		100.0	935
	40.151	14.7	46,041

Non-current

Related Parties	904	(7.9)	833
Loans and financing	399	25.8	502
Legal deposits	2,735	13.2	3,095
Income tax and social sec. payments deferred	3,539	129.8	8,134
Taxes to be refunded	1,097	22.4	1,343
Derivatives at fair price	112	(17.0)	93
Deposit for incentives and reinvestment	429	(23.8)	327
Others	1,095	12.7	1,234
	10,310	50.9	15,561

Investments	14,984	(12.9)	13,044
Intangibles	17,798	5.8	18,822
Fixed Assets	153,855	12.7	173,455
	196,938	12.2	220,882
Total Assets	237,089	12.6	266,923

	2011	Variation %	2012
Liabilities and shareholders’ equity
Current liabilities
Accounts Payable to suppliers and contractors	8,851	4.6	9,255
Salaries and employment taxes	2,442	23.9	3,025
Derivatives at fair price	136	422.1	710
Portion of long-term current loans	2,807	152.7	7,093
Loans and financing	40	—	—
Related Parties	43	883.7	423
Taxes, contributions and royalties	979	(32.2)	664
Income tax provision	955	37.2	1,310
Pension and retirement benefits	316	32.9	420
Payable subconsessions	123	8.1	133
Asset retirement obligation	136	5.1	143
Dividends and interest on own capital	2,207	—	—
Others	1,650	31.4	2,168
	20,685	22.6	25,344

Liabilities related to non-current assets held for sale		—	327
	20,685	24.1	25,671
Non-current liabilities

Derivatives at fair price	1,239	29.2	1,601
Loans and financing	40,225	36.1	54,763
Related Parties	171	(16.4)	143
Pension and retirement benefits	2,846	19.1	3,390
Contingency Provisions	3,145	34.1	4,218
Income tax and social sec, deferred payments	10,614	(26.9)	7,754
Provision for asset retirement	3,427	59.7	5,472
Participation Debentures	2,496	35.4	3,379
Non-controlling shareholders’ redeemable share	943	5.5	995
Others	4,617	(15.5)	3,901
	69,723	22.8	85,619

Shareholders’ Equity
Class A preferred shares - 7,200,000,000 authorized shares with no nominal value and 2,108,579,618 (2011 — 2,108,579,618) issued	29,475	—	29,475
Common shares — 3,600,000,000 authorized shares, no nominal value and 3,256,724,482 (2011 — 3,256,724,482) issued	45,525	—	45,525
Mandatorily convertible securities into common shares	360	n.m.	—
Mandatorily convertible securities into preferred shares	796	n.m.	—
Treasury shares — 140,857,692 preferred shares (2011 — 181,099,814) and 71,071,482 common shares (2011 — 86,911,207)	(9,917)	(21.0)	(7,838)
Operating results with non-controlling shareholders	(71)	1,083.1	(840)
Result from share conversion/issuance	—	—	50
Equity valuation adjustment	220	(611.8)	(1,126)
Accumulated conversion adjustment	(1,017)	(954.7)	8,692
Profit reserves
Accumulated profits	78,105	0.4	78,450
Total controlling shareholders’ equity	143,476	6.2	152,388
Non-controlling shareholders’ interest	3,205	1.2	3,245
Total equity	146,681	6.1	155,633
Total liabilities and equity	237,089	12.6	266,923

Position on December 31, 2011 compared with the position on December 31, 2012

Vale has assets and debts referenced to different currencies, the main ones being the real, the US dollar and the Canadian dollar. On December 31, 2012, we had 51% of our assets related to Brazilian reais, 11% to US dollars, 17% to Canadian dollars and 21% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial statements, especially the depreciation of the real by 9.4% against the US dollar between December 31, 2011 and December 31, 1012.

Current Assets

Cash and cash equivalents.

The 80.8% increase, rising from R$ 6.593 billion on December 31, 2011 to R$ 11.918 billion on December 31, 2012, occurred as a function of: (a) new investment options made in 2012 in the foreign market in the amount of US$ 1.0 billion, € 750 million, and US$ 1.5 billion. The resources for these investments were made using operating activities and dividend payments as well as interest on its own capital.

Short-term investments.

On December 31, 2011 not short-term investments had been reported, while in December 31, 2012, R$ 506.0 million were reported.

Derivatives at fair value

The decrease of 48.2% in derivatives at fair value, dropping from R$ 1.112 billion on December 31, 2011 to R$ 0.575 billion on December 31, 2012, essentially refers to the depreciation of the real against the dollar, which is the index for most of the Company’s swaps that protect the debt flow in reais.

Accounts receivable from customers.

The reduction of 12.6%, dropping from R$ 15.889 billion on December 31, 2011, to R$ 13.885 billion on December 31, 2012, refers mainly to the decrease in sales over 2012 relative to 2011.

Inventories

The 5.0% increase in inventories, rising from R$ 9.833 billion on December 31, 2011 to R$ 10.320 billion on December 31, 2012, refers mainly to the significant increase in production due to Salobo becoming operational.

Taxes to recover or offset

The 10.3% increase in taxes to recover or to offset, rising from R$ 4.190 billion on December 31, 2011 to R$ 4.620 billion on December 31, 2012, refers to the values to be recovered from losses suffered by companies abroad.

Non-current assets held for sale

There was no execution in 2011. On December 31, 2012, asset sales totaled R$ 935 million, referent to the Araucária company, an operation that produces nitrogen products to Petrobras.

Non-current assets

Related Parties

The related parties balance remains stable, R$ 904 billion on December 31, 2011 and R$ 833 billion on December 31, 2012.

Deferred income tax and social contribution

The increase in the deferred income tax and social contribution of 129.8%, rising from R$ 3.539 billion on December 31, 2011 to R$ 8.134 billion in December 31, 2012, was due to the reversal of deferred income tax on the added value linked to the investment in the nickel and coal areas.

Taxes to recover or offset

The increase in taxes to recover or offset of 22.4%, which rose from R$ 1.097 billion on December 31, 2011 to R$ 1.343 billion on December 31, 2012, refers to advanced income tax report from Vale Canadá

Derivatives at fair price

The 17.0% reduction in derivatives at fair price, which dropped from R$ 112 million on December 31, 2011 to R$ 93 million on December 31, 2012, basically refers depreciation of the dollar against the real, which is the index for most of the Company’s swaps, that protect the Company’s debt flow .

Investments

Investments dropped from R$ 14.984 billion on December 31, 2011 to R$ 13.044 billion on December 31, 2012, reflecting a reduction I recoverable value (R$ 4.002 billion) that was offset mainly by the equivalent equity R$ 1.241 billion).

Fixed assets

The 12.7% increase in fixed assets, rising from R$ 153.855 billion on December 31, 2011 to R$ 173.455 billion on December 31, 2012, occurred due to projects in the iron ore, nickel, logistics and fertilizer segments.

Current liabilities

Accounts payable to suppliers and contractors

The 4.6% increase in accounts payable to suppliers and contractors, rising from R$ 8.851 billion on December 31, 2011, to R$ 9.255 billion on December 31, 2012, was basically due to increases with expenses with material.

Portion of liabilities of long-term loans

The 15.7% increase in the portion liabilities of long-term loans, rising from R$ 2.807 billion on December 31, 2011 to R$ 7.093 billion on December 31, 2012, was due to the transfer of short-term 7th issue debentures maturing in 2013.

Derivatives at fair value

The increase in derivatives at fair value was 422.1%, rising from R$ 136 million on December 31, 2011 to R$ 2.807 billion on December 31, 2012, basically due to the appreciation of the dollar against the real, which is the index for the majority of the Company’s swaps that protect the Company’s flow of debt.

Dividends and interest on own capital

In 2012, there was no record of proposed dividends and interest on own capital, as these were paid in full throughout the year, while in 2011, due to advances for the year 2011 made in August and October of that year, it was registers a balance of R$ 2.207 billion for payment of the dividends proposed by Vale in 2012.

Liabilities related to non-current assets held for sale

There was no execution in 2011, while in 2012 such liabilities corresponded to R$ 327 million, due to the Araucária sale.

Non-current liabilities

Derivatives at fair value

The increase in derivatives at fair value was 29.2%, rising from R$ 1.239 billion on December 31, 2011 to R$ 1.601 billion on December 31, 2012, basically due to the appreciation of the dollar against the real, which is the index for the majority of the Company’s swaps that protect the Company’s flow of debt.

Loans and financing

The increase in loans and financing was 36.1%, rising from R$ 40.225 billion on December 31, 2012 to R$ 54.736 billion on December 31, 2012, reflecting the exchange rate variation on the debt and the investments made on foreign markets in the amount of US$ 1.0 billion, €750 million, and US$ 1.5 billion, a financing contract of R$ 4 billion (US% 1.9 billion) from the National Bank for Economic and Social Development (BNDES), with a disbursement of R$ 2 million, and such increase was partially offset by the transfer of short-term 7th issue debenture maturing in 2013.

Provisions for contingencies

Provisions for contingencies increase 34.1%, rising R$ 3.145 billion on December 31, 2011 to R$ 4.218 billion on December 31, 2012, due to the complementation of a provision in the amount of R$ 1 billion for the Financial Compensation for the Exploration of Mineral Resources (CFEM), as a result of prognosis changes related to the deductibility costs of transport from the calculation basis.

Deferred Income tax and social security contribution

In 2012, the deferred income tax and social contribution fell 26.9%, from R$ 0.614 billion on December 31, 2011 to R$ 7.754 billion on December 31, 2012, due to the reversal of differed income tax from Vale Fertilizantes.

Provision with obligations for asset retirement

The increase of 59/7% in provisions with obligation for asset retirement, rising from R$ 3.427 billion on December 31, 2011 to R$ 5.472 billion on December 31, 2012, was due to the annual review of the estimates.

Shareholder Debentures

The 35.4% increase of shareholder debentures, from R$ 2.496 on December 31, 2011 to R$ 3.379 billion on December 31, 2012, refers to these bonds’ mark to market.

Shareholders’ Equity of Controlling Shareholders

The shareholders’ equity of the controlling shareholders increased by 6.2%, rising from R$ 143.476 billion on December 31, 2011 to R$ 152.388 billion on December 31, 2012. The increase in the profit reserves came from withholdings on net income.

Analysis of Operating Results, 2011 vs. 2010

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2010 and December 31, 2011:

On December 31
(in R$ billions)

Income Statement	2010	Variation (%)	2011
Net Operating Revenues	80,677	26,5%	102,019
Cost of products and services	(34,166)	24,2%	(42,451)
Administrative and sales expenses	(3,015)	32,2%	(3,985)
Research and development	(1,539)	83,4%	(2,822)
Other expenses	(4,007)	20,7%	(4,836)
Gain in the realization of assets available for sale	—	—	—
Operating Revenues	37,950	32,9%	50,417
Result of corporate participations	1,962	(5,4)%	1,857

Net financial result	(2,831)	124,4%	(6,352)

Income before income tax and social contribution	37,081	23,8%	45,922
Income tax and social contribution	(6,437)	32,3%	(8,514)
Discontinued Operations	(0,222)	26,5%	—
Income (loss) of non-controlling shareholders	(0,352)	15,4%	(0,406)
Net Income attributable to controlling shareholders	30,070	25,8%	37,814

Year ended December 31, 2010, compared to the year ended December 31, 2011

Revenues

Net operating revenues were R$ 102,019 billion in 2011, compared with R$ 80.667billion in 2010, an increase of 26.5% over 2010.

In 2011, the increase in revenues was basically due to the higher volume sold, which contributed to the increased revenues with R$ 17.981 billion.

Iron ore

Revenues from sales of iron ore rose 28.1%, from R$ 47,643 billion in 2010 to R$ 61.035 billion in 2011, due to the 25.1% increase in the average sale price, and 3.1% in the volumes sold.

Pellets

Revenues from pellet sales increased 26.2%, from R$ 10,516 billion in 2010, to R$ 13,270 billion in 2011, due to the 14.4% variation in the average sale price for pellets and to the 15.0% increase in volumes sold.

Manganese ore and ferroalloy

Revenues from manganese and ferroalloy sales decreased 23.0%, from R$ 1,462 billion in 2010 to R$ 1,126 billion in 2011, due to the 32.3% drop in prices and the 7.8% fall in volumes sold, which was a function of the excess global stock. This was partially offset by the product mix, in case of manganese and due to 3.7% reduction in volumes sold and 11.7% in average price, reflecting market conditions in the case of ferroalloy.

Nickel and other products

There was a 68.4% increase in revenues from sales of these products, from R$ 8.075billion in 2010, to R$ 13.596 billion in 2011, mainly due to (a) the higher volume of nickel sales (45.7%), as a function of the return following the temporary paralysis of operations of Sudbury and Voisey’s Bay; and (b) the growth of 140.2% in copper volumes sold, as a function of the return to normality of our operations, previously mentioned, which was partly offset by the 4.72% drop in the average sale price.

Copper

Revenues from sales of copper concentrate increased 18.8% from R$ 1.551 billion in 2010, to R$ 1,842 billion in 2011.

Potash

Revenues from potash sales decreased 0.9%, from R$ 461 million in 2010, to R$ 457 million in 2011, due to the 17.1% drop in volumes sold, which was partly offset by the increase in the average sale price.

Phosphate

Revenues from phosphate sales increased 95.4%, from R$ 1,995 billion in 2010, to R$ 3.898 billion in 2011, reflecting the acquisition of Vale Fosfatados (previously Bunge Participações e Investimentos S.A.) and of Vale Fertilizantes (previously Fertilizantes Fosfatados S.A. — Fosfertil).

Nitrogen

Sales revenues from nitrogen increased 125.4%, from R$ 504 million in 2010, to R$ 1.136 billion in 2011, reflecting the acquisition of Vale Fosfatados and Vale Fertilizantes. The phosphate and nitrogen products were included in the accounting records for the first complete year after the acquisition in 2010. The numbers reported in 2010 reflect the financial result in the period from May to December 2010.

Logistics services

Revenues from logistics services reduced by 11.8% from R$ 2,117 billion in 2010, to R$ 2,367 billion in 2011.

Other products and services

Revenues from other products and services decreased in 16.7%, dropping from R$ 6391 million in 2010 to R$ 805 million in 2011.

Costs of Products and Services

Costs related to services and goods sold by Vale are detailed below:

Comments on Cost by Type of Product

The total cost of products and services totaled R$ 42.451 billion in 2011, compared with R$ 34.166 billion in 2010, an increase of 24.2%. The impact was mainly due to: (a) higher volumes sold; (b) return of basic metals operations in Canada; (c) consolidation of fertilizer assets (included in the results for the first complete year); and (d) the costs referring to the operations of Onça Puma.

• Outsourced services. The cost of outsourced services increased 51.0% in 2011, from R$ 4.706 billion in 2010, to R$ 7.107 billion in 2011, reflecting in part the entry into operation of Onça Puma.

• Materials costs. Materials costs increased by 24.1% in 2011, from R$ 5,056 billion in 2010, to R$ 6.276 billion in 2011.

• Costs of energy and fuels. Energy costs decreased 2.2% in 2011, from R$ 5.300 billion in 2010 to R$ 6.772 billion in 2011.

• Personnel costs. Personnel costs increased 48.3%, from R$ 3.552 billion in 2010, to R$ 5. 269 billion in 2011, reflecting the return of activities at Sudbury and Voisey’s Bay, and the 8.6% adjustment of salaries paid in Brazil.

• Acquisition of products. The cost of products purchased from third parties increased 39.7%, from R$ 2,783 billion in 2010, to R$ 3.887billion in 2011, mainly due to the increase in the price of pellets.

• Depreciation and depletion. The cost of depreciation and depletion increased 35.3%, from R$ 4.420billion in 2010, to R$ 5.980 billion in 2011, mainly reflecting the acquisition of fertilizer assets.

• Other costs. Other costs increased 4.8%, from R$ 8,349 billion in 2010 to R$ 8.648 billion in 2011.

Sales and administrative expenses

Sales and administrative expenses increased 32.25%, rising from R$ 3.015 billion in 2010 to R$ 3.985 billion in 2011. The increase is due to consolidation of the fertilizer assets, operations at Onça Puma, and the 8.6% increase in salaries due to the collective bargaining agreement of the Company’s Brazilian employees.

Research and development expenses

Research and development expenses grew 183.4% over 2010, rising from R$ 1.539 billion in 2010 to R$ 2.822 billion in 2011. The increased research occurred mainly due to the segments of bulk materials and basic metals.

Other operating costs and expenses

Other operating expenses increased from R$ 4.007 billion in 2010, to R$ 4.836 billion in 2011, an 20.7% increase, due to the provision for contingencies and pre-operating expenses of VNC, Onça Puma, Moatize and Rio Colorado.

Result from sale of assets

In 2010 the company did not have results from asset sales, and in 2011, it had revenues of R$ 2.492 billion due to the sale of aluminum assets.

Result from Corporate Participations

The result from corporate participations in non-controlled companies dropped 5.4% reducing revenue from R$ 1,962 billion in 2010 to R$ 1.857 billion in 2011.

Net Financial result

The financial result varied 124.4%, expenses increased from R$ 2.831 billion in 2010, to R$ 6.352 billion in 2011. The main factor contributing to the negative result was the increase in the monetary and exchange rate variations recorded in 2011 on the company’s loans.

Income Taxes and Social Security Contributions

2011 recorded a tax expense on net income of R$ 8,514 billion, compared to R$ 6.437 billion in 2010, basically due to the higher tax base.

Net income

The 25.8% increase in net income, from R$ 30.070 billion in 2010 to R$ 37.814 billion in 2011, was mainly due to the factors explained above.

Analysis of equity accounts

In R$ millions

	2010	Variation %	2011
Assets

Current Assets
Cash and cash equivalents	12.636	-(47,8)	6,593
Short-term investments	2.987	n.m.	—
Derivatives at fair price	87	1.178,2	1,112
Accounts Receivable	13.681	16,1	15,889
Related parties	160	-(3,8)	154
Inventory	7.161	37,3	9,833
Taxes to be refunded	2.671	56,9	4,190
Advances to suppliers	313	134,2	733
Others	1.010	63,1	1,647
Non-current assets held for sale	11.877	—	—
	52.583	-(23,6)	40,151

Non-current

Related Parties	48	1.783,3	904
Loans and financing	273	46,2	399
Advanced expenses
Legal deposits	2.884	-(5,2)	2,735
Income tax and social sec. payments deferred	2.263	56,4	3,539
Taxes to be refunded	601	82,5	1,097
Derivatives at fair price	502	-(77,7)	112
Deposit for incentives and reinvestment	238	80,3	429
Others	788	39,0	1,095
	7.597	39,0	10,310

Investments	7.321	104,7	14,984
Intangibles	16.829	5,7	17,789
Fixed Assets	126.656	21,5	153,855
	158.403	24,3	196,938
Total Assets	210.986	12,4	237,089

	2010	Variation %	2011
Liabilities and shareholders’ equity
Current liabilities
Accounts Payable to suppliers and contractors	5.928	49,3	8,851
Salaries and employment taxes	1.889	29,3	2,442
Derivatives at fair price	58	134,5	136
Portion of long-term current loans	4.707	-(40,4)	2,807
Loans and financing	232	(82,8)	40
Related Parties	35	22,9	43
Taxes, contributions and royalties	440	122,5	979
Income tax provision	1.251	-23,7	955
Pension and retirement benefits	313	1,0	316
Subconcessions payable	125	1,6
Provision for asset retirement	—	—	123
Dividends and interest on own capital	8.068	72,6	2,207
Others	1.582	4,3	1,650
	24.628	-(16,0)	20,685

Liabilities related to non-current assets held for sale	5.340	—
	29.968	-(31,0)	20,685
Non-current liabilities

Derivatives at fair price	102	1.114,7	1,239
Loans and financing	35.978	11,8	40,225
Related Parties	3	5.600,0	171
Pension and retirement benefits	3.337	-(14,7)	2,846
Contingency Provisions	3.409	-(7,7)	3,145
Income tax and social sec, deferred payments	12.828	-(17,3)	10,614
Provision for asset retirement	2.404	42,6	3,427
Participation Debentures	2.139	16,7	2,496
Non-controlling shareholders’ redeemable share	1.186	-(20,5)	943
Others	3.306	39,7	4,617
	64.692	7,8	69,723

Shareholders’ Equity
Class A preferred shares - 7,200,000,000 authorized shares with no nominal value and 2,108,579,618 (2010 — 2,108,579,618) issued	19,650	50.0	29,475
Common shares — 3,600,000,000 authorized shares, no nominal value and 3,256,724,482 (2009 — 3,256,724,482) issued	30,350	50.0	45,525
Mandatorily convertible securities into common shares	445	-(19.1)	360
Mandatorily convertible securities into preferred shares	996	-(20.1)	796
Treasury shares — 181,099,814 preferred shares (2010 — 99,649,571) and 86,911,207 common shares (2010 — 47,137,394)	(4,826)	105.5	(9,917)
Operating results with non-controlling shareholders	685	-(110.4)	-(71)
Result from share conversion/issuance	1,867	—	—
Equity valuation adjustment	(25)	980.0	220
Accumulated conversion adjustment	(9,512)	-(89.3)	(1,017)
Profit reserves	72,487	7.8	78,105
Accumulated profits	—	—	—
Total controlling shareholders’ equity	112,117	28.0	143,476
Non-controlling shareholders’ interest	4,209	-(23.6)	3,205
Total equity	116,326	26.1	146,681
Total liabilities and equity	210,986	12,4	237,089

Position on December 31, 2010 compared with the position on December 31, 2011

Vale has assets and debts referenced to different currencies, the main ones being the real, the US dollar and the Canadian dollar. On December 31, 2011, the company had 57% of its assets related to Brazilian reais, 8% to US dollars, 29% to Canadian dollars and 6% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial statements, especially the depreciation of the real by 12.6% against the US dollar.

Current Assets

Cash and cash equivalents.

The 47.8% reduction, dropping from R$ 12,636 billion on December 31, 2010 to R$ 6.593 billion on December 31, 2011, occurred as a function of: (a) dividend distribution and the share repurchase program; (b) disbursement to pay the social contribution on net income (CSLL); and (c) acquisition of 100% of Vale Fertilizantes.

Short-term investments.

No short-term investments were reported in December 31, 2011, while on December 31, 2010 R$ 2.987 billion were reported.

Derivatives at fair value

The increase in derivatives at fair value of 114.7%, rising from R$ 87 million on December 31, 2010 to R$ 1.112 billion on December 31, 2011, essentially refers to the drop in the CDI, which is the index for most of the company’s swaps that protect the debt flow in reais.

Accounts receivable from customers.

The increase of 16.1%, rising from R$ 13.681 billion on December 31, 2010, to R$ 15.8889 billion on December 31, 2011, refers mainly to the increase in sales over 2010.

Inventories

The 37.3% increase in inventories, rising from R$ 7.161 billion on December 31, 2010 to R$ 10.351 billion on December 31, 2011, refers mainly to the significant increase in production, including new operations.

Taxes to recover or offset

The 56.9% increase in taxes to recover or to offset, rising from R$ 2.671 billion to R$ 190 billion, refers to the revision of the PIS/COFINS calculation, by virtue of a change in the legislation.

Non-current assets held for sale

In 2010, asset sales totaled R$ 11.877 billion, referring to sales of aluminum and kaolin assets. There was no execution in 2011.

Non-current assets

Related Parties

The increase of R$ 8 million in this item at December 31, 2010, to R$ 904 billion on December 31, 2011, basically refers to inclusion of the company Norsk Hydro ASA (to which Vale transferred aluminum assets and received a shareholder stake) as a related party.

Deferred income tax and social contribution

The increase in the deferred income tax and social contribution of 56.4%, rising from R$ 2.263 billion on December 31, 2012 to R$ 539 billion on December 31, 2011, was due to the exchange rate variation on the added value linked to the investment in the nickel area.

Taxes to recover or offset

The increase in taxes to recover or offset of 82.5%, which rose from R$ 601 million on December 31, 2012 to R$ 1.097 billion on December 31, 2011, refers to the ICMS on operations that were stopped for part of 2010.

Derivatives at fair price

The 77.7% reduction in derivatives at fair price, which dropped from R$ 502 million on December 31, 2010 to R$ 112 million on December 31, 2011, basically refers to the mark to market of derivative swap operations denominated in reais, due to depreciation of the real against the US dollar.

Investments

The 104.7% increase in investments, from R$ 7,321 billion on December 31, 2010 to R$ 14.984 billion on December 31, 2011, mainly reflects the consolidation of Norsk Hydro.

Fixed assets

The 21.5% increase in fixed assets, rising from R$ 126.656billion on December 31, 2010 to R$ 153.855 billion on December 31, 2011, occurred due to projects in the iron ore, nickel and logistics segments.

Current liabilities

Accounts payable to suppliers and contractors

The 49.3% increase in accounts payable to suppliers and contractors, rising from R$ 5.928 billion on December 31, 2010, to R$ 8.851 billion on December 31, 2011, was basically due to the increase in Vale’s projects.

Portion of liabilities of long-term loans

The 40.4% reduction in the portion liabilities of long-term loans, dropping from R$ 4.707 billion on December 31, 2010, to R$ 2.807 billion on December 31, 2011, was due to maturities during the year.

Derivatives at fair value

The increase in derivatives at fair value was 134.5%, rising from R$ 58 million on December 31, 2010, to R$ 136 million on December 31, 2011, basically due to the appreciation of the dollar against the real, which is the index for the majority of the company’s swaps that protect the flow of debt.

Dividends and interest on own capital

Proposed dividends and interest on own capital decreased 72.6%, falling from R$ 8.068 billion in 2010, to R$ 2.207 billion in 2011, due to advances for the year 2011 made in August and October of that year. The balance of R$ 2.207 billion remained for payment of the dividends proposed by Vale in 2012.

Liabilities related to non-current assets held for sale

Liabilities related to non-current assets held for sale were R$ 5.340 billion in 2010, due to the payment of commitments linked to assets made available for sale of the assets in the aluminum segment and the kaolin companies. There was no execution in 2011.

Non-current liabilities

Loans and financing

The increase in loans and financing was 11.8%, rising from R$ 35.978 billion on December 31, 2010, to R$ 40.225 billion on December 31, 2011, reflecting the exchange rate variation on the debt.

Derivatives at fair value

The increase in derivatives at fair value was 1,102.9%, from R$ 102 million on December 31, 2010, to R$ 1,239 million on December 31, 2011, basically due to the appreciation of the dollar against the real, which is the index for the majority of the company’s swaps that protect the flow of debt.

Provisions for contingencies

Provisions for contingencies fell 7.7%, from R$ 3.409 billion on December 31, 2010, to R$ 145 billion on December 31, 2011, due to the payment of contingencies.

Deferred Income tax and social security contribution

In 2011, the deferred income tax and social contribution fell 17.3%, from R$ 12.828 billion in 2010, to R$ 614 billion, due to payment of the CSLL.

Provision with obligations for asset retirement

The increase of 42.6%, from R$ 2.404 billion on December 31, 2010 to R$ 3.427 billion on December 31, 2011, was due to the annual review of the estimates.

Shareholder Debentures

The 16.7% increase of shareholder debentures, from R$ 2.139 billion on December 31, 2010 to R$ 2.496 billion on December 31, 2011, refers to mark to market.

Shareholders’ Equity of Controlling Shareholders

The shareholders’ equity of the controlling shareholders increased by 28.0%, rising from R$ 112.117 billion on December 31, 2010, to R$ 143.476 billion on December 31, 2011. The increase in the profit reserves came from withholdings on net income.

Analysis of Cash Flow 2012 x 2011

The following table shows the values related to the consolidated cash flow statements for the years ended December 31, 2011 and December 31, 2012:

	2012	%	2011
Operating cash flow
Year’s net revenues	9,233	(75.3)	37,408
Adjustments to consolidate the year’s net revenues with operating revenues	23,848	945.5	2,281
Operating net revenues	33,081	(16.6)	39,689
Investments net revenues	(30,093)	38.9	(21,665)

Financing net revenues	2,240	109.4	(23,694)

Cash and cash equivalents increase (reduction)	5,228	(192.2)	(5,670)
Beginning of the year cash and cash equivalents increase	6,593	(47.8)	12,636
Effect of exchange rate variations on cash and cash equivalents	97	126.0	(373)
Merged company’s cash and cash equivalents	—		—
End of the year cash and cash equivalents	11,918	80.8	6,593

Year ended on December 31, 2011, compared to the year ended on December 31, 2012

Net Operating Revenues

Net operating revenues were R$ 33.081 billion in 2012, compared with R$ 39.689 billion in 2012, a drop of 16.6% over 2011, mainly due to reduction in the company’s operating results.

Net Operating Revenues (used in) investment

Net revenues used in investments reached R$ 30.093 billion in 2012, relative to R$ 21.665 billion in 2011, an increase of 38.9% relative to 2011, due mainly to new projects.

Net Operating Revenues (used in) financing

Net revenues used in/from financing reached R$ 2.240 billion in 2012, relative to R$ 23.694 billion in 2011, an increase of 109.4% relative to 2011, due to a higher volume of investments made in 2012.

Analysis of Cash Flow 2011 x 2010

The following table shows the values related to the consolidated cash flow statements for the years ended December 31, 2010 and December 31, 2011:

	2011	%	2010
Operating cash flow
Year’s net revenues	37,408	23.0	30,422
Adjustments to consolidate the year’s net revenues with operating revenues	2,281	131.1	987
Operating net revenues	39,689	26.4	31,409
Investments net revenues	(21,665)	(31.4)	(31,585)

Financing net revenues	(23,694)	456.7	(4,256)

Cash and cash equivalents increase (reduction)	(5,670)	331.2	(1.315)
Beginning of the year cash and cash equivalents increase	12,636	(4.9)	13,291
Effect of exchange rate variations on cash and cash equivalents	(373)	(156.5)	660
Merged company’s cash and cash equivalents
End of the year cash and cash equivalents	6,593	(47.8)	12,636

Year ended on December 31, 2010, compared to the year ended on December 31, 2010

Net Operating Revenues

Net operating revenues were R$ 39.689 billion in 2011, compared with R$ 31.409billion in 2011, an increase of 26.4% over 2010, mainly due to reduction in the company’s operating results, partially offset by the CFEM payment.

Net Operating Revenues (used in) investment

Net revenues used in investments reached R$ 21.665 billion in 2011, relative to R$ 31.585 billion in 2010, a drop of 31.5% relative to 2010, due mainly to the purchase of the fertilizer company. Net Operating Revenues (used in) financing

Net revenues used in/from financing reached R$ 23.694 billion in 2011, relative to R$ 4,256 billion in 2010, an increase of 456.7% relative to 2010, was due to payments made to controllers as dividends and interest over own capital.

10.2 Operating and Financial Results

a) Results of Vale Operations, in particular:

i.                                         Description of key components of revenue

Net operating revenues totaled R$ 93.511 billion in 2012, dropping 8.3% relative to the R$ 102.019 in 2011, and a 26.5% increases relative to the R$ 80.677 billion in 2010.

Individually, the most important products in terms of revenue generation in 2012, 2011, and 2010 were: iron ore, pellets, and nickel.

REVENUES BY PRODUCT

R$ million	2010	%	2011	%	2012	%
Bulk materials	60.940	75,5	77.226	75,7	68.901	73,7
Ferrous minerals	59.621	73,9	75.431	73,9	66.792	71,4
Iron ore	47.643	59,1	61.035	59,8	52.959	56,6
Pellet plant operation services	22	—	63	0,1	35	—
Pellets	10.494	13,0	13.207	12,9	12.743	13,6
Manganese and ferroalloys	1. 388	1,7	1.118	1,1	1.055	1,2

Others	74	0,1	8	—	—	—
Coal	1.319	1,6	1.795	1,7	2.109	2,2
Thermal Coal	505	0,6	1.005	1,0	486	0,5
Metallurgical Coal	814	1,0	790	0,7	1.623	1,7
Basic metals	13.949	17,3	16.070	15,8	13.933	14,9
Nickel	6.698	8,3	9.552	9,4	8.076	8,6
Copper	2.578	3,2	4.355	4,3	4.257	4,5
PGMs	174	0,2	707	0,7	744	0,8
Precious metals	124	0,1	678	0,7	700	0,8
Cobalt	52	0,1	146	0,1	156	0,2
Primary aluminum	1.674	2,1	235	0,2	—	—
Alumina	2.465	3,1	387	0,4	—	—
Bauxite	184	0,2	10	—	—	—
Fertilizers	2.980	3,6	5.551	5,4	7.008	7,5
Potash	461	0,6	457	0,5	569	0,6
Phosphates	1.995	2,4	3.898	3,8	4.926	5,3
Nitrogen	504	0,6	1.136	1,0	1.366	1,5
Others	21	—	60	0,1	147	0,1
Logistics services	2.108	2,6	2.878	2,3	2.710	2,9
Railroads	1.584	2,0	1.682	1,6	1.828	2,0
Ports	524	0,6	685	0,,7	882	0,9
Others	699	1,0	805	0,8	959	1,0

Net Revenues	80.677	100,0	102.019	100,0	93.511	100,0

In 2012, sales to Asia represented 55.8% of total revenues, in line with the 55.5% of 2011 and the 56.2% reported in 2010. Sales to the Americas amounted to 23.4%, also in line with the 22.6% reported in 2011 and the 22.0% reported in 2010, mainly due to the increase in sales to the United States and Brazil. Revenues from Europe represented 17.3% in 2012, a reduction relative to the 18.7% in 2011, and 19.0% for 2010, while the remainder contributed with 3.5% of the 2012 revenues.

REVENUES BY REGION

R$ million	2010	%	2011	%	2012	%
North America	3.2	4,1	5.347	5,2	4.625	4,9
USA	95	218	2.797	2,7	2.593	2,7
Canada	1.756	2,1	2.361	2,3	1.973	2,1
Others	116	0,2	189	0,2	59	0,1
South America	13.656	16,9	17.712	17,4	17.256	18,5
Brazil	12.034	14,8	15.881	15,5	15.740	16,8
Others	1.622	2,1	1.831	1,9	1.516	1,7
Asia	45.342	56,2	56.655	55,5	52.208	55,8
China	29.228	36,3	35.982	35,3	34.684	37,1
Japan	8.967	11,1	12.164	12,0	9.609	10,3
South Korea	3.134	3,9	3.651	3,6	4.103	4,4
Taiwan	2.023	2,5	2.174	2,1	1.755	1,9
Others	1.989	2,5	2.684	2,5	2.058	2,1
Europe	15.313	19,0	19.142	18,7	16.181	17,3
Germany	5.289	6,6	6.384	6,2	5.717	6,1
France	1.264	1,6	1.338	1,3	1.300	1,4
United Kingdom	1.938	2,4	2.259	2,2	1.954	2,1
Italy	1.729	2,1	3.192	3,1	2.539	2,7
Others	5.093	6,3	5.969	5,9	4.672	5,0
Rest of the World	3.071	3,8	3.163	3,2	3.239	3,5
Gross Revenues
Taxes
Net Revenues	80.677	100,0	102.019	100,0	93.511	100,0

Considering sales by country, China was responsible for 37.1% of our revenues in 2012, followed by Brazil with 16.8%, Japan with 10.3%, Germany with 6.1%, South Korea with 4.4%, and the United States with 2.7% in 2012.

ii.            Factors that materially affected the operating results

Vale’s operating result is mainly affected by demand, which impacts the prices of our principal products, and it is also affected by exchange rates.

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

	20010	2011	2012
	$/metric ton, unless otherwise indicated(8)
Iron ore	182.09	227.86	207.29
Pellets	283.76	324.53	289.93
Manganese	405.03	277.49	264.51
Ferroalloys	2,723.11	2,416.46	2,577.05
Coal
Thermal coal	123.85	160.00	155.19
Metallurgical Coal	263.82	394.00	4333.61
Nickel	38,669.75	37,781.39	34,660.94
Copper	13,599.55	14,101.35	14,849.08
Platinum (US$ /oz)	2,922.55	2,875.03	3,110.15
Cobalt (US$ /lb)	26.55	26.17	23.98
Aluminum	3,837.07	—	—
Alumina	498.92	—	—
Bauxite	55.66	—
Potash	722.30	846.14	1,037.87
Phosphates
MAP	994.60	1,138.14	1,264.06
TSP	794.85	981.30	1,029.63
SSP	389.44	471.46	525.07
DCP	987.79	1,138.13	1,228.44
Nitrogen	793.16	1,024.87	1,167.15

(8)  Amounts converted using the average exchange rate in each period: R$ 1.7593/US$ in 2010, R$ 1.6746/US$ in 2011, and R$ 1.9550 in 2012.

Iron ore and pellets

The demand for iron ore and pellets is a result of the global demand for carbon steel, which in turn is highly influenced by global industrial production. The pricing of iron ore and pellets is done according to several levels of quality and physical characteristics. Several factors affect the prices of different types of iron ore, such as the iron content in deposits, the size of particles, humidity and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Generally, the classification of ore into thin ore, lump ore and pellet feed determines price differences.

Demand from China has been one of the main drivers of worldwide demand and prices.

Chinese imports of iron ore reached 745.5 million metric tons in 2012, 8.5% above the 687.0 million metric tons from 2011, and 20.4% above the 2010 imports, due mainly to the solid growth of Chinese steel production in 2012.

It is expected that China’s growth will remain strong in 2013, driven mainly by domestic demand.

Our iron ore prices are grounded in a variety of price option that are usually based on spot indices for the specification of prices charged to clients. In 2012, there was a significant change in our iron ore quarterly pricing agreements, which uses the average price indices for the three months of the current quarter to use the pricing options based on spot. This change exposes us to a greater pricing volatility, but it allows us to obtain greater value by bringing our point of sales closer to the Asian markets.

Fine iron ore prices command premiums as a function of the content of iron. The lump ore and pellet prices contain premiums in relation to fine iron ore prices and are determined based on client negotiations. The average prices for iron ore in 2012 were 17.0% lower than the average prices in 2011, and 3.9% higher than 2010. The average price for pellets was 11.2% lower than prices in 2011, and 1.5% lower than the average price in 2010.

Manganese and ferroalloys

The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis.

Coal

The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Since April 2010, the prices for metallurgical coal have been established on a quarterly basis for most volumes sold in the transoceanic market, while some players are selling it on a quarterly basis, and a minority continues to use annual pricing. The prices of thermal coal are set in spot negotiations and/or through annual contracts.

Nickel

Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is heavily affected by production of stainless steel, which represents 63-66% of consumption.

Vale has short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with its sales of nickel products to be used for other purposes (high nickel alloys, steel alloys, forging, plating, batteries and special applications), provide stable demand for a significant portion of its annual production. In 2012, 67% of the refined nickel sales were destined to applications outside the stainless steel industry. This, when compared to the industry average of 34% among nickel producers, results in its sales volume being more stable. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices.

Primary nickel (including iron-nickel, pig iron nickel and nickel cathode) and secondary nickel (scrap) are nickel’s main competitors for stainless steel production. The choice between the different types of primary and secondary nickel is largely driven by its relative prices and availability. In recent years, secondary nickel accounted for about 41-46% of the overall nickel used in stainless steel production, and primary nickel accounted for 54-59%. In 2012, the Chinese nickel pig iron production and iron-nickel production was estimated to have been higher than 330,000 metric tons, representing 18% of the global supply of primary nickel, compared to 16% in 2011 and 11% in2010.

Copper

Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME and the NYMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product.

Aluminum

In February 2011, most of the company’s aluminum business was transferred to Norsk Hydro ASA (Hydro) and, in turn, the Company now has 22% of Hydro’s capital, an aluminum production company headquartered in Norway. Prior to the transaction, Vale’s aluminum sales were conducted using prices based on LME’s previous month prices. Alumina sales were based on a percentage of the LME’s aluminum price and bauxite prices were determined using a formula linked to the aluminum price from 3 month future contracts in the LME, and the alumina FOB Australia price.

Fertilizers

The demand for fertilizers depends on the same market fundamentals as those for global demand for minerals, metals and energy. The rapid per capita growth of emerging economies causes changes in food, marked by an increase in the consumption of proteins, which contributes to higher demand for fertilizers. Demand is also driven by biofuels that are emerging as an alternative source of energy to reduce global dependency on greenhouse gases [sic], and essential raw materials for the production of biofuels — sugar cane, corn and palm — which are intensively used in fertilizers.

Fertilizers are sold in the market mainly on a cash basis using international reference prices, although certain large importers, such as China and India, often sign annual contracts. Seasonality is an important factor for determining price throughout the year, given that agricultural production in each region depends on the climactic conditions of the harvest.

Logistics

Demand for our transportation services in Brazil is primarily driven by Brazilian economic growth, mainly in the agricultural and steel sectors. The logistics revenues are primarily from fees charged to customers for the transportation of cargo using Vale’s railroads, ports and ships. The Company’s railroads account for most of this revenue. Nearly all of the company’s logistics revenues are expressed in Brazilian reais and are subject to adjustments triggered by changes in fuel prices. Prices in the Brazilian market for railroad services are subject to ceilings set by the Brazilian regulatory authorities, but they primarily reflect competition with the trucking industry.

Exchange Rates

The impact of exchange rate variations on Vale’s operational results are described in item “10.2 (b)” of this Reference Form.

b.             Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

Most of the Company’s revenues are expressed in US dollars, whereas most of our costs of goods sold are expressed in other currencies, mainly the Brazilian real (57% in 2012), the US dollar (24% in 2012), the Canadian dollar (15% in 2012), Indonesian rupees, Australian dollars, the euro, and others(9). As a result, changes in exchange rates affect the Company’s operating margin.

Most of our long-term debt is expressed currencies other than the Brazilian real, mainly in American dollars (R$ 43.431 billion on December 31, 2012).. Due to the fact that Vale’s functional currency is the Brazilian real, changes in the value of the US dollar against the Brazilian real result in exchange gains or losses on our net liabilities, which, in turn, affect our financial results.

On December 31, 2012 our debt expressed in reais was R$ 17.552 billion. Since most of our revenue is in US dollars, Vale uses derivatives to convert our debt from Brazilian reais to US dollars. As a consequence of the depreciation of the Brazilian real against the US dollar in 2012, the net exchange rate and monetary variation caused a negative impact on our net profits of R$ 4.144 billion in 2012. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian reais into US dollars to protect our cash flow from currency price volatility, produced a negative accounting effect of R$ 280 billion in 2012, of which R$ 956 million generated a positive impact on the cash flow.

Variations in the inflation rates

The company’s revenues are not significantly affected by inflation rates.

Variations attributable to price changes, volume changes and the introduction of new products and services

Vale’s operating revenue is directly affected by changes to its products’ prices and services, as well as by changes to the volumes sold, as discussed in item “10.2(a)(ii)” of this Reference Form.

Fertilizers

The fertilizers segment, whose activities were substantially increased in 2010 with the acquisition of Vale Fosfatados and Vale Fertilizantes, had the following effects on the Company’s results: contribution of R$ 7.008 billion to our 2012 net income in 2012 (R$ 5.551 billion in 2011 and R$ 2.980 billion in 2010), and contribution in the cost of R$ 5.854 billion in 2012 (R$ 4,512 billion in 2011 and R$ 2.792 billion in 2010).

c.             Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer’s financial result

For comments on the inflationary impact, price variations in the main products and exchange rates, see item “10.2 (b)” of this Reference Form.

Vale exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered

(9) Composition of the CPV by currency in 2009 was: 62% in reais, 17% in US dollars, 16% in Canadian dollars, and 2% in Indonesian rupees. In 2010, CPV composition was: 69% in reais, 15% in US dollars, 11% in Canadian dollars, 2% in Australian dollars, and 3% in other currencies.

Rate). The natural hedge between US interest rate fluctuations and prices of metals mitigates the volatility of the Company’s cash flow. In the event of an imbalance in this natural hedge, Vale assesses the possibility of contracting financial instruments to provide the desired protection. The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market and the TJLP (long-term interest rate). Approximately 27.0% of the debt on December 31, 2012 was in reais, and the additional 73.0% in other currencies. About 30% of the debt at December 31, 2011 was expressed in Brazilian reais, the remaining 70% was expressed in other currencies. On December 31, 2010, 27% of the debt was expressed in reais, and 73% was in other currencies. Nearly 45.3% of the debt was tied to the floating interest rate on December 31, 2012, relative to 24% on December 31, 2011 and 53% on December 31, 2010.

Energy costs are an important component of our production cost and represented 11% of our total cost of products sold in 2012, 12.2% in 2011, and 15.5% in 2010. Increases in the price of oil and gas negatively impact our logistics, mining, pellets and nickel businesses. Electricity costs were 3.2% of the total cost of products sold in 2012, 3.6% in 2011, and 6.1% in 2010.

10.3 Relevant effects on Financial Statements

The impairment registered in 2012 resulted in a loss of about R$ 8.211 billion. This amount refers to the Company’s assets recoverable value, based on the premise that includes the discounted cash flow and the commodities price.

In certain contracts, the Company takes risks related to the transport of products and it negotiates the freight price directly to the client. However, in these contracts, in 2011 and 2010, the main portion of the iron ore and pellets CFR (international contract for cost and freight) related freights was registered as though Vale were the operating agent, resulting in the presentation of freight net revenues. Vale revised the statement of the 2011 and 2010 results to adequately reflect the revenues of such sales by the total value charges to clients. Consequently, it showed a freight cost related to this operation as a sold product cost and, thus, increased iron ores and pellets sales in 2011 in the amount of R$ 3,275 billion (R$ 3,054 billion in 2010), with the corresponding increase in the cost of sold minerals and metals. The revision did not lead to any other changes in the statement of the results.

The purchase of Vale Fosfatados and Vale Fertilizantes has had significant impacts on the Company’s results: contribution of R$ 2.980 billion to our net income in 2010 and of R$ 2.792 billion to our costs. The remaining operations did not have relevant impacts on the Company.

Vale does not provide guidance regarding its future financial performance. Vale seeks to disclose as much information as possible about its views on the different markets where it operates, its strategic guidelines and implementation in order to give the capital markets a sound basis for their expectations regarding the Company’s performance in the medium and long term.

a.             Introduction or disposal of operating segment

In 2010, the fertilizer segment was introduced to Vale’s operating segments, and its contribution to the Company’s revenues was 3.6% in 2010, 4.0% in 2011, and 7,5% in 2012.

b.             Incorporation, acquisition or divestiture of stakeholder positions

Main Acquisitions

2012

Assets leasing and potash mining rights

On April 23, 2012, Vale renewed with Petróleo Brasileiro S.A. (Petrobras) the contract renewal for assets leasing and potash mining rights in Sergipe for 30 years, allowing it to continue to explore the potash mine in Taquari-Vassouras and the development of the Carnalita project. When it begins to produce, it has been estimated that Carnalita will have the largest potash operation in Brazil, with an estimated production capacity of 1.2 million tons of potash per year. The contract is in line with Vale’s growth strategy to become one of the global leaders in the fertilizer industry.

Continuing with its corporate structure optimization process, in the second quarter of 2012, Vale acquire more than 10.46% of participation in Empreendimentos Brasileiros de Mineração S.A. (EBM), whose main asset is the participation in the Minerações Brasileiras Reunidas S.A. (MBR), which owns the Ibarito, Vargem Grande, and Paraopeba mines.

As a result of this acquisition, Vale has increased its participation in EBM’s capital to 96.7% and in MBR’s to 98.3%, and the amount of R$ 450 million was known as the result of the operation with non-controlling shareholders in “Net Equity”

2011

Acquisition of control of Biopalma

In February 2011, Vale became the controller of Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio, in Pará, a producer of palm oil, which is used as a raw material in biodiesel production. The transaction value was R$ 173.5 million. Our goal is to use this fuel in Vale’s operations in Brazil. Biopalma begins palm oil production in 2012, and it expects to reach annual production of 500,000 tons by 2019, when crops reach maturity. The main use of the oil will be on Vale’s biodiesel production to fuel its locomotives, machines and equipment in large Brazilian operations, using B20 (a mixture containing 20% biodiesel and 80% common diesel).

Acquisition of stake in the Belo Monte Hydroelectric Plant

In June 2011, Vale purchased 9.0% of the capital of Norte Energia S.A. (NESA) for R$ 3.8 million, held by Gaia Energia e Participações S.A. (Gaia). NESA’s exclusive purpose is to implant, operate and develop the Belo Monte Hydroelectric Plant located in Pará. Vale reimbursed Gaia for capital contributions made by Gaia in NESA, and it will assume the commitments for future capital contributions arising from the stakeholder position that was acquired (estimated to be R$ 2.3 billion). The acquisition is consistent with the strategy to reduce operating costs and to minimize energy prices and the risks of supply. At December 31, 2011, R$ 106 million had been contributed to NESA.

Increase of participation in SDCN

In June 2011, Vale purchased an additional 16% of participation in Sociedade de Desenvolvimento do Corredor Nacala S.A. (SDCN) for US$ 8 million (equivalent to R$ 12.8 million). The purchase was in line with the strategy to develop the logistic corridor of Nacala and was an extension of the purchase of 51% participation in SDCN in September 2010. SDCN has the concession to create the logistic structure necessary for the flow of production resulting from the expansion of coal production in Moatize. Vale will invest in the expansion of the capacity of the logistic corridor of Nacala by means of the rehabilitation of the existing railroads of the SDCN in Malawi and Mozambique, the construction of rail connections from Moatize to a new, deep-water marine terminal in Nacala, and the construction of the port of Nacala.

Agreement to explore the port facility concession in Santos

In July 2011, Vale signed an agreement to create a joint venture with Vale Fertilizantes in order to explore the Port Facility concession of Ultrafértil (TUF). The TUF is located in the city of Santos, in the state of São Paolo, and it moves imported loads of sulfur, ammonia and fertilizers in general. It is strategically interconnected to Vale’s railroad network. It now holds 51% in the joint venture, which was acquired through the payment of R$ 150 million to Vale Fertilizantes, and it is contributing R$ 432 million in capital to the joint venture in order to finance the TUF’s investment plan. The formation of the joint venture positions Vale to competitively meet the growth of agribusiness in Brazil. At the same time, investment in the TUF strengthens the logistics infrastructure of the fertilizer business, contributing to making its expansion in the coming years feasible.

Acquisition of shares in circulation of Vale Fertilizantes

In December 2011, Vale concluded the public offering to acquire the shares issued by Vale Fertilizantes in circulation in the market. As a result of this operation, Vale acquired 211,014 common shares, and

82,919,456 preferred shares issued by Vale Fertilizantes, which represent 83.8% of common shares and 94.0% of preferred shares of Vale Fertilizantes in circulation in the market, which corresponds to 0.1% of the total of common shares and 29.8% of the preferred shares of Vale Fertilizantes. Both the common and preferred shares were acquired at a price of R$ 25.00 per share, for a total of R$ 2.078 billion. On December 23, 2011, Vale Fertilizantes had its registration as an open company cancelled by the CVM.

In January 2012, the General Extraordinary Shareholders’ Meeting of Vale Fertilizantes approved the redemption of the 5,314,386 shares remaining in circulation, both common and preferred, and representing 0.94% of the total shares of Vale Fertilizantes. Thus, through its controlled companies, Vale holds 100% of the total number of common shares, and 100% of the total of preferred shares of Vale Fertilizantes. The shares were redeemed at the share price offered in the public offering held on December 12, 2011 of R$ 25.00 (twenty-five reais) per share, plus interest calculated based on the SELIC rate, from the date of payment for the offering, on December 15, 2011, until the payment date for redemption of the shares, which date was January 26, 2012. Vale’s and Vale Fertilizante’s total disbursement was R$ 2.2 million

2010

Acquisition of iron ore assets in Africa

In April 2010, Vale acquired from BSG Resources Ltd. (BSGR) a 51% stake in BSG Resources (Guiné) Ltd., which holds concessions for iron ore in Guinea, Simandou South (Zogota) and exploration permits for Simandou North (Blocks I & II). Vale has paid US$ 2.5 billion for the acquisition of these assets - US$ 500 million in cash (equal to R$ 866 million on the disbursement date), and the remaining US$ 2 billion (R$ 3.388 billion) will be paid in installments subject to the fulfillment of specific goals. Simandou Blocks 1 & 2 and Zogota are among the best still-unexploited iron ore deposits in the world, with high quality and potential for the development of large-scale and long-term projects, at low operating and investment costs.

Acquisition of coal assets in Australia

In June 2010, Vale acquired additional holdings of 24.5% (equal to R$ 167 million) in the Belvedere (Belvedere) coal project for US$ 92 million from AMCI Investments Pty Ltd (AMCI). As a result of this transaction, Vale’s interest in Belvedere increased from 51.0% to 75.5%. Belvedere is an underground coal mine project in the Bowen Basin region, near the town of Moura in Queensland, Australia. According to our preliminary estimates, when completed the Belvedere project will have the potential to produce up to 7.0 million metric tons of metallurgical coal per year.

Acquisition of assets of fertilizer

In line with the company’s strategy of becoming a global leader in the fertilizer industry, in May 2010 we acquired 58.6% of the capital of Fertilizantes Fosfatados S.A. (Fosfertil), now Vale Fertilizantes S.A., as well as the Brazilian company Bunge Participações e Investimentos S.A. (BPI), now Vale fosfatados, for R$ 8.692 billion (equal to a price per share of US$ 12.0185 for Fosfertil shares and a total of US$ 1.7 billion for Bunge fertilizer assets). A payment of R$ 103 million was made in July to complement the price of Vale Fosfatados. In September, Vale acquired an additional 20.27% of Fosfertil’s capital for R$ 1.762 billion (equal to a price per share of US$ 12.0185) and in December it announced the result of the public offering for the acquisition of the company’s common shares held by minority shareholders.

Acquisition of stake in SDCN

In September 2010, Vale acquired 51% of Sociedade de Desenvolvimento do Corredor Norte S.A. (SDCN) for US$ 21 million (equal to R$ 37 million on the date of disbursement).SDCN has a concession to create the necessary logistics infrastructure to enable the flow of the production from the second phase of the Moatize coal project.

Main investment disposals and asset sales

In accordance with the strategy, the Company continues to reduce our stakes in non-core assets. The following is a summary of the main disposals and sales of assets during the three-year period under discussion.

2012

Sale of CADAM Participation

On April 26, 2012, Vale signed an agreement to sell its participation in 61.5% of Cadam S.A. (CADAM) for US$ 30.1 million (equivalent to R$ 58.0 million), to KaMin LLC (a closed capital American company). CADAM produces kaolin and operated an open mine in the state of Amapá, a processing plant, and a private port, both in the state of Pará. The mine and the plant are interconnected via a 5.8 km pipeline. Vale will receive US$ 30.1 million for CADAM’s share control, to be paid within five years. The transaction was concluded on May 7, 2012. CADAM’s sale is part of the Company’s continued efforts to optimize its assets portfolio. Together with the sale of Pará Pigmentos S.A. (PPSA), in 2010, CADAM’s sale consolidates the kaolin sales business.

Sale of Colombia coal assets

On May 28, 2012, Vale signed an agreement to sell its thermal coal operations in Colombia to CPC S.A.A, a company affiliated to Colombia Natural Resources S.A.S. (CNR), a closed capital company, for US$ 407 million (equivalent to R$ 843 million) in cash, subject to regulatory approval. The sale was concluded on June 25, 2012.

The thermal coal operations in Colombia are an integrated mine-rail-port system consisting of: (a) 100% coal mine in El Hatillo and a coal deposit in Cerro Largo, both in Cesar’s department; (b) 1-- % of the Sociedad Portuária Rio Córdoba (SPRC), a coal port operation on Colombia’s Atlantic coast, and (c) 8.43% participation in the Ferrocarriles Del Norte de Colombia S.A. (FENOCO) railway, which holds concession and operation of the railway connecting the coal mines to SPRC.

Sale of manganese ferroalloy assets in Europe

On July 10, 2012, Vale signed an agreement to sell its manganese ferroalloy operations in Europe to Glencore Internacional Plc. Subsidiaries, a company listed in the London and Hong Kong stock markets, for US$ 160 million (equivalent to R$ 325 million) in cash, subject to the fulfillment of certain precondition. The manganese ferroalloy operations in Europe consist of :(a) 100% of Vale Manganese France SAS, located in Dunkerque, in France; and, (b) 100% of the Vale Manganese Norway AS, located in Mo I Rana, Norway. The sale was concluded on October 31, 2012.

Sale of marine transport assets

On August 31, 2012, Vale signed an agreement to sell, for US$ 600 million and posterior chartering, of 10 large ore carrier ships with Polaris Shipping Co. Ltd. (Polaris). These ships were acquired in 2009 / 2010 and converted from oil tankers to ore carriers, each with an approximate capacity of 300,000 DWT, so that Vale would have at its disposal a marine fleet dedicated to the transport of iron ore to its clients. The sold ships will chartered by Vale through long term chartering contracts signed with Polaris. In addition to freeing capital, the transaction preserver Vale’s ability to transport iron ore by sea having the ships at its disposal, but eliminating the risks involved in ownership and operation.

Sale of fertilizer assets

On December 18, 2012, Vale signed with Petrobras an agreement to sell Araucária, a nitrogen production operation located in Araucária in the state of Paraná, for US$ 234 million. The purchase price will be paid by Petrobras in quarterly payments, 100% adjusted by the Interbank Deposit Certificate (CDI), in amounts that are equivalent to the royalties owned by Vale relative to the potash assets leasing and mining rights at Taquari-Vassouras and the Carnalita project. The sale is subject to the fulfillment of preconditions, including approval by the Administrative Council for Economic Defense (CADE). Araucária has an annual production capacity of approximately 1.1 million tons of ammonia and urea. The divestment of assets like Araucária, which do not have synergy with the Company’s portfolio, is consistent with efforts to improve the allocation of capital and revenue generation to complement the financing of investments considered a priority, with great potential for value generation. The Araucária sale also contributed to a reduction in investments to sustain existing operations in the amount of US$ 50 million per year.

Sale of participation in oil and gas concession

On December 26, 2012, Vale signed an agreement with Statoil Brasil Óleo e Gás Ltda (Statoil) to sell its 25% participation in the BM-ES-22A concession in the Espírito Santo Basin for the amount of US$ 40 million (equivalent to R$ 82 million), in cash. Besides, the sale exempts Vale from investment liabilities in the amount of US$ 80 million until the end of 2013. The completion of this transaction is subject to the fulfillment of usual precondition and approval. Vale’s strategy for sustainable growth and value generation encompasses multiple options, and the active management of its portfolio is an important action to optimize the allocation of capital and to focus management efforts.

2011

Sale of aluminum assets

In February 2011, Vale announced that it had concluded a transaction with Norsk Hydro ASA (Hydro), a company listed on the Oslo Stock Exchange and on the London Stock Exchange (ticker symbol: NHY) to transfer all of its stake in Albras — Alumínio Brasileiro S.A. (Albras), Alunorte — Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with their exclusivity rights, commercial contracts and net debt of US$ 655 million (equal to R$ 1.088 billion) for 22% of Hydro’s common shares in circulation, after the issuance on February 28, 2011, and US$ 503 million in case (equal to R$ 836 million) after adjustments.

Vale also created a new company, Mineração Paragominas S.A. (Paragominas), and transferred the bauxite mine of Paragominas and all of its remaining bauxite mining rights in Brazil. As part of this transaction, Vale sold 60% of Paragominas to Hydro for US$ 578 million in cash (equal to R$ 960 million) after adjustments to working capital. The remaining parcel will be sold in two equal portions, three and five years after conclusion of the transaction, for US$ 200 million in cash, each.

According to the terms of the agreement, through its wholly owned subsidiaries, Vale transferred the following to Hydro: (a) 51% of the total capital of Albras; (b) 57% of the total capital of Alunorte; (c) 61% of the total capital of CAP; and it sold (d) 60% of the total capital of Paragominas.

Through its wholly owned subsidiaries, Vale subscribed 447,834,465 shares of Hydro, or 22% of the 2,035,611,206 shares in circulation, approximately US$ 3.5 billion (equal to R$ 5.866 billion) according to Hydro’s closing price and the exchange rate NOK/US$ on February 25, 2011. According to the terms of the transaction, Vale cannot sell its shares for a two-year lock-up period, and it also may not increase its stake in Hydro beyond the 22%.

2010

Sale of Valesul assets

In January 2010, the company’s wholly owned subsidiary, Valesul Alumínio S.A., entered into an agreement to sell its aluminum assets for US$ 31.2 million (equal to R$ 56 million). Valesul’s assets that are included in the agreement are located in the state of Rio de Janeiro and include the anode factory, reducer and smelter, as well as industrial, administrative and inventory services.

Sale of kaolin assets

In the second quarter of 2010, Vale sold 86.2% of its stake in Pará Pigmentos S.A. (PPSA), as well as other kaolin mining rights in Pará. Assets were sold to Imerys S.A., a company listed on Euronext, for US$ 72 million (equal to R$ 127 million).

Sale of stake in the Bayóvar project

In July 2010, Vale completed the sale of its minority stake in the Bayóvar project in Peru by means of a newly incorporated company named MVM Resources International BV (MVM). Vale sold 35% of MVM’s total capital to Mosaic for R$ 682 million, and 25% to Mitsui for R$ 487 million. Vale controls the Bayóvar project, holding 40% of the total capital and 51% of the voting capital of the newly incorporated company. Overall capital investments made by June 30, 2010 were approximately US$ 550 million (equal to R$ 932 million in September 2010). The difference between the fair value and book value in this transaction, totaling R$ 544 million, was accounted for in our shareholders’ equity as per gain/loss regulations applicable to when the control of a company is held.

Sale of stake in Vale Oman Pelletizing Company LLC

In May 2010, Vale entered into an agreement with Oman Oil Company S.A.O.C., a company controlled by the Sultanate of Oman, to sell 30% of Vale Oman Pelletizing Company LLC, for US$ 125 million (equal to R$ 212 million on September 30, 2010).The transaction is still subject to the terms of the final agreement for the purchase of shares, to be signed when the preceding conditions are met. The difference between the fair value and the book value of this transaction, totaling R$ 544 million, was accounted for in our net equity, as per gain/loss regulations applicable to when the control of a company is held.

c.             Unusual events or operations

Income Tax

In June 2012, the Company decided to incorporate Vale Fertilizantes in the Nague. Consequently, the value of the acquired assets and liabilities stated in the Nague’s accounting statements, deducted from the values amortized in the acquisition date, are the operations’ tax basis. As a result, after the incorporation was concluded, there is no difference between the tax basis and the accounting values of the acquired net assets, and consequently, there is no more deferred income tax liability. The balance of the deferred income tax liability initially stated (accounted for when of the purchasing accounting) totaling R$ 2,533 was entirely reclassified for the fiscal year’s result, in connection with the incorporation g Vale Fertilizantes in the Nague.

Assets recoverable value

In 2012, evidence of recoverable value loss was identified in some of the investments as fixed assets from the nickel, aluminum and coal segments.

For the examination of the assets fair value, Vale uses discounted cash flows.

The discount taxes applied in the future cash flow projection represent an estimate of the rate the market would use to meet the risks of the examined assets. The weighted average cost of Vale’s capital is used as a basic point for the determination of the discount rates, with appropriate adjustments for the risk profile of countries in which individual cash generating units operate.

Tests were conducted to determine whether the recoverable value is lower than the assets accounting below:

On December 31, 2012

				R$ millions
	Cash Generating	Net Accounting	Recoverable	Impairment
Assets	Unit	Value	Value	Adjustment
Investment
Aluminum	Hydro	6,598	4,572	2,026
Metallurgy	Thyssenkrupp CSA	4,387	2,583	1,804
Energy	VSE	207	35	172
		11,192	7,190	4,002
Fixed
Assets
Nickel	Onça Puma	7,653	1,884	5,769
Coal	Austrália	3,365	1,226	2,139
Others		386	83	303
		11,404	3,193	8,211
		22,596	10,383	12,213

10.4 Changes in Accounting Practices. Corrections and Remarks.

a. Significant changes in accounting practices

2012

There were no significant changes in the consolidated accounting statements in the fiscal year that ended on December 31, 2012. Vale drafted its consolidated accounting statements in IFRS based on the pronouncements already issued by the CPC and referenced by the CVM. The pronouncements issued by the IASB, and still not referenced by the CVM, will not the adopted in advance by the Company.

Considering the option given by the pronouncement of the CPC 19(R1) Investment in Joint Controlled Enterprise (Joint Venture), issued on August 4, 2011 and anticipating the consequences of the CPC 18(R2) — Investment in Associated Company, Controlled Company and in Joint Venture (correlated to IFRS 11), the Company, for the purposes of consolidated statements, chose not to show its participation in controlled companies of shared control by the proportional consolidated method, and chose to present its investment in these entities using the equity equivalence method in the fiscal year of 2012.

Additionally to what is said above, for specific contracts, the Company assumes risks related to product transportation and negotiates the freight cost directly for the client. However, for these contracts, in 2011 and 2010, the main portion of the freight related to CFR (international term for freight and cost) of iron ore and pellets was recorded as if Vale was an operation agent, appearing in freight net income. Vale reviewed the 2011 and 2010 statements to reflect the income of such sales accordingly with the total value charged from clients.  As consequence, freight costs related to this operation appears as cost of sold product.

For more information, see Note 2 in the financial statements.

(a)                                 Pronouncements, interpretations, guidelines and revisions approved by the CVM for adoption after to December 31, 2012

•                  Investment Entities

•                  Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

•                  Annual Improvements to IFRSs

•                  Offsetting Financial Assets and Financial Liabilities

•                  Mandatory Effective Date and Transition Disclosures

•                  IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

•                  IAS 19 - Employee Benefits

•                  IFRS 10 - Consolidated Financial Statements

•                  IAS 28 - Investments in Associates and Joint Ventures

•                  IAS 27 - Separate Financial Statements

•                  IFRS 11 — Joint Arrangements

•                  IFRS 12 — Disclosure of Interests in Other Entities

•                  IFRS 13 — Fair Value Measurement

•                  IFRS 9 — Financial Instruments

All of the above pronouncements, interpretations, and updates have CPC correlated that were issued and approved, or that are in the process of being issued and approved by the CVM, with the same adoption dates.

(b)                           Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2012

•                  CPC 46 — Fair Value Measurement

•                  CPC 36(R3) — Consolidated Statement

•                  CPC 45 — Publication of Participation in Other Entities

•                  CPC 18(R2) — Investments in Associated Companies, Controlled Companies, and Joint Ventures

•                  CPC 33(R1) — Employee Benefits

•                  CPC 19(R2) — Joint Businesses

(c)                            Pronouncements, interpretation, and guidelines issued and / or updated by the CPC to be adopted during the fiscal year of 2012

•                  CPC 17 (R1) — Construction Contracts

•                  CPC 30 (R1)- REVENUE

•                  CPC 40 (R1) — Financial Instruments Financeiros: Disclosure

•                  CPC 35 (R2) — Separate Statements

2011

There have been no significant changes in the consolidated financial statements for the year ended December 31, 2011. Vale prepared its consolidated financial statements in IFRS based on the circulars already issued by the CPC and approved by the CVM. The circulars issued by the IASB and not yet approved by the CVM will not be adopted in advance by the Company.

a) Circulars, interpretations and guidance issued and/or updated by the CPC, adopted during fiscal year 2011.

•                  CPC 15 (R1) — Combination of businesses

•                  CPC 19 (R1) — Investment in joint ventures

•                  CPC 10 (R1) — Cost of loans

•                  CPC 21 (R1) — Intermediate financial statements

•                  CPC 26 (R1) — Presentation of financial statements

•                  CPC 35 (R1) — Separate financial statements correlated according to international accounting norms

•                  CPC 36 (R2) — Consolidated financial statements

•                  ICPC 01 (R1) — Concession contracts

•                  ICPC 17 — Concession contracts: evidence

b) Circulars and interpretations issued and/or updated by the IASB and still not approved by the CVM are consequently not adopted by the Company.

•                  IAS 01 — Presentation of financial statements

•                  IAS 19 — Employee benefits

•                  IAS 27 — Separate accounting statements

•                  IAS 28 — Investments in associated companies and joint ventures

•                  IFRS 09 — Financial instruments

•                  IFRS 10 — Consolidated accounting statements

•                  IFRS 11 — Joint ventures

•                  IFRS 12 — Divulging investments in other entities

•                  IFRS 13 — Measuring fair value

•                  IFRIC 20 — Costs of sterile removal in the production phase of surface mining

2010

Year of adoption of international accounting practices when the Company applied CPCs 37 and 43 while preparing the first accounting statements according to CPCs. For further information, see note 5 in the accounting statements published in 2010.

b. Significant effects of changes in accounting practices

The Company started to record investments in joint ventures by the equity method on January 1, 2012. The table below summarizes the effects on the comparison period:

	December 31, 2011
Balance	Balance with proportional consolidation	Effects of joint ventures	Balance in proportional consolidation
Assets
Current
Cash and cash equivalents	7,458	(865)	6,593
Others	34,637	(1,079)	33,558
	42,095	(1,944)	40,151
Non-current
Investments	10,917	4,067	14,984
Fixed and intangible assets	177,857	(6,213)	171,644
Others	10,913	(603)	10,310
	199,687	(2,749)	196,938
Total of assets	241,782	(4,693)	237,089

Liabilities and Shareholders’ Equity
Current
Accounts payable to suppliers	9,157	(306)	8,851
Loans and financing	3,872	(1,025)	2,847
Others	9,196	(209)	8,987
	22,225	(1,540)	20,685
Non-current
Loans and financing	42,753	(2,528)	40,225
Deferred income tax and social contributions	10,773	(159)	10,614
Others	19,340	(456)	18,884
	72,866	(3,143)	69,723
Shareholders’ equity
Capital stock	75,000	—	75,000
Non-controlling shareholders’ equity	3,215	(10)	3,205
Others	68,476	—	68,476
	146,691	(10)	146,681
Total liabilities and shareholders’ equity	241,782	(4,693)	237,089

	December 31, 2011
Results	Balance with proportional consolidation	Effects of joint ventures	Balance in proportional consolidation
Income from sales, net	106,470	(4,451)	102,019
Cost of products sold and services provided	(43764)	1,313	(42,451)
Gross income	62,706	(3,138)	59,568
Operating income (expenses)	(9,567)	416	(9,151)
Net financial income	(6,623)	271	(6,352)
Net equity	(51)	1,908	1,857
Earnings before income tax and social contributions	46,465	(543)	45,922

Income tax and social contribution	(9,065)	551	(8,514)
Net income in the period	37,400	8	37,408
Income (loss) attributed to non-controlling shareholders	414	(8)	406
Net income attributed to parent company shareholders	37,814	—	37,814

Effects of the change in freight increased the revenue from sales of iron ore and pellets in 2011 in the amount of R$ 3,275 billion (R$ 3,054 billion in 2010), with the corresponding increase in the cost of ore and metals sold. The review did not result in other changes in the statement of income.

c. Corrections and remarks in the auditor’s opinion

There were no corrections on the opinions drafted by our independent auditors relating to the financial statements for 2010, 2010 and 2012.

As result of a difference between practices adopted in Brazil and those defined through the “International Financial Reporting Standards (IFRS)”, the opinion by independent auditors on the financial statements ending on December 31, 2010, 2011, and 2012 present the emphasis paragraph as follows:

“As described in Note 2, individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS, applicable to separate financial statements, only related to the evaluation of investments in subsidiaries, affiliates, and joint ventures, by the equity method, as in accordance to IFRS, the fair value method should be adopted.”

The purpose of such emphasis is to highlight any irregularity or focal point that may create any discomfort to the users of the financial statements. The purpose of this emphasis paragraph is to highlight a difference between accounting practices adopted in Brazil and those defined in the IFRS, justifying both opinions presented in the report by independent auditors on the individual financial statements.

10.5 Critical Accounting Policies

Preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies.

These estimates are based on the best information available in each fiscal year. Changes in facts and circumstances may lead to revision of estimates, therefore the actual future results may differ from estimates.

Significant estimates and assumptions used by the Company’s Management in preparing these financial statements are thus presented:

a)                                     Mineral reserves and useful life of the mines

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires that the Company assume positions of future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves recorded.

The estimated volume of mineral reserves is based on calculation of the portion of the mines that is depleted, and the estimated useful life of the mine is a major factor in quantifying the provision of environmental rehabilitation of mines during the write-down of fixed assets. Any change in the estimates of the volume of mine reserves and the useful life of the assets linked to them may have a significant impact on charges for depreciation, depletion and amortization, which are recognized in the financial statements as cost of goods sold. Changes in the estimated useful life of the mines could cause a significant impact on estimates of the provision for environmental costs of recovery after write-down of fixed assets and impairment analysis.

b)                                     Disposal of Assets

The Company recognizes an obligation according to the fair value for disposal of assets during the period in which they occur, pursuant to the Accounting Statement’s Explanatory Note 2(u). The Company believes the accounting estimates related to recovery of degraded areas and closure costs of a mine are a critical accounting policy because they involve significant values for the provision and it is expected to involve several assumptions, such as interest rates, inflation, the useful life of the asset considering the current stage of depletion and the projected dates of depletion of each mine. These estimates are reviewed each year.

c)                                      Deferred Income Tax and Social Security Contribution

The Company recognizes the effect of the deferred tax from the tax loss and/or temporary differences in its consolidated financial statements and the financial statements of the controlling company.

Determination of the provision for income taxes or deferred income tax, assets and liabilities, and any provision for losses on tax credits requires estimates from Management. For each future tax credit, the Company assesses the likelihood of part or the entire asset not being recovered. The provision for devaluation depends on the assessment by the Company , the probability of generating taxable income in the future, on production and sales planning, commodity prices, operating costs, restructuring plans, the costs of recovering degraded areas, and planned capital costs.

d)                                     Provision for legal suits

Provisions for legal suits are only recorded when the possibility of loss is considered to be probable by the legal director and their legal advisers.

Legal suit provisions are recorded when the value of losses can be reasonably estimated. By their nature, legal suits will be resolved when one or more future events occur or fail to occur. The occurrence of such events does not typically depend on the Company’s activities, which makes it difficult to give precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain legal environment in Brazil, and well as in other jurisdictions, involves exercising significant estimates and judgments from management regarding the results of future events.

e)                                      Employee Retirement Benefits

The amounts reported in this section depend on a number of factors that are determined based on actuarial calculations that use several assumptions to determine costs and liabilities, among other items. One of the assumptions used in determining the amounts to be recorded in the financial statements is the discount and corrective interest rate. Any changes in these assumptions will affect the accounting records.

At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to update and discount the fair value of assets and liabilities, costs and expenses, and to determine future values of estimated cash outflows that are necessary to pay pension plan obligations.

f)                                       Reduction in Recoverable Value of Assets

Every year the Company tests the recoverability of its tangible and intangible assets separated by cash-generation unity, usually employing discounted cash flow criteria, which depends on several estimates that are influenced by market conditions prevailing at the time that such recoverability is tested.

g)                                      Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods and to define assumptions, which are mainly based on market conditions existing at balance sheet date

The analysis of the impact if actual results vary from Management’s estimates is presented in accounting statement’s explanatory note 25 on the topic of Sensitivity Analysis.

10.6 Internal Controls

a. Degree of efficiency of such controls, and any imperfections and actions taken to correct them

Vale’s Management evaluated the effectiveness of internal controls related to financial statements through a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

Management established a process for evaluating internal controls using a process mapping methodology and risk assessment to identify applicable controls in order to mitigate the risks affecting the Company’s ability to start, authorize, record, process and release relevant information in the financial statements.

At the end of fiscal year, based on tests performed by Management during the period, no shortcomings were identified in the implementation of relevant controls. During the fiscal year, whenever mistakes are identified in the implementation of controls, they are corrected through the application of action plans to ensure their correct execution at the end of the fiscal year.

Vale’s Directors understand that the process-mapping and risk-assessment methodology used are adequate to ensure the efficiency, accuracy and reliability of its internal controls.

b.                                     Deficiencies and recommendations on internal controls included in the independent auditor’s report

The independent auditors did not present any deficiencies or recommendations about the effectiveness of internal controls adopted by Vale.

10.7 Public Sale of JBL Securities

a. How resources resulting from the sale were used

2012

Vale priced US$ 1 billion in bonds maturing in 2022.

In January 2012, Vale priced the bonds offer from its whole subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.0 billion (equivalent to R$ 2.0 billion). The bonds have a 4.375% coupon rate per year, paid biannually, at a price that is 98.804% of the bond’s face value. These bonds mature in January 2022 and were issued with a 255 basis points spread over the US Treasury bonds, resulting in a 4.525% yield to the investor. The bonds are a Vale Overseas’ unguaranteed obligation, and are totally and unconditionally guaranteed by Vale. The guarantee is equally valid as payment for all other obligations of debt without Vale’s guarantees.

Vale used this offer’ net revenues for general corporate purposes.

Vale priced US$ 1.250 billion in bonds maturing in 2022.

In April 2012, Vale priced the bonds offer of its whole subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.250 billion (equivalent to R$ 2.6 billion), guaranteed by Vale.  Bonds were consolidated in a single series, with Vale Overseas bonds, issued on January11, 2012, at US$ 1 billion (equivalent to R$ 2.0 billion) with a 4.375% coupon rate and 2022 maturity. Bonds issued in April will have a 4.375% coupon rate of 101.345% of the bond’s face value. These bonds mature in January 2022 and were issued with a 200 basis points spread over the US Treasury bonds, resulting in a 4.205% yield per year to the investor. The bonds are a Vale Overseas’ unguaranteed obligation, and are totally and unconditionally guaranteed by Vale. The guarantee is equally valid as payment for all other obligations of debt without Vale’s guarantees.

Vale used the net revenues from this offer for general corporate purposes.

Vale priced €750 million in bonds maturing in 2023

Vale priced the bonds offer of €750 million (equivalent to R$ 1.9 billion) of 10.5 years. Vale will use the net revenue from this offer for general corporate purposes. The notes maturing in 2023, in the amount of €750 million (equivalent to R$ 1.9 billion), have a 3.75% coupon rate per year, paid annually, and were priced at 99.608% of the bond’s face value. The bonds mature on January 10, 2023, and were issued with a 180 basis point spread over the € mid-swap, or a 225.7 basis point spread over the German Bund’s bonds return, resulting in a 3.798% yield per year to the investor. The bonds are an unguaranteed obligation and are pari passu for Vale’s entire obligation of a similar nature.

Vale has used net revenues from this offer for general corporate purposes.

Vale priced US$ 1.5 billion in bonds maturing in 2042.

In September 2012, Vale price an offer of US$ 1.5 billion (equivalent to R$ 3.1 billion) in bonds with a 5.625% annual coupon rate, paid biannually, and that were priced at 99.198% of the bond’s face value. The bonds mature in September 2042, and were issued with a 300 basis point spread over the US Treasury bonds, resulting in a 5.681% annual yield for the investor. The bonds are an obligation without guarantees and are pari passu for Vale’s entire obligation of a similar nature.

Vale has used net revenues from the offer for general corporate purposes.

2011

There was no public sale of securities in 2011.

2010

Vale prices US$ 1 billion in bonds maturing in 2020

In September 2010, Vale issued US$ 1.75 billion (equal to R$ 3.6 billion), of which US$ 1.0 billion (equivalent to R$ 2,0 billion) were in bonds maturing in 2020 and 4.65% coupon rate, with biannually payments and US$ 750 million (equivalent to R$ 1.6 billion) by reopening the bonds from 2039, with a 6,074% yield to the investor. The 2039 bonds are part of the US$ 1.0 billion (equivalent to US$ 2 billion) issued in November 2009. The 2020 bonds were issued at 99.030% of the bond’s face value and the 2039 bonds issued at 110.872% of the bond’s face value.

Vale used the net proceeds of this offering for general corporate purposes.

Vale prices € 750 million in bonds maturing in 2018

In March 2010, Vale raised €750 million (equal to R$ 1.9 billion) from an issuance of eight-year Eurobonds at a price of 99.564% of the instrument’s face value. The notes maturing in March 2018 have a coupon of 4.375% per year, payable annually.

Vale used the net proceeds of this offering for general corporate purposes.

b. Whether there have been relevant deviations between the actual use of funds disclosed in the offering memoranda of that distribution

There have not been relevant deviations.

c. In the event of deviations, the reasons thereto

There have not been relevant deviations.

10.8 Significant items Not Included in the Financial Statements

a. Assets and liabilities held by Vale, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

Nickel Project — Vale New Caledonia

Regarding the construction and installment of our nickel processing plant in New Caledonia, we guarantee for the financing agreement, which are related next.

In connection with the French Girardin tax law, which is favorable to financial merchant leasing operations, sponsored by the French government, Vale guarantees BNP Paribas, in the capacity of an investor receiving a tax benefit pursuant to French law, certain payments due by Vale New Caledônia S.A.S. (VNC). Consistent with the commitment, the assets are substantially concluded on December 31, 2012. Vales has also committed that the assets associated with financial merchant leasing determined by the Girardin Law would be operate for five years from them and under specific production criteria, which remains consistent with our current plans. Vale believes that the probability of the guarantee being claimed is remote.

In October 2012, Vales signed an agreement with Sumic Nickel Netherlands B.V. (Sumic), from VNC, through which Sumic agrees to dilute its VNC participation from 21% to 14.5%. Originally, Sumic has the option to sell his VNC shares to Vale is the defined cost of the initial project of nickel development, as defined by the financing given to VNC in local currency, is converted to US dollars at specific exchange rates exceeds the limit of R$ 9.4 billion (equal to US$ 4.6 billion), and an agreement is not reached on how to proceed in relation to the project. On May 27, 2010 the limit was reached. Vale discussed it and decided to extend the option to June 31, 2012. After October, the option’s trigger change from a cost limit to a production limit. The possibility to exercise the option was postponed to the first quarter of 2015.

In addition, during operations, letters of credit were granted, as were guarantees in the amount of R$ 1.7 million (equivalent to US$ 820 million), which are associated with items such as environmental claims, commitment to retiree assets, electricity contracts, post-retirement benefits, service agreements for the community and import and export commitments.

During operations, vale is subject to routine complaints and litigation related to business and environmental lawsuits. Regarding currently pending or threatening environmental lawsuits, there are: (1) personal damages complaints, (2) duress suits, and (3) allegations of violations, including violation to the regulatory limits relative to residue under certain environmental laws and regulation or similar applicable to the operation. Vale believes that the final instance of such lawsuits, complaints and litigation will not harm operations or have an adverse material effect in the equity balance or statement of results.

Commercial Leasing

Railroad operations

The company and some group companies signed agreement with the Union, through the Ministry of Transports, concession contracts for the exploration and development of public service railway transportation and assets leasing aimed to the provision of such services. The accounting statements of concessions and sub-concessions classified as intangible assets, are shown in note 13 of the accounting statement.

The following tables show the minimum amount of future payments of the operating lease in railroad operations and pelletizing operations at December 31, 2012.

Consolidated
Railroad Operations	R$ millions
2013	174
2014	174
2015	174
2016	174
2017 forward	1,0323
Total	1,728

Consolidated
Pelletizing Operations	R$ millions
2013	74
2014	43
2015	33
2016 forward	93
Total	243

The total cost for operating leases in consolidated railroad operations during the year ended December 31, 2012 and 2011 and 2010 was R$ 174 million R$ 163 million, and R$ 150 million, respectively, and costs for operating leases for consolidated pelletizing operations in the year ended December 31, 2011 and 2010, were R$ 419 million, R$ 737123 million and R$ 178 million, respectively.

Concessions and Sub-Concession Agreements

Railway transportation companies

Vale and some companies in the group, through the Ministry of Transport, entered into concession agreements with the government for exploration and development of public railway transport of cargo and leasing of assets for the provision of such services. The accounting records of concessions and sub-concessions classified as intangible assets are shown in explanatory note 15 of the financial statements.

The concession periods for the railroad are:

Railroad	Period of the Concession
Vitória to Minas and Carajás(direct) (i)	June 2027
Carajás (direct) (i)	June 2027
Center-East Network (indirect through FCA)	August 2026

Ferrovia Norte Sul S.A. (“FNS”)	December 2037

(i) Non-onerous concessions.

The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.

Concessions, sub-concessions and leasing of controlled companies are handled, for accounting purposes, as operational leases and have the following characteristics:

	FNS		FCA
Total number of installments	3		112
Payment frequency		(i)	Quarterly
Correction index	IGP-DI FGV		IGP-DI FGV
No. of parcels already paid		(ii)	54
Current value of installment
Concession	—		R$ 2
Leasing	—		R$ 31

(i) According to the delivery of each stretch of railroad

(ii) Made two payments and 80% of the third payment was made, with the remaining 20% pending payment to cover existing pending items in the railroad stretch

Port Terminals

The Company owns specialized port terminals, as follows:

Terminal	Location	Period of the concession
Tubarão, Praia Mole and Bulk Liquids Terminals	Vitória - ES	2020

Various Products Terminal	Vitória - ES	2020

Vila Velha Terminal	Vila Velha - ES	2023
Maritime Terminal of Ponta da Madeira - Piers I and III	—São Luiz — MA	2018
Maritime Terminal of Ponta da Madeira - Pier II	— São Luis - MA	2010	(i)
Inácio Barbosa Maritime Terminal	Aracajú - SE	2012
Ore Exploration Terminal - Port of Itaguaí	Itaguaí - RJ	2021
Ilha Guaíba Maritime Terminal - TIG	Mangaratiba - RJ	2018

(i) Extension of valid period for 36 months until the completion of new public bidding.

Guarantee granted to associated companies

The Coligada Norte Energia acquired in 2012 a line of credit from BNDES, Caixa Econômica Federal, and Banco BTG Pactual, with the purpose of financing its investments in energy in the potential total amount of R$ 22.5 billion. Regarding this line of credit, Vale, as well as its other shareholders, commits to give corporate guarantee over the value withdrawn, limited to its 9% participation in the entity.

By December 31, 2012, Vale granted guarantee over the withdrawn value in the amount of R$ 282 million (US$ 126 million). On January 2, 2012 (Subsequent Event), Norte Energia gained the release of another share of its loan, increasing the value guaranteed by Vale from R$ 188 million to R$ 470 million.

b. Other items not shown in the financial statements

There are no other items not shown in Vale’s financial statements other than those previously reported.

10.9 - Comments on items not shown in the Financial Statements

Vale’s Directors do not expect relevant effects on the operations described in item “10.8” of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating result, financial expenses or other items in Vale’s financial information.

For a description of the nature and purpose of each operation, as well as the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item “10.8” of this Reference Form.

10.10 - Business Plan

a. Investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments.

b. Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity

c. New products and services, including: (i) description of ongoing research already published; (ii) the total amounts spent by the issuer on research to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new products or services

NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion.

In 2012, investments—excluding acquisitions—were R$ 34.660 billion, a significant increase of 15% over the R$ 30.133 billion invested in 2011, although this was below what was budgeted. Of the total amount invested in 2012, R$ 22.639 billion was allocated to project development, R$ 2.997 billion to R&D, and R$ 9.025 billion to sustaining existing operations. Investments in corporate social responsibility were R$ 2.626 billion (R$ 2.005 billion earmarked for environmental protection, and R$ 621 million to social projects).

Investments in acquisitions were R$ 1.267 billion in 2012. The main acquisitions are commented on in item “10.3” of this Reference Form

In 2011, investments—excluding acquisitions—were R$ 30.133 billion, a significant increase of 42% over the R$ 21.276 billion invested in 2010, although this was below what was budgeted due to challenges in execution of projects. Of the total amount invested in 2011, R$ 19.566 billion was allocated to project development, R$ 2.917 billion to R&D, and R$ 7.650 billion to sustaining existing operations. Investments in corporate social responsibility were R$ 2.492 billion (R$ 1.725 billion earmarked for environmental protection, and R$ 765 million to social projects).

Investments in acquisitions were R$ 2.371 billion in 2011. The main acquisitions are commented on in item “10.3” of this Reference Form.

In 2012,Vale started operations in two projects (a) Salobo, a copper and gold operation in Pará, and (b) Lubambe, a copper operation located in Africa’s copper belt, in Zambia.

2013 Capital Budget

In November 2011, our Board of Directors approved our capital budget for 2012, including expenditures of US$ 12.9 billion (equal to R$ 24.0 billion) for project execution, US$ 2.4 billion (equal to R$ 4.5 billion) for research and development (R&D), and US$ 6.1 billion (equal to R$ 11.3 billion) dedicated to sustaining existing operations.

The following table shows the estimated allocation of approved investments:

Allocation of Investments for 2013%
By Category
7
Projects	62.1%
Maintaining operations	31.4%
R&D	6.5%
Total	100.0%
By business area
Bulk materials	57.6%
Ferrous minerals	46.9%
Coal	10.6%
Base metals	23.2%
Fertilizers	8.2%
Logistics for general cargo	3.3%
Energy	1.7%
Steel	3.2%
Others	2.9%
Total	100.0%

The following table shows the main projects under development by Vale and/or by companies in the group:

					Expected
			-	-	Investment
	Estimated	Investment	-	-	R$ millions
	Start-up	Made	-	-	-
Project	Date	2010	2011	2012	2013	Total	Status(1)
IRON ORE — MINING AND LOGISTICS
Carajás Additional 40 Mtpa	2S13	637	831	1,871	1,019	6,462	Electromechanical assembly of processing plant and line of shipment are at an advanced stage. Assembly of metallic structure for the sifting stage. Operation license (LO) expected for 2S13.
Construction of dry-processing plant located in Carajás, Pará							85% of physical advance in the mine and plant.
Estimated nominal capacity of 40 Mtpa
CLN 150 Mtpa	1S13 a 2S14	1,038	2,488	1,980	926	7,650

The first ship docked a shipping test was conducted in the first ship at Pier IV. Operational tests conducted with railway roundhouse, discharge lines, and forklift. Conclusion of the railway access to the roundhouse. Installation license (IL) required for railway were issued. Onshore and offshore operation license (LO) expected for 1S13.

Increase capacity on the railroad and in the Northern System port, including the construction of the fourth pier at the maritime terminal of Ponta da Madeira, located in Maranhão
Increase of nominal logistics capacity of the EFC for approximately 150 Mtpa							86% physical advance.
Carajás Serra Sul S11D	2S16	378	1,233	1,445	1,224	14,949	Access road construction finished. Ongoing assembly of offsite module and of equipment delivery for truckless mining system. Installation license (IL) is expected for 1S13.
Development of mine and processing plant. Location in the southern mountains of Carajás, Pará.
Estimated nominal capacity of 90 Mtpa.							41% physical advance.
Serra Leste	2S14	26	194	291	309	889	Ongoing construction for assembly of processing plant’s metallic structure. Re-sequencing of start-up to relieve resource pressure. Installation licenses (IL) issued.
Construction of new processing plant located in Carajás, Pará.
Estimated nominal installed capacity of 6 Mtpa.							95% physical advance.
Conceição Itabiritos	2S13	315	613	446	387	2,183	Construction of main areas concluded and

Construction of concentration plant, located in the Southeastern System, Minas Gerais.							on-going installation of sifting building’s metallic structure. Operation license (LO) expected for 2S13.
Estimated nominal capacity of 12 Mtpa.							76% physical advance..
Vargem Grande Itabiritos	1S14	102	621	952	963	3,059	Assembly is ongoing. Heavy equipment received. Issuance of installation license (IL) expected for 1H13.
Construction of new iron ore processing plant, located in the Southern System, Minas Gerais.
Estimated nominal capacity of 10 Mtpa.							76% physical advance.
Conceição Itabiritos II	2S14	16	251	518	366	2.211	Commission of hematite’s primary crusher concluded. Installation license (IL) issued.
Estimated nominal capacity of 19 Mtpa (without addition of liquid capacity).							58% physical advance.
Cauê Itabiritos	2S15	0	35	192	383	2.797	Construction and land-leveling services. Advanced license and installment license (LP / LI) for the primary crusher expected for1S14.
Adaptation of the Itabiritos processing plant with low contents, from Minas do meio, located in the Southeast System, Minas Gerais.							15% physical advance
Estimated nominal capacity of 24 Mtpa, with additional net capacity of4 Mtpa in 2017. 29% sinter feed, with 65.3% Fe and 4.4% sílica, and 71% pellet feed, with 67.8% Fe e 2.8% silica.
Simandou I — Zogota	Under analysis	55	298	583	17	2.343	Scope and schedule under revision.
Development of the Zogota mine and the processing plant in the south of Simandou, Guinea.
Estimated nominal capacity of 15 Mtpa.
Teluk Rubiah	1S14	76	281	583	824	2,550	Land-leveling services at an advanced stage. Construction of the main jetty is ongoing; pile driving job nearly done. Operating license expected for 1S14.
Construction of maritime terminal with sufficient depth to receive ships of 400,000 dwt and an inventory yard. Located in Teluk Rubiah, Malaysia.
Inventory yard with revolving capacity of up to 30 Mtpa for iron ore products.							54% physical advance..
PELLETIZING PLANTS	—	—	—	—	—	—	—
Tubarão VIII	2S12	236	313	542	294	2,023	Assembly of refraction oven concluded. Equipment commissioning ongoing. Operating license (OL) expected for 1SH13. Operating license (OL) expected for 2SH12.
Estimated nominal capacity of 7.5 Mtpa.							91% physical advance..
Samarco IV	1H14	—	—	—	—	3,148	Mechanical equipment, assembly of metallic structures and civil construction are underway. 71% physical advance on the pelletizing plant. Budget fully financed by Samarco.
Construction of the fourth pelletizing plant, expansion of the mine, ore pipeline, and infrastructure at the maritime terminal. Vale has a 50% stake in Samarco.
Estimated nominal capacity of 8.3 Mtpa, increasing the capacity of Samarco to 30.5 Mtpa.
COAL — MINING AND LOGISTICS
Moatize II	2S15	0	122	749	640	3,846	Civil construction underway in the storage patio and primary crusher.
New mine and duplication of CHPP of Moatize, as well as related infrastructure. Location in Tete, Mozambique.
Estimated nominal capacity of 11 Mtpa (70% metallurgical coal and 30% thermal coal).							27% physical advance..
Nacala Corridor	2S14	0	64	725	2,007	8,264	Land-leveling services of railroad stretches and at the onshore port are underway. Offshore equipment received for the

							construction of the port.
Port and railroad infrastructure connect the Moatize site to the maritime terminal of Nacala-à-Velha, located in Nacala, Mozambique.
Estimated nominal capacity of 18 Mtpa.							12% and 15% of physical project on the railway and port, respectively.
COPPER - ORE
Salobo II	2S13	150	447	796	746	3,174	Civil engineering work in flotation areas, mill and crusher are finished. Electromechanical assembly of equipment in these areas is underway. Operating license (OL) for the plant expected for 1S14.
Expansion of Salobo, raising of the dam and increasing the capacity of the mine, located in Marabá, Pará.
Estimated additional nominal capacity of 100,000 tpa of concentrated copper.							68% physical advance.
NICKEL — MINING AND REFINING
Long Harbour	2S13	936	1,785	2,848	2,034	7,903	Infrastructure and civil construction are basically finished. Project entering the final stage of electromechanical assembly and commissioning. way.
Hydro-metallurgical operation. Located in Long Harbour, Newfoundland and Labrador, Canada.
Estimated nominal refining capacity of 50,000 tpa of refined nickel, and associated copper and cobalt.							584% physical advance.
Totten	2S13	148	208	0	318	1,411	51% physical advance. Total investment executed of US$ 402 million.
Nickel mine (being reopened) in Sudbury, Ontario, Canada. Estimated nominal capacity of 8,200 tpa.
POTASH — MINING AND LOGISTICS
Rio Colorado	Under analysis	384	1.018	2.743	1.136	11.000	Mechanical installation of mine’s ventilation and water pumping systems concluded.

Investments in an extraction system that uses solutions, located in Mendoza, Argentina, renewal of existing railroad (440 km), construction of a railroad line (350 km) and a maritime terminal in Bahia Blanca, Argentina.

Estimated nominal capacity of 4.3 Mtpa of potash (KCI).							76% physical advance.
ENERGY
Biodiesel	2S15	157	348	162	139	1,177

Land-leveling for biodiesel plant and for second palm oil plant. The first palm oil plant was commissioned and is operating. Installation license (IL) expected for 2S13 and operating license (LO) for 2S15..

Project to produce biodiesel from palm oil. Plantation of 80,000 hectares. Located in Pará, Brazil.
Estimated nominal capacity of 360,000 tpa of biodiesel.
STEEL
CSP(2)	1S15	0	437	575	816	4,924	Final stages of land-leveling services. Pile driving job underway. 20% physical advance.
Development of a steel sheet plant in partnership with Dongkuk e Posco, located in Ceará. Vale holds 50% of the joint venture.							P
Estimated nominal capacity of 3.0 Mtpa.

(1)Expected investment is related to Vale’s stake in the project.

10.11) Other factors with relevant influence

There are no other factors that have relevantly influenced the Company’s operating performance that have not been identified or commented on other items in this section.

13.1                        Description of the compensation policy or practices for the Executive Board, the Statutory and Non-Statutory Boards, the Fiscal Committee, the Statutory Committees and the Audit, Risk, Finance, and Compensation Committees, covering the following topics:

a. Objectives of the compensation policy or practices

According to the provisions of Article 10, Paragraph 3 of the Bylaws of the Company, the Managers of the Company’s overall and annual compensation is set at the Annual General Meeting, and takes into account their responsibilities, the time they dedicate to their functions, their competence and professional reputation, and the market value of their services.

Vale is one of the largest diversified mining company in the world, and one of the largest private company in Latin America. It has operations in over thirty countries, a market value of some US$111 billion, over 400,000 shareholders on every continent, and around 85,000 employees and 51,000 subcontracted workers active in its operations.

Clearly, Vale is a global company of great complexity and magnitude, whose administration requires an in-depth understanding of its area of business and market, combined with total commitment.

As a global company, Vale is aware that retaining and engaging the right professionals in key roles, especially Executive Directors, is critical for its success in the mid and long terms. As such, the market is always the benchmark from the perspective of global competition, taking into account important competitors, such as the top mining companies and other large global enterprises.

The main factor for compensation and the main objective of the compensation policy adopted is the company’s performance and growth in the short, medium, and long terms, in line with its strategic plan, while also assuring shareholder value. The compensation policy therefore prioritizes serving the company’s business.

b. Composition of compensation packages

(i) Description of the different elements of the compensation packages and the objectives of each of them.

Executive Board

Fixed Monthly Compensation

Pró-labore. The compensation for the members of the Executive Board is made up exclusively of the payment of a fixed monthly fee. This fixed compensation is designed to remunerate the services of each board member, within their scope of responsibility as members of Vale’s Executive Board. The overall annual compensation for the Managers, including the members of the Executive Board, the Statutory Board, the Fiscal Council and the advisory committees is set at the annual general meeting and distributed by the Executive Board.

Direct and indirect benefits. The members of the Executive Board do not have right to direct or indirect benefits.

Participation on Committees. The members of the Executive Board do not have the right to remuneration for participation on committees.

Variable Remuneration

The members of the Executive Board do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions.

Post-employment Benefits

The members of the Executive Board do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Executive Board do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Executive Board do not have the right to remuneration based on shares.

Fiscal Board

Fixed Monthly Compensation

Pro-labore. The compensation for the members of the Fiscal Board is made up of a fixed monthly fee, excluding benefits, representation monies, and profit shares. Deputies are compensated when they undertake the function when a seat is vacant, or when the member of the board in question is absent or unable to exercise the function. The aim of the fixed compensation is to remunerate the services of each board member, within their scope of responsibility as members of the Company’s Fiscal Board. The fees for Fiscal Board members are adjusted in line with any adjustment made to the Executive Directors’ compensation.

Direct and Indirect Benefits. Members of the Fiscal Board do not have right to direct or indirect benefits.

Participation on Committees. The members of the Fiscal Board do not have the right to remuneration for participation on committees.

Variable Remuneration

The members of the Fiscal Board do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions.

Post-employment Benefits

The members of the Fiscal Board do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Fiscal Board do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Fiscal Board do not have the right to remuneration based on shares.

Advisory Committees

Fixed Monthly Compensation

The members of the Advisory Committees do not have the right to fixed remuneration, direct and indirect benefits.

Variable Remuneration

The members of the Advisory Committees do not have the right to bonuses, profit sharing, or commissions.

Participation in Meetings. The compensation for the members of the Executive Board Advisory Committees (Strategy Committee, Finance Committee, Executive Development Committee, Financial Control Committee, and Governance and Sustainability Committee) is paid for each meeting an executive effectively takes part in. As set forth in Paragraph 2 of Article 15 of Vale’s Bylaws, the committee members who are Vale Managers will not be eligible for extra compensation for sitting on the committees. The aim of the compensation is to remunerate each member’s services within the scope of their responsibility as members of the Company’s respective Advisory

Committees. The compensation for Advisory Committee members is adjusted in line with the compensation paid to members of the Executive Board.

Post-employment Benefits

The members of the Advisory Committees do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Advisory Committees do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Advisory Committees do not have the right to remuneration based on shares.

Executive Board (Statutory Directors)

Fixed Monthly Compensation

Pro-labore. The aim of the fixed monthly compensation is to remunerate the services rendered by the statutory directors within the scope of their individual responsibility in managing the Company.

Direct and indirect benefits. Package of benefits that is compatible with market practices, including private healthcare, hospital and dental care, a designated car with driver, private pension scheme and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.

Participation on Committees. The members of the Executive Board do not have the right to remuneration for participation on committees.

Variable compensation

Bonus. Variable annual payment (bonus) based on the Company’s earnings and defined by indicators and objectives, measurable targets derived from the strategic plan, and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings.

Others. The members of the Executive Board do not have the right to profit sharing, participation in meetings, or commissions.

Post-employment benefits

Statutory Directors may have medical healthcare, hospital and dental care paid by the Company until 12 (twelve) months after their termination, in order to allow them to look for alternatives outside the corporative plan, plus life insurance and financial benefit as mentioned on item 13.12 of this Reference Form.

Benefits Resulting from the Termination of Holding a Position

The members of the Executive Board do not have the right to benefits resulting from the termination of holding a position.

Compensation based on shares

Long-Term Incentive Plan (ILP, as per the acronym in Portuguese)

Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the Executives and aligning them with the future vision of the Company. The program was introduced in 2007, the first payment having been made in January 2010. For further details, please see item 13.4 of the Reference Form.

Matching

Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture. For further details, see item 13.4 of the Reference Form.

Items 13.1 (a) (ii), (c) and (d) below, describe in detail the methodology for calculation used to determine the value of the compensation of the Executive Board, pursuant to what is above stated.

Non-Statutory Board

The non-statutory directors are Company employees with a labor contract. There are two groups of executives that fall into this category: (i) “level 5” directors, who normally hold global corporate or business unit functions; and (ii) “level 4” directors, who generally hold regional or local corporate functions, or are responsible for operational systems or areas in the Company’s different businesses.

Fixed Monthly Compensation

Fixed Salary. Monthly amount based on the Company’s organizational chart. The aim of the fixed salary is, as set out in the labor contract signed by each executive, to remunerate the services rendered within the scope of responsibility attributed to them in undertaking their respective duties within the company.

Direct and indirect benefits. Package of benefits compatible with market practices, including medical healthcare, hospital and dental care, private pension scheme (Valia) and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare. For more information about the Complementary Benefits plan (Valia), see item 13.10 of the Reference Form.

Participation on Committees. The non-statuary directors do not have the right to remuneration for participation on committees.

Variable compensation

Profit Sharing. Variable annual payment (PR) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan, and the annual budget approved by the Executive Board. While assuring market competitiveness, the main aim of the profit sharing is to acknowledge an executive’s contribution to the Company’s performance and earnings. Item 13.1 (d) below, describes in detail the methodology for calculation used to determine the value of the compensation of the Non-Executive Board, pursuant to what is stated below.

Post-employment benefits

Non-Statutory Directors may have medical healthcare, hospital and dental care paid by the Company for up to twelve (12) months after their termination, in order to allow them to look for alternatives outside the corporative plan.

Benefits Resulting from the Termination of Holding a Position

Non-Statutory Directors receive customized service of orientation for outplacement to be performed by the specialist company appointed by Vale.

Compensation based on shares

Long-Term Incentive Plan (ILP)

Long-term variable payment based on the Company’s expected performance in the future, with the aim of retaining and engaging the executives and aligning them with the future vision of the Company. The program was introduced in 2007, the first payment having been made in January 2010. For further details, please see item 13.4 of the Reference Form

Matching

Like the ILP, Matching is a variable, long-term form of compensation based on the Company’s expected performance in the future. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture. For further details, see item 13.4 of the Reference Form.

Non-Statutory Committees

The Company also has two non-statutory committees: the Risk Committee and the Communication Committee. All the seats on the non-statutory committees are held by the Company’s statutory and non-statutory directors, who do not receive any extra compensation for this function.

(ii) Proportion of each element to make up the total compensation package

The approximate proportions of each element in the total compensation for 2012 were as shown in the table below:

Compensation Composition	Executive Board	Fiscal Board	Statutory Board	Non- Statutory Board	Advisory Committees
Fixed Monthly Compensation
Wage or Pro-Labore	100.00%	100.00%	30.38%	36.00%
Direct or Indirect Benefits	—	—	13.04%	10.00%	—
Advisory Committees	—	—	—	—	100.00%
Others	—	—	—	—	—

Bonus	—	—	34.95%	41.00%	—
Profit Sharing	—	—	—	—	—
Participation in Meetings	—	—	—	—	—
Commissions	—	—	—	—	—
Others	—	—	—	—	—
Benefits Post Labor	—	—	—	—	—
Resignation	—	—	—	—	—
Compensation Based on Shares
Long-term incentive	—		12.04%	7.00%	—
Matching	—	—	9.60%	6.00%	—
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

(iii) Methodology for the calculation and readjustment of each compensation element

Executive Board

The fixed compensation of the members of the Executive Board is represented by the fixed monthly payments (fees). For deputy members the amount established is 50% of the value received by the regular members of the Executive Board. Values are annually defined according to the market practice, checked through referential researches made by specialized companies, where the effect of the compensation for similar companies can be observed. There is no variable compensation for the members of the Executive Board.

Fiscal Board

The fixed compensation of the members of the Fiscal Board is represented by the fixed monthly payments (fees), having as reference the value of 10% of the compensation that, in average, is granted to the Statutory Directors, not computing the benefits, representation monies, and profits participation. The members of the Fiscal Board also have the right to a refund for transport and lodging expenses that are necessary in performing their duties. There is no variable compensation for the members of the Fiscal Board.

Advisory Committees

The variable compensation of the members of the Advisory Committees of the Executive Board (Strategic Committee, Financial Committee, Executive Performance Committee, Controlling Committee, and Governance and Sustainability Committee) is represented by the payment of a certain value for the participation in meetings equal to the monthly value granted to the deputy members of the Executive Board. There is no additional compensation for the members of the Committees that are managers of Vale. There is also no fixed compensation for the members of the Advisory Committees or any other type of variable compensation.

Executive (Statutory) Directors

The fixed compensation of the Statutory Directors is represented by the fixed monthly payment, defined according to the market practice, checked through referential researches made by specialized companies where the effect of the compensation for similar companies can be observed, and annually readjusted by the IPCA — National Broad Consumer Price Index. Direct and indirect benefits (medical healthcare, hospital care, dental care, car with driver, private pension plan, and life insurance) to which they have right, are calculated according to the market practice checked through referential research made by specialized companies where the effect of the concession of benefits for the participating companies of similar size can be observed. The bonus of the Statutory Directors is calculated based on the earnings of the Company, and may vary between 0% and 150% of the annual fixed payment; this depends on the goals set forth for each fiscal year.

The methodology for the calculation of the compensation based on shares of the Statutory Directors takes into account a percentage of the bonus of 75% for the Executive Directors and 125% for the President Director, of the value actually paid to this title, and transformed, as reference, into a number of common shares issued by Vale (virtual shares), and considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal year. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. The program also considers the performance of the Company regarding a group of similar companies (peer group). If Vale is first in this ranking, the value settled is increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment.

Prior to the Long Term Incentive Plan ILP, the Company kept a program that was specific for the Statutory Board and its percentage of allocation was 36% of the bonus, with payment after a period of 13 months. This program was replaced by the current ILP, and its last payment was made on January, 2009.

The methodology for the calculation of the Matching determines that the executive member may allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that can be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This shall be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three years period, the administrators shall end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force.

Non-statutory Board

The fixed compensation for the Non-statutory Directors is represented by a fixed monthly payment, with a labor contract.

Every year, the Department of Human Resources and the Governance of Vale, hire specialized companies to perform analysis of compensations; the analysis is made pursuant to the complexity of each position compared in the market. The comparison is made with national and multinational companies of several sectors, and the equalization of the comparison is through a scoring system. This system of valuation is known as “Hay” System, a system of points created by The Hay Group that evaluates the weight of the positions based on their complexity, allowing their global ranking. This system is the most used worldwide for this purpose. There is no predetermined index or periodicity for the readjustment of the fixed compensation and when there are readjustments, they are based on the market evolution and the merit of the executive member.

Direct and indirect benefits (medical healthcare, hospital care, dental care, private pension plan, and life insurance) to which they have right, are calculated according to the market practice checked through referential research made by specialized companies where the effect of the concession of benefits for similar companies can be observed. The component of the bonus of the Non-statutory Directors is calculated based on the earnings of the Company, and it ranges from 0, in the event the performance of the Company does not reach the goals set forth for each fiscal year, to 18 fixed monthly compensations for “level 5” directors, and 15 fixed monthly compensations for “level 4” directors. The readjustment of the variable compensation is aligned with the readjustment of wages, because the base of the variable compensation is a multiplier of the base wage.

The methodology for the calculation of the compensation based on shares of the Non-statutory Directors takes into account a percentage of the bonus of 75% for “level 5” directors and 50% for “level 4” directors of the value actually paid to this title. This amount is transformed, as reference, into a number of common shares issued by Vale (virtual shares), and considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal year. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. The program also considers the performance of the Company regarding a group of similar companies (peer group). If Vale is first in this ranking, the value settled is increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment.

The methodology for the calculation of the Matching determines that the executive member may allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that can be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This shall be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three years period, the administrators shall end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force.

(iv) Reasons that justify the composition of the compensation

The reasons for the composition of the compensation are an incentive to improve the management and the permanence of the executive members of the Company, fixing earnings based on commitment to long-term results and short-term performance. Vale adopts a composition model of the compensation that concentrates a significant payment of the total compensation in the variable components (both of short- and long-term), being a part of the policy of risk and earnings sharing with the main executive members of the Company.

c. Main performance indicators that are taken into consideration when determining each element of the compensation package

All the definitions concerning the compensation are sustained by market research, supported by one or more specialized consultancies. Regarding Statutory Directors, these definitions are also assessed by the Executive Development Committee and approved by the Executive Board.

The main performance indicators are the Company’s performance in comparison with its main competitors (top mining companies), its cash flow return on gross investments (CFROGI), as well as general productivity, safety, and environmental indicators.

The performance indicators regarding the long-term incentive plans (ILP and Matching) are: the value of the Company’s shares in the market and its position in relation to a group of twenty companies of similar size (peer group).

d. How the compensation package is structured to reflect the development of the performance indicators

The executives’ performance targets, which are used to structure the payment of their profit share (bonus), derive from the strategic plan and the budget, both approved by the Executive Board, which are reviewed each year to sustain the targets and expected results for the Company.

Further, the long-term incentive payments (ILP and Matching scheme) are pegged to some of the Company’s performance indicators: the price of its shares on the market and its position relative to its peer group (a group of twenty companies of a similar size).

e. How the compensation policy is aligned with the Company’s short-, medium- and long-term interests

As already stressed, the main factor for compensation is the Company’s performance and growth in the short, medium, and long term, in line with its strategic plan, while also assuring shareholder value. As such, the long-term incentives are structured with a three-year elimination period, and mirror changes in the Company’s performance indicators.

f. Existence of compensation supported by subsidiaries, and direct or indirect affiliates or holding companies

One of the Company’s executive directors is also the President and Chief Executive Officer of Vale Canada Limited, a Vale subsidiary. As such, part of this executive’s fixed compensation and benefits, corresponding to 60% and 23% of total compensation paid by Vale Canada Limited.

g. Existence of any compensation or benefits connected to the occurrence of a given corporate event, such as the sale of the Company’s controlling interest

There is no compensation or benefit for the members of the Fiscal or Executive Boards, Statutory or Non-Statutory Committees, or the Executive or Non-Executive Board that is in any way connected to the occurrence of any corporate event.

13.2 — Total Compensation of the executive board, statutory board, and fiscal board

Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2013 — Annual Amounts

	Executive Board		Statutory Board		Fiscal Board		Total
Number of members	21.00		9.00		7.00		37.00
Annual fixed compensation (in R$)	—		—		—		—
Salaries or pro-labore fees	R$	4,419,600	R$	22,027,472.00	R$	1,584,960.00	R$	28,032,032.00
Direct and indirect benefits	—		R$	8,984,112.00	—		R$	8,984,112.00
Compensation for participation in Committees	—		—		—		—
Other	R$	1,104,900.00	R$	120,610.00	R$	396,240.00	R$	6,621,750.00
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]		Vale’s Portion of Social Security [INSS]		Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)	—		—		—		—
Bonus	—		R$	18,413,629.00	—		R$	18,413,629.00
Profit share	—		—		—		—
Compensation for participation in meetings	—		—		—		—
Commissions	—		—		—
Other	—		R$	8,772,791.00	—		R$	8,772,791.00
Description of other variable compensation			Vale’s Portion of Social Security [INSS]
Post-employment benefits	—		—		—		—
Employment termination benefits	—		R$	27,046,231.00	—		R$	27,046,231.00
Stock-based compensation	—		R$	2,625,455.00	—		R$	2,625,455.00
Observation	The field “Number of members” includes the regular members (11) and deputy members (10) of the Executive Board

The field “Stock-based compensation” includes the amounts paid in the ILP program and the estimated amounts of the Matching

2. The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year. Two of Vale’s Executive Directors started their term during the 2012 fiscal year and, thus, the amount paid as bonus, exclusively to these executives was calculated pro rata temporis, following the rules of the plan. Regarding the other directors who worked during the entire 2012 fiscal year, the bonus was paid in full.

					The field “Number of members” includes the regular members (4) of the Fiscal Board
Total amount of compensation	R$	5,524,500.00	R$	92.990.300,00	R$	1,981,200.00	R$	100.496.000,00

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Executive Board	Statutory Board	Fiscal Board	Total
Number of members	21.00	8.00	4.00	33.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	3,865,666.33	18,316,233.77	963,240.38	23,145,140.49
Direct and indirect benefits	—	7,859,706.16	—	7,859,706.16
Compensation for participation in Committees	—	—	—	—

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Executive Board	Statutory Board	Fiscal Board	Total
Other	966,416.58	4,077,327.49	240,810.10	5,284,554.17
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)	—	—	—	—
Bonus	—	21,069,159.02	—	21,069,159.02
Profit share	—	—	—	—
Compensation for participation in meetings	—	—	—	—
Commissions	—	—	—	—
Other	—	12,144,530.35	—	12,144,530.35
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	—		—
Employment termination benefits	—	28,267,686.85	—	28,267,686.85
Stock-based compensation	—	13,043,485.97	—	13,043,485.97
Observation

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/13,

2 - The field “Number of members” includes the regular members (11) and deputy members (10) of the Executive Board,

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/13,

2 – The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and the Matching programs.

3. The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year.

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/13,

2 - The field “Number of members” includes the regular members (4) of the Fiscal Board,

Total amount of compensation	4,832,082.92	104,778,129.60	1,204,050.48	110,814,263.00

Total Compensation for the Fiscal Year Ended on December 31, 2011 — Annual Amounts

	Executive Board		Statutory Board		Fiscal Board		Total
Number of members	21.00		7.75		7.00		32.75
Annual fixed compensation (in R$)	—		—		—		—
Salaries or pro-labore fees	R$	3,929,627.00	R$	16,970,226.00	R$	921,600.00	R$	21,821,453.00
Direct and indirect benefits	—		R$	6,153,124.00	—		R$	6,153,124.00
Compensation for participation in Committees	—		—		—		—
Other	R$	785,925.00	R$	3,698,510.00	R$	184,320.00	R$	4,668,755.00
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]		Vale’s Portion of Social Security [INSS]		Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)	—		—		—		—
Bonus	—		R$	24,703,613.00	—		R$	24,703,613.00
Profit share	—		—		—		—
Compensation for participation in meetings	—		—		—		—
Commissions	—		—		—		—
Other	—		R$	28,224,426.00	—		R$	28,224,426.00
Description of other variable compensation			Vale’s Portion of Social Security [INSS]
Post-employment benefits	—				—
Employment termination benefits	—		R$	98,741,007.00	—		R$	98,741,007.00
Stock-based compensation	—		R$	17,677,508.00	—		R$	17,677,508.00
Observation

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly, in accordance with Circular Letter CVM/SEP 001/13.

2 - The field “Number of members” includes the regular members (11) and deputy members (10) of the Executive Board.

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly, in accordance with Circular Letter CVM/SEP 001/13.

2 – The payment regarding “Employment termination benefits” was made to ex-Executive Directors who left the Company during the fiscal year ending on December 31, 2011

3 – The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and the Matching programs described in items 13.1 and 13.4.

4. The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year.

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly, in accordance with Circular Letter CVM/SEP 001/13.

2 - The field “Number of members” includes the regular members (4) of the Fiscal Board.

Total amount of compensation	R$	4,715,552.00	R$	196,168,414.00	R$	1,105,920.00	R$	201,989,886.00

Total Compensation for the Fiscal Year Ended on December 31, 2010 — Annual Amounts

	Executive Board		Statutory Board		Fiscal Board		Total
Number of members	21.00		7.00		4.00		32.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	R$	1,790,070.00	R$	15,203,831.00	R$	913,600.00	R$	17,907,501.00
Direct and indirect benefits	0.00		R$	5,687,041.00	0.00		R$	5,687,041.00
Compensation for participation in Committees	0.00		0.00		0.00		0.00
Other	R$	358,014.00	R$	3,618,550.00	R$	182,720.00	R$	4,159,284.00
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]		Vale’s Portion of Social Security [INSS]		Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	0.00		R$	20,902,658.00	0.00		R$	20,902,658.00
Profit share	0.00		0.00		0.00		0.00
Compensation for participation in meetings	0.00		0.00		0.00		0.00
Commissions	0.00		0.00		0.00		0.00
Other	0.00		R$	10,228,455.00	0.00		R$	10,228,455.00
Description of other variable compensation			Vale’s Portion of Social Security [INSS]
Post-employment benefits	0.00		0.00		0.00		0.00
Employment termination benefits	0.00		R$	3,584,251.00	0.00		R$	3,584,251.00
Stock-based compensation	0.00		R$	30,239,619.00	0.00		R$	30,239,619.00
Observation

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly, in accordance with Circular Letter CVM/SEP 001/13.

2 - The field “Number of members” includes the regular members (11) and deputy members (10) of the Executive Board.

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly, in accordance with Circular Letter CVM/SEP 001/13.

2 – The payment regarding “Employment termination benefits” was made to an ex-Executive Director who left the Company during the fiscal year ended in 2010.

3 – The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and the Matching programs described in items 13.1 and 13.4.

4. The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year.

1 – The number of members corresponds to the average over the year of the cited administrative entity as determined monthly, in accordance with Circular Letter CVM/SEP 001/13.

2 - The field “Number of members” includes the regular members (4) of the Fiscal Board.

Amount of compensation	R$	2,148,084.00	R$	89,464,405.00	R$	1,096,320.00	R$	92,708,809.00

13.3 Variable Compensation of the executive board, statutory board, and fiscal board

Estimates for the fiscal year to be ended on December 31, 2013

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members	—	9.00			9.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	R$	33,041,208.00	—	R$	33,041,208.00
Amount estimated by the compensation plan if pre-established goals are met	—	R$	22,027,472.00	—	R$	22,027,472.00
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—

Fiscal year ended on December 31, 2012

	Executive Board	Statutory Board			Fiscal Board	Total
Number of members (1) [sic]	—	8.00			—	8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—			—	—
Maximum amount estimated by compensation plan	—	R$	27,474,351.00	(2)	—	R$	27,474,351.00
Amount estimated by the compensation plan if pre-established goals are met	—	R$	18,316,234.00	(3)	—	R$	18,316,234.00
Amount effectively paid at the close of the fiscal year		R$	21,069,159. 02	(4)	—	R$	21,069,159.02
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—			—	—
Maximum amount estimated by compensation plan	—	—			—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—			—	—
Amount effectively paid at the close of the fiscal year	—	—			—	—

Notes:

(1) – Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2013.

(2) – Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) – Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) THE AMOUNT PRESENTED IN THE FIELD “BONUS” REFERS TO THE EFFECTIVE VALUE PAID IN THE 2013 FISCAL YEAR RELATIVE TO THE GOALS OF THE 2012 FISCAL YEAR

Fiscal year ended on December 31, 2011

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members (1)	—	10.00		—	10.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	0		—	0
Maximum amount estimated by compensation plan	—	34,464,477.00	(2)	—	34,464,477.00
Amount estimated by the compensation plan if pre-established goals are met	—	21,675,771.00	(3)	—	21,675,771.00
Amount actually acknowledged in the formal results	—	24,703,613.00	(4)	—	24,703,613.00
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount actually acknowledged in the formal results	—	—		—	—

Notes:

(1) – Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2013.

(2) – Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) - Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) THE AMOUNT PRESENTED IN THE FIELD “BONUS” REFERS TO THE EFFECTIVE VALUE PAID IN THE 2013 FISCAL YEAR RELATIVE TO THE GOALS OF THE 2012 FISCAL YEAR

Fiscal year ended on December 31, 2010

	Executive Board	Statutory Board		Fiscal Board	Total
Number of members (1)	—	7.00		—	7.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	26,615,414.00	(2)	—	26,615,414.00
Amount estimated by the compensation plan if pre-established goals are met	—	17,743,609.00	(3)	—	17,743,609.00
Amount actually acknowledged in the formal results	—	20,902,658.00	(4)	—	20,902,658.00
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount actually acknowledged in the formal results	—	—		—	—

Notes:

(1) – Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2013.

(2) – Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) - Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) THE AMOUNT PRESENTED IN THE FIELD “BONUS” REFERS TO THE EFFECTIVE VALUE PAID IN THE 2013 FISCAL YEAR RELATIVE TO THE GOALS OF THE 2012 FISCAL YEAR

13.4                        With respect to the stock-based compensation plan for the Executive Board and the Statutory Board, which was in force in the last fiscal year and which is estimated for the current fiscal year:

The Company has two stock-based compensation plans for the Statutory Board, which do not extend to the Executive Board. Neither plan grants permission for Company stock purchasing option, but only the payment of a bonus as per the market quotation for the Company stock.

a. General Terms and Conditions

• Long-Term Incentive Plan (ILP): Long-term variable payment, created in 2007, based on the Company’s expected performance in the future, with the aim of retaining and engaging the Managers and aligning them with the future vision of the Company. The sum is defined as 75% of the bonus (profit share) for Executive Directors and 125% of the bonus (profit share) for the calculated on the value effectively paid for said bonus, and transformed, as a reference, into a number of ordinary stock issued by Vale (virtual shares), considering the average price for the Company’s ordinary stock over the last sixty trading days of the previous year. Should the executive remain with the Company, at the end of three years, the number of virtual shares is transformed into a pecuniary value according to the average price of the ordinary stock issued by the Company over the last sixty trading days in the third year. The program also compares the Company’s performance against twenty other companies of a similar size (peer group); should Vale come out first in this ranking, the amount calculated is increased by 50%. This percentage is reduced on a sliding scale, such that from first to fifth place, the percentage remains the same, and as of 15th place in the ranking, no payment is made.

• Matching: Like the ILP, Matching is a variable, long-term form of compensation, created in 2008, based on the Company’s expected performance in the future. To be eligible to take part in the Matching scheme, an executive may allocate up to 50% of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale. The percentage bonus that may be allocated per executive for participating in the Matching scheme is based on an assessment of their performance and potential. Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employment of Vale three years after they were acquired and who have kept the ownership of all the shares purchased will be eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company will pay the executive a net value, as a prize, worth the amount they had purchased in shares as part of the scheme. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired at the beginning of the Matching scheme, in compliance with existing legislation. The main aim of this scheme is to encourage an “owner’s vision”, while also helping to retain executives and reinforce a sustained performance culture.

b. Major Plan Objectives

The major objectives of both the ILP and the Matching Plan are retention of the Company`s major executives, keep them engaged to the Company and encourage the “stockholder view”, so that they become committed to mid and long terms results.

c. How the plans contribute for the achievement of these objectives

Both the ILP and the Matching Plan promote the alignment of the stockholders` and the statutory board members` interests, as they ensure gains for the executives only as long as there are gains for the Company as well.

d. Where the plans fit into the Company`s compensation policy

Both the ILP and the Matching Plan fit into Vale`s compensation policy once they constantly foster a competitiveness level that complies with the Company business and the competitive market context. Both the ILP and the Matching Plan have been designed upon the support provided by specialized consulting services and upon the consideration of domestic and international market trends and moves.

e. How the plans promote the alignment between management and the Company interests at short, mid and long term

The design of both the ILP and the Matching Plan lies upon the executive’s annual performance and its baseline is the short term variable compensation for assignation of incentives. The Plans also comprise the Company`s performance rate upon company stocks fluctuated value in the past three years and the Company`s performance relative to other companies of similar size within the same industry and the same reference period. Thus, the plans align the short-, medium- and long-term interests of both the managers and the Company.

f. Maximum number of comprised stocks

Not applicable. No stock purchasing option is granted within the scope of either the ILP or the Matching Plan. The number of virtual ordinary stocks granted as reference within the scope of ILP plan varies according to each executive’s short term variable compensation and the average quotation for Vale’s issued stocks within a specific number of stock market floor sessions prior to such grant. Within the scope of the Matching Plan, an executive is given the option to allocate 30 or 50% of his/her bonus to purchase the Company’s class A preferred stocks and so become eligible for the plan, taking into consideration the evaluation of his/her performance and potential.

g. Maximum number of options to be granted

Not applicable. No stock purchasing option is granted within the scope of either the ILP or the Matching Plan.

h. Stock purchasing conditions

Not applicable. No Company stock purchasing option is granted to executives within the scope of either the ILP or the Matching Plan. Once assessed, the amount owed to executives within the scope of the Plans is paid in cash.

i. Criteria for stock pricing or option reference period

Not applicable. As no stock purchasing option is granted within the scope of either Plan, it makes no sense setting criteria for stock pricing or option reference period.

With respect to the ILP Plan, the amount owed to executives is calculated as per the valuation of a given number of Vale`s virtual ordinary stocks within the period of the past three years, and is based upon the stock average initial quotation of the last 60 stock market floor sessions prior to the incentive grant, and the stock average final quotation at the closing of the last 60 stock market floor sessions of the third year. This figure is then multiplied by a Company performance factor in relation to a peer group comprising 20 similar-size global companies. Face to the Company ranking within the latter global companies group, the ILP Plan may have its amount expanded by up to 50% or it might be even zeroed.

However, for the Matching Plan, the net amount to be paid to executives as incentives is calculated upon the number of Company class A preferred stocks purchased by the executive in order to become eligible to the Plan.

j. Criteria for establishing the reference period

Not applicable. As mentioned above, no Company stock purchasing option is granted within the scope of either the ILP or the Matching Plan. Therefore, there is no reference period. However, both the ILP and the Matching Plan pre-establish that the payment of incentives be made after a three-year grace period.

k. Liquidation conditions

Both the ILP and the Matching Plan pre-establish that premiums be paid in cash.

l. Restrictions to stock transfer

With respect to the Matching Plan, the executive will lose his/her right to the premium if he/she transfers, within the three-year period, any Company preferred stock that is plan-bonded.

Not applicable to the ILP Plan, though, once this Plan`s participants are not required to retain their stockholding position in the company nor are they granted any stocks within the scope of the Plan.

m. Criteria and events that, upon occurrence, shall result in the plan suspension, change or extinction

With respect to the Matching Plan, any transference of Vale`s issued preferred stocks that are plan-bonded before the three-year grace period or the executive`s severance generate the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.

However, with respect to the ILP Plan, the executive`s severance generates the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.

n. Effects generated by the Company`s Board and Committee Manager`s departure upon his/her rights as provided by the stock-based compensation plan

As the Plan works as a retention mechanism, if the Manager resigns, he/she shall lose all his/her rights to the long-term plans — ILP and Matching. In case the Manager`s contract is rescinded or not renewed by the Company, the participant shall receive the values he had purchased prior to the contract rescission or termination date.

13.5 — Participation in stock, quotas, or other convertible securities held by executive officers and fiscal council members — by board or committee

a. The number of stocks or quotas issued by the Company, held directly or indirectly, in Brazil or overseas, and other stock-convertible securities by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by VALE S.A.

Stockholders
12/31/2012	Common		Preferred
Board of Directors	1,043		86,244
Executive Officers	29,300	(*)	534	(*)
Fiscal Council	0		0
Total	30,343

(*) Including 20,000 VALE shares and 111,414 VALE.P shares owned as American Depositary Receipts (ADRs), at the New York Stock Exchange.

b. The number of stocks or quotas and other securities convertible into shares or quotas issued by the direct or indirect controllers of the Company, held directly or indirectly, either in Brazil or overseas, by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by VALEPAR S.A.

Stockholders
12/31/2012	Common	Preferred
Board of Directors		0
Executive Officers	0	0
Fiscal Council	0	0
Total		0

Shares issued by BNDES Participações S.A.

Stockholders
12/31/11	Common	Preferred
Board of Directors		0
Executive Officers	0	0
Fiscal Council	0	0
Total		0

Shares Issued by LITEL PARTICIPAÇÕESS.A.

Stockholders
12/31/2012	Common	Preferred
Board of Directors
Executive Officers	0	0
Fiscal Council	0	0
Total

Shares issued by BRADESPAR

Stockholders
12/31/2012	Common	Preferred
Board of Directors		0
Executive Officers	0	0
Fiscal Council	0	0
Total		0

Shares issued by MITSUI & CO., LTD

Stockholders
12/31/2012	Common	Preferred
Board of Directors		0
Executive Officers	0	0
Fiscal Council	0	0
Total		0

Shares issued by ELETRON S.A

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by OPPORTUNITY ANAFI PARTICIPAÇÕES S.A

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by BELAPART S.A

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by VALETRON S.A.

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

c. The number of stocks or quotas and other securities convertible into shares or quotas issued by the Company’s subsidiaries, held directly or indirectly, either in Brazil or overseas, by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by FERROVIA CENTRO ATLÂNTICA S.A.

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by FERROVIA NORTE SUL S.A.

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by LOG-IN — LOGÍSTICA INTERMODAL S/A

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers	—	0
Fiscal Council	0	0
Total		0

Shares issued by MRS LOGÍSTICA S.A.

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers
Fiscal Council	0	0
Total

Shares issued by PT VALE INDONESIA TBK

Stockholders
12/31/2012	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

13.6                        With respect to stock-based compensation, as acknowledged in the past three fiscal years and as estimated for the current fiscal year, for executive board and the statutory board.

The Matching Plan was established in 2008 and provides for a three-year grace period, so, the incentive within the scope of this Plan shall only be due by the Company three years after its application. Therefore, the value shown below for this program represents an estimation pursuant to the projection of increase of the shares price up to the date foreseen for the payment. The first benefit of the program was paid in 2011.

The information below that refers to the Long Term Incentive Plan (ILP), described in detail in 13.4 (i), does not include or grant stock purchasing option, because it is based on the quotations of the Company’s common shares in order to define the value in kind to be paid as incentive to the executive directors; that is why most of the information appearing in the following tables does not apply.

[2012]

Estimates for the fiscal year to be ended on December 31, 2013

	Executive Board	Statutory Board	Total
Number of members	—	9.00	9.00
With respect to each option grant
Grant date	—	January and March 2010(1)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and March 2013(2)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Pondered average price within accounting reference period for each of the following option groups:	—
Outstanding at the beginning of the accounting reference period	—	—	—
Not redeemed throughout accounting reference period	—	—	—
Redeemed within accounting reference period	—	—	—
Expired within accounting reference period	—	—	—
Fair option price on grant date	—	2,625,455.00(3)	2,625,455.00	(3)
Potential dilution in case all granted options were redeemed	—	—	—

Notes:

(1) In January 2010 the ILP cycle began and in March 2010 the Matching cycle began.

(2) In January 2013 the ILP cycle ended and in March 2013 the Matching cycle will end.

(3) Paid values regarding the ILP Program (cycle ended in January, 2013) and values estimated for the future payment of the Matching Program, in March 2013

Fiscal year ended on December 31, 2012

	Executive Board	Statutory Board	Total
Number of members (1) [sic]	—	9.00	9.00
With respect to each option grant
Grant date	—	January and April 2009 (2)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and April 2012(3)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Pondered average price within accounting reference period for each of the following option groups:	—
Outstanding at the beginning of the accounting reference period	—	—	—
Not redeemed throughout accounting reference period	—	—	—
Redeemed within accounting reference period	—	—	—
Expired within accounting reference period	—	—	—
Fair option price on grant date	—	R$13,024,236.00 (4)	R$	13,024,236.00	(4)
Potential dilution in case all granted options were redeemed	—	—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom remuneration was attributed based on shares as shown in the fiscal year statements, in accordance with Circular Letter CVM/SEP 01/2013.

(2) In January 2009 the ILP cycle began and in March 2009 the Matching cycle began.

(3) In January 2012 the ILP cycle ended and in March 2012 the Matching cycle ended.

(4) Paid values regarding the ILP and Matching Programs (cycle ended 2012).

Fiscal year ended on December 31, 2011

	Executive Board	Statutory Board	Total
Number of members (1) [sic]	—	7.75	7.75
With respect to each option grant
Grant date	—	January and April 2008 (2)	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January and April 2011 (3)	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Pondered average price within accounting reference period for each of the following option groups:	—
Outstanding at the beginning of the accounting reference period	—	—	—
Not redeemed throughout accounting reference period	—	—	—
Redeemed within accounting reference period	—	—	—
Expired within accounting reference period	—	—	—
Fair option price on grant date	—	R$17,677,508.00 (3)	R$	17,677,508.00	(3)
Potential dilution in case all granted options were redeemed	—	—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom remuneration was attributed based on shares as shown in the fiscal year statements, in accordance with Circular Letter CVM/SEP 01/2013.

(2) In January 2008 the ILP cycle began and in April 2008 the Matching cycle began.

(3) In January 2011 the ILP cycle ended and in April 2011 the Matching cycle ended.

(4) Paid values regarding the ILP and Matching Programs (cycle ended 2011).

Fiscal year ended on December 31, 2010

	Executive Board	Statutory Board	Total
Number of members (1)	—	7.00	7.00
With respect to each option grant
Grant date	—	January 2007	—
Number of granted options	—	—	—
Deadline for options to become redeemable	—	January 2010	—
Deadline for redeeming options	—	—	—
Grace period for stock transfer	—	—	—
Pondered average price within accounting reference period for each of the following option groups
Outstanding at the beginning of the accounting reference period	—	—	—
Not redeemed throughout accounting reference period	—	—	—
Redeemed within accounting reference period	—	—	—
Expired within accounting reference period	—	—	—
Fair option price on grant date	—	R$ 30,239,619.00(2)	R$	30,239,619.00
Potential dilution in case all granted options were redeemed	—	—	—

Note:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom remuneration was attributed based on shares as shown in the fiscal year statements, in accordance with Circular Letter CVM/SEP 01/2013.

(2) Values paid regarding the ILP cycle ended in January 2010.

13.7        With respect to outstanding options for the Executive Board and the Statutory Board at the closing of the last accounting reference period

Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares. See items 13.4 and 13.6.

13.8        With respect to redeemed and delivered options for the Executive Board and the Statutory Board, in the past three accounting reference periods

Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares. See items 13.4 and 13.6.

13.9        Summary of relevant information aiming at a broader understanding of data presented under items 13.6 through 13.8 above, as well as an explanation of the pricing method used for stock and option values

Not applicable. See items 13.4 and 13.6.

13.10      Private Pension Funds in force granted to members of the executive board and the statutory board

Pursuant to contract provisions, the Company pays for both the employer’s and the employee’s share, up to 9% of the fixed compensation, to Valia — Fundação Vale do Rio Doce de Seguridade Social (Vale do Rio Doce Social Security Foundation), or to any other private pension fund chosen by the Statutory Board member.

At Valia, the minimum required age for a retirement plan is 45 years of age, after having contributed for the given plan for a minimum grace period of 5 years.

Valia — Fundação Vale do Rio Doce de Seguridade Social

	Executive Board	Statutory Board	Total
Number of members (1)		[7] members	29

	Executive Board	Statutory Board	Total
Plan name	Benefits Plan “Vale Mais” (Plano de Benefício Vale Mais)
Number of managers that are eligible for retirement benefits	—	[6, of which (i) 2 with Normal Retirement Income; and (ii) 3 with Early Retirement Income; and (iii) 1 with Differed Benefit Income through Retirement.]
Eligibility for early retirement	—	- be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Vale Mais Plan (except for participants migrating from the Defined Benefit Plan (Benefits Plan now closed) to the Vale Mais Plan; - have rescinded the labor contract with the employer or have lost the position of administrator.	—
Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	R$7,916,952.30(2)	R$	7,331,786
Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	R$1,282,571.37(3)	R$	1,039,644

[continues]

[continued]

Eligibility for advanced redemption and conditions	—	- The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Vale Mais Plan, is eligible to receive the redemption. The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the Vale MaisPlan up to a maximum of 80% of this account.	—

(1) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 01/2013.

(2) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2012.

(3) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the year of 2012.

	Executive Board	Statutory Board	Total
Number of members (1)		1 member
Plan name	Benefits Plan “Valiaprev”
Number of managers that are eligible for retirement benefits	—
Eligibility for early retirement	—	- be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Vallaprev Plan ( - have rescinded the labor contract with the employer or have lost the position of administrator.	—

	Executive Board	Statutory Board	Total
Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	R$153,930.02 (2)
Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	R$143,151.63(3)
Eligibility for advanced redemption and conditions

- The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Valiaprev Plan, is eligible to receive the redemption.

The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the ValiaprevPlan up to a maximum of 80% of this account.

(1) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 01/2013.

(2) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2012.

(3) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the year of 2012.

13.11 — Maximum, minimum, and average individual compensation of the executive board, statutory board, and the fiscal board

Justification for not filling out this table.

Information not disclosed due to injunctive relief granted in the case of ordinary proceedings No. 2010.51.01.002888-5 by the Honorable Judge of the 5th Circuit Court of Federal Justice of Rio de Janeiro to IBEF/RJ, to which Vale and the company executives are linked. The concerning preliminary injunction continuous in force due to the decision of the High Court of Justice in MC 17350—RJ.

13.12      Compensation or indemnity mechanisms applicable to managers in the occurrence of dismissal or retirement

The contracts signed by members of the Statutory Board have a provision for indemnity for contract rescission or non-renewal once such events are generated by the Company. In the latter case, the following amounts and conditions are provided for: (i) 2 (two) fixed annual salaries for the Managing President; or (ii) 1 (one) fixed annual salary for the Statutory Directors. Indemnity payment is made in four quarterly payments and conditioned to a non-compete agreement to be in force for the following 12 months.

The contract also provides for a Life Insurance Policy, whose insured capital is worth twice as much as the fixed annual compensation, for the purposes of death or total permanent disability (TPD).

No other type of contract agreement is drawn with members of the Executive Board or the Fiscal Board. The same applies to any other types of contract agreements, life insurance policies or any other instruments that might underlie compensation or indemnity mechanisms in case an executive is dismissed or retires.

13.13                Percentage of total compensation held by managers and members of the fiscal board, that are somehow connected to controllers.

Board or Committee	Fiscal year ended on December 31, 2012
Executive Board	74.00%
Statutory Board	0.00%
Fiscal Board	15.00%

Board or Committee	Fiscal year ended on December 31, 2011
Executive Board	74.00%
Statutory Board	0.00%
Fiscal Board	15.00%

Board or Committee	Fiscal year ended on December 31, 2010
Executive Board	90.00%
Statutory Board	0%
Fiscal Board	14.00%

13.14 - Compensation paid to managers and members of the fiscal board, grouped by board, received for any purpose other than the function they perform.

No payments in the last three accounting reference periods of any other type rather than for the function they perform were made to any member of the Executive Board, of the Statutory Board, or the Fiscal Board.

13.15 Compensation paid to managers and members of the fiscal board acknowledged in the results released by direct or indirect affiliates, subsidiaries or companies under common control.

FISCAL YEAR ENDED ON 12/31/2012

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$972,657.00 (1) (Fixed annual compensation: R$1,189,560.00/ Direct and indirect benefits: R$783,097.00	~~0~~	R$	972,657.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

Note:

(1) – The above amount refers to compensation paid to an Executive Manager working at our controlled company Vale Canada.

FISCAL YEAR ENDED ON 12/31/2011

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$1,023,381.00 (1) (Fixed annual compensation: R$766,330.00/ Direct and indirect benefits: R$257,051.00)	0	R$	1,023,381.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

Note:

(1) – The above amount refers to compensation paid to an Executive Manager working at our controlled company Vale Canada.

FISCAL YEAR ENDED ON 12/31/2010

	EXECUTIVE BOARD	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$961,667.00 (1) (Fixed annual compensation: R$698,809.00 / Direct and indirect benefits: R$262,858.00)	0	R$	961,677.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

Note:

(1) – The above amount refers to compensation paid to an Executive Manager working at our controlled company Vale Canada

13.16      Other relevant information

Proposal for global compensation

The proposal for global compensation of the managers for the fiscal year 2013 was submitted to the General Annual Meeting intended to fix as a global sum the amount of up to R$ 101,000,000 (one hundred and one million reais), to be distributed by the Executive Board, taking into account the responsibilities of the administrators, the time devoted to their positions, the competence, the professional reputation, and the value of their services in the market.

The above amount comprises: (a) up to R$ 6,004,560,00 (six million, four thousand five hundred and sixty reais) corresponding to the fixed compensation of the members of the Executive Board, and of the members of the Fiscal Board, under the terms of Act No. 6404/76, Art. 163; (b) up to R$ 70,112,787.00 (seventy million, one hundred twelve thousand, seven hundred and eighty seven reais) corresponding to the fixed and variable compensation of the Executive Directors, which takes into account an Executive Board comprised by 9 Executive Directors. The individual and fixed compensation is compatible with the values paid to the executive members of similar companies, while the payment of the variable compensation, corresponding to the bonus and the long-term incentive, is linked to the fulfillment of predetermined goals, based on the performance of the Company. Thus, the payment of the variable compensation is equivalent to the partial or total fulfillment of the predetermined goals, and they may also be not owed in the event of not reaching such goals; (c) up to R$ 24,378,653.00 (twenty-four million, three hundred seventy eight thousand and six hundred and fifty three reais) corresponding to taxes and charges that have an incidence over the compensation and the responsibility of Vale, and also, benefits of any nature; and (d) up to R$ 504,000.00 (five hundred and four thousand reais) corresponding to the remuneration of the members of the Advisory Committees and charges related to that remuneration.

It is important to note that the proposal for overall compensation shown above considers the remuneration of the members of the Advisory Committees and charges related to that remuneration, an amount that is not shown in item 13.2.

Moreover, it is proposed the ratification of amounts paid to directors in fiscal year 2012, with the supplemental amount of R$ 1,058,463.00 (one million, fifty eight thousand four hundred sixty three reais), due to the payment of indemnity for employment termination in 2012.

Report on the amendments proposed to the

By-laws of Vale S.A.

Please find below a report, under a table form, detailing the source and justification of the amendments proposed to the By-laws of the Company and analyzing their eventual legal and economic effects:

Current wording of the By-laws	Proposed wording to the By-laws	Justification
Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).

Vale got listed in Level 1 of Corporate Governance of BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuro (“BM&FBovespa”) in 2003 and, since then, its shareholders, managers and members of the Audit Committee (Conselho Fiscal) are subject to the provisions of the Listing Rules (Regulamento de Listagem) of such level. Nonetheless, BM&FBovespa, pursuant to a review of such Listing Rules made in 2011, started requesting such obligation to be expressly inserted in the By-laws of each company listed in Level 1.

Legal Effect. Compliance with the Listing Rules by means of the adjustment of the By-laws of Vale to the mandatory minimum clauses (cláusulas mínimas obrigatórias) required by such rules.

Economic Effect. According to the Listing Rules, the non adoption of the mandatory minimum clauses will cause application of penalties set forth therein.

Current wording of the By-laws	Proposed wording to the By-laws	Justification

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1º - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements.

Since Vale got listed in Level 1 of Corporate Governance of BM&FBovespa in 2003 and, since then, the members of its Board of Directors and Executive Board are obligated to, previously to their investiture, subscribe a Term of Consent (Termo de Anuência) to the Listing Rules of such level. Pursuant to an amendment made to the referred Listing Rules, BM&FBovespa started requesting the By-laws of each company listed in Level 1 to expressly establish such obligation.

Legal Effect. Compliance with the Listing Rules by means of the adjustment of the By-laws of Vale to the mandatory minimum clauses required by such rules.

Economic Effect. According to the Listing Rules, the non adoption of the mandatory minimum clauses will cause application of penalties set forth therein.

Article 10 — (...)

§3 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their

Article 10 — (...) §3º - The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

According to Listing Rules of Level 1 of Corporate Governance of BM&FBovespa, until 2014, the By-laws of the companies listed in such level shall be amended to expressly provide for the prohibition of cumulating the positions of Chairman of the Board of Directors and Chief executive Officer, practice already adopted at Vale.

Legal Effect. Compliance with the Listing Rules by adjusting the By-laws of Vale to the mandatory minimum clauses required by such rules and consolidation of a practice already adopted by Vale, in accordance with the best corporate governance

Current wording of the By-laws	Proposed wording to the By-laws	Justification
competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

standards, by splitting into different individuals two important positions.

Economic Effect. According to the Listing Rules, the non adoption of the mandatory minimum clauses will cause application of penalties set forth therein.

Article 10 — (...) §4 - The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II — Committees hereinafter.

Article 10 — (...)

§4º - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

Paragraph renumbered due to the inclusion of the new third paragraph above mentioned. Therefore, there are no legal or economic effects to be assessed.

No correspondence.	Article 10 — (...) §5º - The Board of Directors shall be supported by technical and consultant	Paragraph renumbered due to the inclusion of the new third paragraph above mentioned. Therefore, there are no legal or economic effects to be assessed.

Current wording of the By-laws	Proposed wording to the By-laws	Justification
bodies, denominated Committees, regulated as set forth in Section II — Committees hereinafter.

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

In caput of article 11, the term “all being shareholders in the Company” has been removed in order to exclude the need of the members of the Board of Directors of Vale to be shareholders of it, in accordance with the amendment made to the Law No. 6,404/1976 by the provision of Article 6th of Law No. 12,431/2011.

Legal Effect. Exclusion of Vale’s By-laws of a requirement for the election of Directors more severe than that one set forth in Law No. 6,404/1976.

Economic Effect. Once there is no need for the shareholder who wishes to appoint a candidate for the Board of Directors to transfer, at least, one share issued by Vale to such candidate or even for the candidate himself to acquire such share on his own, the election process becomes more efficient and the costs involved therein are reduced.

Article 11 - (...) §1 - The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.	Article 11 - (...) §1º - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

According to Listing Rules of Level 1 of corporate Governance of BM&FBovespa, until 2014, the By-laws of the companies listed in such level shall be amended to expressly provide for the unified mandate of the members of the Board of Directors, practice already adopted at Vale. The unified mandate means that, in case of vacancy of a Director position, the corresponding replacer shall be appointed to fulfill the term of office of its

Current wording of the By-laws	Proposed wording to the By-laws	Justification

predecessor, in such way that the term of office of all Directors end up at the same time.

Legal Effect. Compliance with the Listing Rules by means of the adjustment of the By-laws of Vale to the mandatory minimum clauses required by such rules.

Economic Effect. According to the Listing Rules, the non adoption of the mandatory minimum clauses will cause application of penalties set forth therein.

Article 11 - (...)

§6 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

Article 11 - (...)

§6 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3º.

In the specific case of sixth paragraph, the amendment now proposed aims only to include a cross reference with the new third paragraph of article 10, in order to create a clear and direct bond between such provisions, contributing then, to reinforce its accomplishment.

Legal Effect. To provide for a better interpretation and higher coherence of the provisions of Vale’s By-laws, being the legal effects of the new third paragraph of article 10 described above.

Economic Effect. The amendment now proposed for the sixth paragraph of article 11 does not bring any economic effect. The economic effects of the new third paragraph of article 10 are described above.

Article 12 - The Board of Directors shall meet on an ordinary basis once a month	Article 12 - The Board of Directors shall meet on an ordinary basis once a month	The amendment now proposed aims to optimize the meetings of the Board of directors, by allowing the participation by means of

Current wording of the By-laws	Proposed wording to the By-laws	Justification

and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location.

and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

teleconference, videoconference or other means of communication that are able to ensure the effective participation and the vote authenticity.

Legal Effect. To align the proceedings for the meetings of the Board of Directors to the best nowadays practices, without prejudice to the quality of the discussions and decisions taken at such meetings. Analogy with the permission set forth in the sole paragraphs of Articles 121 and 127 of Law No. 6.404/76, according to the wording given by Law No. 12.431/2011. This procedure has already been used in the meetings of the Executive Board.

Economic Effect. The use of new technological sources for the meetings of the Board of Directors reduces the costs incurred by the company with the locomotion, stay and feeding of the members of such corporate body for their participation in such meetings.

Article 14 - The Board of Directors shall be responsible for: (...)	Article 14 - The Board of Directors shall be responsible for: (...)

In this amendment proposal, the term “fixed assets” has been replaced by “non current assets”, aiming to suit Vale’s By-laws to the amendment made to Law No. 6,404/1976 by the provision of Article 6th of Law No. 12,431/2011.

XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of	XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non current assets and for the constitution of encumbrances,

Legal Effect. To update Vale’s By-laws to the Law now in force, in accordance with the best corporate governance standards, keeping away, consequently, eventual questioning from shareholders and regulating bodies with respect to keeping in

Current wording of the By-laws	Proposed wording to the By-laws	Justification
encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;	the provisions set forth in Article 7 of the present By-Laws being complied with;

the By-laws of Vale of a non updated term.

Economic Effect. The amendment now proposed for article 14 only has as economic effect the avoidance of a cost related to the clarification of eventual questioning from shareholders and regulating bodies as mentioned above.

(...)	(...)

Article 24 - The Accounting Committee shall be responsible for:	Article 24 - The Accounting Committee shall be responsible for:

It is proposed to exclude item IV of article 24 of Vale’s By-laws, considering that such attribution already pertains to the Audit Committee (Conselho Fiscal) as the Audit Committee for the provisions of Sarbanes-Oxley Act of 2002.

(...)	(...)

IV - analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.	IV - Excluded

Legal Effect. To suit the analyzing process of the financial statements of Vale to the applicable legislation, with the consequent aligning of the functions of the Accounting Committee and the Audit Committee, considering that Accounting Committee shall advice the Board of Directors with respect to matters related to external and internal accounting.

Economic Effect. The exclusion of unnecessary duplicity of the analysis of the financial statements of the company causes reduction of costs for the meetings of the Accounting Committee, as well as keeps away eventual questioning from shareholders and/or regulating bodies with respect to the functions of the Accounting Committee.

Current wording of the By-laws	Proposed wording to the By-laws	Justification

Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute; and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication.

Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute; and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of vote.

The present amendment proposal aims to align the proceedings of the meetings of the Executive Board to the proceedings to be adopted for the meetings of the Board of Directors, in accordance with the new wording of sole paragraph of article 12, as mentioned above.

Legal Effect. To align the proceedings of the meetings of the Executive Board and the Board of Directors and to formalize, consequently, a practice already adopted in fact by Vale, corresponding to the confirmation of the effective participation of the Executive Officers and of the authenticity of the votes given by them when participating by that means of communication.

Economic Effect. The amendment now proposed for article 29 does not bring any economic effect.

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 - Except when otherwise required by

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power

The amendment now proposed aims to exclude the restriction of the validity term existing in Vale’s By-laws for “ad negotia” powers of attorney.

Legal Effect. To turn the rules regarding the validity term of “ad negotia” powers of attorney more flexible, allowing for a better adaptation to the real cases they are passed for, and to reduce the bureaucracy involving such powers of attorney.

Economic Effect. Without the need to renewal all “ad negotia” powers of attorney in an annual basis, the costs existing before for such renewal will be reduced.

Current wording of the By-laws	Proposed wording to the By-laws	Justification

law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

Article 43 - The proposal for distribution of profit shall include the following reserves: I. Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;	Article 43 - The proposal for distribution of profit shall include the following reserves: I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force;

The present amendment proposal aims to replace the Depletion Reserve (Reserva de Exaustão), which tax incentives expired in 1996, by the Tax Incentive Reserve (Reserva de Incentivos Fiscais).

Legal Effect. Update of Vale’s By-laws, considering that the fiscal and corporate Laws now in force do not provide for the formation of a depletion reserve anymore.

Economic Effect. The exclusion of the Depletion Reserve does not bring any economic effect to Vale, considering that such reserve is now equals to zero and the fiscal and corporate Laws now in force do not provide for the formation of a depletion reserve anymore. With respect to tax incentives reserve, in fact, it is already considered in the proposal for distribution of profits, in accordance with the fiscal and corporate Laws now in force.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 5, 2013		Roberto Castello Branco
Director of Investor Relations